

GRAND CANYON EDUCATION

Grand Canyon University – Phoenix, AZ

ANNUAL REPORT 2012

Dear Shareholders:

The year 2012 was outstanding for Grand Canyon University. We exceeded expectations and delivered strong academic and financial results. In addition, we accepted an invitation to become a member of the NCAA Division I Western Athletic Conference beginning next year. We are excited about the future for our students, faculty, staff and shareholders.



Differentiating Grand Canyon University

We believe our success is a result of a truly unique and differentiated model within higher education. This new hybrid model combines traditional and online campuses, leveraging a common infrastructure that produces high-quality, education. There are several keys to our success:

First, our traditional campus in Phoenix, Arizona, is steadily growing and fundamentally transforming how our brand is viewed by current and prospective students. We currently have approximately 6,500 students attending our Phoenix campus, and our goal is to grow this campus to 15,000 students by the fall of 2015. The retention level of traditional students between the spring and fall semester was 87% and the average incoming GPA is now 3.4. We continue to invest in the development of our campus, including opening a new College of Arts and Sciences building with state-of-the-art labs and classroom facilities, an expanded cafeteria, and two new residence halls.

Second, our pricing model is extremely compelling. This fall will mark the fourth consecutive year that we have not raised tuition at our Phoenix campus. After scholarships, on average, our Phoenix campus students pay approximately $7,800 per year in tuition. In comparison, most private universities have tuition rates of between $25,000 and $40,000 per year, while state universities in Arizona have tuition rates of about $10,000 per year.

Third, we continue to maintain an uncompromised focus on our Christian heritage and core principles, another distinguishing trait of our University. Two weekly Chapel services, dozens of student-led Bible studies and last year's formalization of a Doctrinal Statement provide evidence of this. Local and global outreach opportunities – everything from campus events for underprivileged Phoenix families to mission trips overseas – involve hundreds of students, faculty and staff.

Fourth, the increasing number of high-quality students and full-time faculty at Grand Canyon has resulted in increased year-over-year retention rates. Our Nursing students, for example, passed the Arizona State Board of Nursing NCLEX exams at a rate of greater than 95% this past year.

Fifth, our success in athletics and the performing arts has strengthened our brand recognition. We won the Learfield Sports Directors' Cup as the top overall NCAA Division II athletic program for 2011-12. Our College of Fine Arts and Production staged award-winning theatrical, musical and dance performances throughout the year.

Finally, our flat organizational model and investment in technology provide us with the structure and flexibility to manage the progress of our students on a daily basis. We have invested $85 million in technology advancements over the last three-plus years. Our academic counseling staff can more carefully monitor the attendance, participation trends and academic progress of our students.

For the fall, 73% of our students on campus are from Arizona and 77% of them from the west side of Phoenix. We also are seeing interest from other communities and are entertaining the possibility of building a traditional campus in the East Valley of Phoenix (one of four cities), Tucson, Las Vegas and/or Albuquerque.

Looking to the Future

While the higher education industry continues to struggle, the value of a degree from Grand Canyon gets stronger. We cannot help our students succeed without the commitment of our talented, dedicated faculty and staff and the confidence of our shareholders. We appreciate your support as we strive to make high-quality higher education accessible and affordable to as many students as possible.

Brian Mueller, CEO and Director
GRAND CANYON EDUCATION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)
☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended: December 31, 2012

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from [ ] to [ ]

Commission file number: 001-34211

GRAND CANYON EDUCATION, INC.
(Exact name of registrant as specified in its charter)

DELAWARE	**20-3356009**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3300 W. CAMELBACK ROAD, PHOENIX, ARIZONA 85017
(Address of principal executive offices, including zip code)

Registrant's telephone number, including area code:
(602) 639-7500

Securities registered pursuant to Section 12(b) of the Act:

(Title of Each Class)	(Name of Each Exchange on Which Registered)
Grand Canyon Education, Inc. Common stock, $.01 par value	**The NASDAQ Global Market**

Securities registered pursuant to Section 12(g) of the Act:
None

(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act). Yes ☐ No ☒

The total number of shares of common stock outstanding as of February 11, 2013 was 44,657,860.

As of June 29, 2012, the last business day of the registrant's most recently completed second fiscal quarter, the registrant's common stock was listed on the NASDAQ Global Market. As of June 29, 2012, the aggregate market value of the registrant's common stock held by non-affiliates was approximately $913.9 million.

DOCUMENTS INCORPORATED BY REFERENCE

Certain portions of the registrant's Definitive Proxy Statement for its 2013 Annual Meeting of Stockholders (which is expected to be filed with the Commission within 120 days after the end of the registrant's 2012 fiscal year) are incorporated by reference into Part III of this Report.

GRAND CANYON EDUCATION, INC.

FORM 10-K

INDEX

Special Note Regarding Forward-Looking Statements

This Annual Report on Form 10-K, including Item 1, *Business*; Item 1A, *Risk Factors*; and Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations*, contains certain "forward-looking statements," which include information relating to future events, future financial performance, strategies, expectations, competitive environment, regulation, and availability of resources. These forward-looking statements include, without limitation, statements regarding proposed new programs; statements as to whether regulatory developments or other matters may or may not have a material adverse effect on our financial position, results of operations, or liquidity; statements concerning projections, predictions, expectations, estimates, or forecasts as to our business, financial and operational results, and future economic performance; and statements of management's goals and objectives and other similar expressions concerning matters that are not historical facts. Words such as "may," "should," "could," "would," "predicts," "potential," "continue," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar expressions, as well as statements in future tense, identify forward-looking statements.

Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved. Forward-looking statements are based on information available at the time those statements are made or management's good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to:

- our failure to comply with the extensive regulatory framework applicable to our industry, including Title IV of the Higher Education Act and the regulations thereunder, state laws and regulatory requirements, and accrediting commission requirements;
- the results of the ongoing program review being conducted by the Department of Education of our compliance with Title IV program requirements, and possible fines, repayments, or other administrative sanctions resulting therefrom;
- the ability of our students to obtain federal Title IV funds, state financial aid, and private financing;
- potential damage to our reputation or other adverse effects as a result of negative publicity in the media, in the industry or in connection with governmental reports or investigations or otherwise, affecting us or other companies in the for-profit postsecondary education sector;
- risks associated with changes in applicable federal and state laws and regulations and accrediting commission standards;
- our ability to properly manage risks and challenges associated with potential acquisitions of, or investments in, new businesses, acquisitions of new properties, or the expansion of our campus to new locations;
- our ability to hire and train new, and develop and train existing employees and faculty;
- the pace of growth of our enrollment;
- our ability to convert prospective students to enrolled students and to retain active students;
- our success in updating and expanding the content of existing programs and developing new programs in a cost-effective manner or on a timely basis;
- industry competition, including competition for qualified executives and other personnel;
- risks associated with the competitive environment for marketing our programs;
- failure on our part to keep up with advances in technology that could enhance the online experience for our students;
- the extent to which obligations under our loan agreement, including the need to comply with restrictive and financial covenants and to pay principal and interest payments, limits our ability to conduct our operations or seek new business opportunities;
- our ability to manage future growth effectively;
- general adverse economic conditions or other developments that affect job prospects in our core disciplines; and
- other factors discussed under the headings "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business," and "Regulation."

Forward-looking statements speak only as of the date the statements are made. You should not put undue reliance on any forward-looking statements. We assume no obligation to update forward-looking statements to reflect actual results, changes in assumptions, or changes in other factors affecting forward-looking information, except to the extent required by applicable securities laws. If we do update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

Part I

Item 1. *Business*

Overview

We are a regionally accredited provider of postsecondary education services focused on offering graduate and undergraduate degree programs in our core disciplines of education, healthcare, business, and liberal arts. We offer programs online, on ground at our approximately 115 acre traditional campus in Phoenix, Arizona, and onsite at facilities we lease and at facilities owned by third party employers. We are committed to providing an academically rigorous educational experience with a focus on professionally relevant programs that meet the objectives of our students. We utilize an integrated, innovative approach to marketing, recruiting, and retaining students, which has enabled us to increase enrollment to approximately 52,300 students at December 31, 2012. At December 31, 2012, 85.5% of our students were enrolled in our online programs, and, of our online and professional studies students, 41.9% were pursuing masters or doctoral degrees. At December 31, 2012, our ground enrollment was approximately 7,600.

As a principal part of our business, we focus on educating working adults, whom we define as students age 25 or older who are pursuing a degree while employed. As of December 31, 2012, approximately 90.5% of our online and professional studies students were age 25 or older. We believe that working adults are attracted to the convenience and flexibility of our online programs because they can study and interact with faculty and classmates during times that suit their schedules. We also believe that working adults, particularly those who have some college experience, represent an attractive student population because they are better able to finance their education, more readily recognize the benefits of a postsecondary degree, and have higher persistence and completion rates than students generally.

In 2012, we continued to increase the number of students in attendance at our expanding traditional ground campus. We believe our strong campus presence in Arizona is a key branding tool that is attractive to many students. We are able to provide traditional ground students an opportunity to earn an education at a private, Christian-oriented university at rates equivalent to those of a state funded university. We plan to increase enrollment growth for our traditional campus over the next few years, and seek to have 12,000 traditional ground students in attendance at the beginning of our 2015-2016 academic year. In November 2012, we accepted an invitation to become a member of the Division I Western Athletic Conference beginning with the 2013-2014 academic year, and in 2013 we will begin a four-year process to reclassify our NCAA membership from Division II to Division I. During the reclassification process we will be considered a Division I university and play full conference schedules but will be ineligible to compete for national championships which, for example, precludes us from playing in the end-of-year NCAA basketball tournament during that period of time.

We have experienced significant growth in enrollment, net revenue, and operating income over the last several years. Our enrollment at December 31, 2012 was approximately 52,300, representing an increase of approximately 19.1% over our enrollment at December 31, 2011. Our net revenue and operating income for the year ended December 31, 2012 were $511.3 million and $114.1 million, respectively, representing increases of 19.8% and 38.8%, respectively, over the year ended December 31, 2011. Our net revenue and operating income for the year ended December 31, 2011 were $426.7 million and $82.2 million, respectively, representing increases of 10.7% and 41.2%, respectively, over the year ended December 31, 2010. We seek to achieve continued growth in a manner that reinforces our reputation for providing academically rigorous, professionally-relevant educational programs that advance the educations and careers of our students.

We have been regionally accredited by the Higher Learning Commission of the North Central Association of Colleges and Schools and its predecessor since 1968, and we were reaccredited in 2007 for the maximum term of ten years. We are regulated by the Department of Education as a result of our participation in the federal student financial aid programs authorized by Title IV of the Higher Education Act (hereafter, Title IV), and, at the state level, we are licensed to operate and offer our programs by the Arizona State Board for Private Postsecondary Education and the Arizona Department of Education for Institutional Recommendation Programs. In addition, we have specialized accreditations for certain programs from the Association of Collegiate Business Schools and Programs, the Commission on Collegiate Nursing Education, and the Commission on Accreditation of Athletic Training Education. In addition, we are a candidate for accreditation by the National Council for Accreditation of Teacher Education (NCATE). We believe that our institution-wide state authorization and regional accreditation, together with these specialized accreditations, reflect the quality of our programs, enhance their marketability, and improve the employability of our graduates.

History

Grand Canyon College was founded in Prescott, Arizona in 1949 as a traditional, private, non-profit college and moved to its existing campus in Phoenix, Arizona in 1951. Established as a Baptist-affiliated institution with a strong emphasis on religious studies, the school initially focused on offering bachelor's degree programs in education. Over the years, the school expanded its curricula to include programs in the sciences, nursing, business, music, and arts. The college obtained regional accreditation in 1968 from the Commission on Institutions of Higher Education, North Central Association of Colleges and Schools, the predecessor to the Higher Learning Commission, and began offering nursing programs and master's degree programs in education and business in the 1980s. In

1989, it achieved university status and became Grand Canyon University. The university introduced its first distance learning programs in 1997, and launched its first online programs in 2003 in business and education. In early 2000, it discontinued its Baptist affiliation and became a non-denominational Christian university.

In late 2003, the school's Board of Trustees initiated a process to evaluate alternatives as a result of the school's poor financial condition and, in February 2004, a group of investors acquired the assets of the school and converted the school into a for-profit institution.

Our Approach to Academic Quality

Some of the key elements that we focus on to promote a high level of academic quality include:

- *Academically rigorous, professionally relevant curricula.* We create academically rigorous curricula that are designed to enable all students to gain the foundational knowledge, professional competencies, and demonstrable skills required to be successful in their chosen fields. Our curriculum is designed and delivered by faculty and industry-specific subject-matter experts that are committed to high quality, rigorous education and professional preparedness. We design our curricula to address specific objectives that pre-career and working-adult students need and are seeking. Through this combination, we believe that we produce graduates that can compete with integrity and become leaders in their chosen fields.
- *Qualified faculty.* We demonstrate our commitment to high quality education by hiring qualified faculty with relevant practical experience. Substantially all of our current faculty members hold at least a master's degree in their respective fields and approximately 30% of our faculty members hold doctoral degrees. Faculty members are able to integrate pertinent and useful experiences from their professional careers into the courses they teach. We invest in the professional development of our faculty members by providing training in traditional and online teaching techniques, hosting events and discussion forums that foster sharing of best practices, and continually assessing teaching effectiveness through assessment, peer reviews, and student evaluations.
- *Centralized program design and curriculum development.* We employ a highly collaborative curriculum development process to ensure a consistent learning experience with frequent faculty-student interaction in our courses. We thereafter continuously review our programs in an effort to ensure that they remain consistent, up-to-date, relevant, and effective in producing the desired learning outcomes. We also regularly review student surveys to identify opportunities for course modifications and upgrades.
- *Effective student services.* We establish teams comprised of enrollment, academic and finance personnel that act as the primary support contact point for each of our students, beginning at the application stage and continuing through graduation. In recent years, we have also concentrated on improving the technology used to support student learning, including delivering a new online learning platform and further improving student services through the implementation of online interfaces. As a result, many of our support services, including academic, administrative, library, and career services, are accessible online, generally allowing users to access these services at a time and in a manner that is convenient to them.
- *Continual academic oversight.* We have centralized the assessment functions for all of our programs through our Office of Assessment, which continuously evaluates the desired learning outcomes for each of our programs. We continuously assess outcomes data to determine whether our students graduate with the knowledge, competencies, and skills that are necessary to succeed in the workplace. The Office of Assessment also initiates and manages periodic examinations of our curricula by internal and external reviewers to evaluate and verify program quality and workplace applicability. Based on these processes and student feedback, we determine whether to modify or discontinue programs that do not meet our standards or market needs, or to create new programs. The Office of Assessment also oversees assessment of mission-based competencies.

We also offer the following features in an effort to enrich the academic experience of current and prospective students:

- *Flexibility in program delivery.* We seek to meet market demands by providing students with the flexibility to take courses exclusively online or to combine online coursework with various campus and onsite options. For example, based on market demand, particularly in connection with our nursing programs, we have established satellite locations at multiple hospitals that allow nursing students to take clinical courses onsite while completing other course work online. We have established similar onsite arrangements with other major employers, including schools and school districts through which students can pursue student teaching opportunities. This flexibility raises our profile among employers, encourages students to take and complete courses, and eliminates inconveniences that tend to lessen student persistence.

- *Small class size.* At December 31, 2012, 95% of our online and professional studies classes had 25 or fewer students. These class sizes provide each student with the opportunity to interact directly with course faculty and to receive individualized feedback and attention while also affording our faculty with the opportunity to engage proactively with a manageable number of students. We believe this interaction enhances the academic quality of our programs by promoting opportunities for students to participate actively and thus build the requisite knowledge, competencies, and skills.

Accreditation and Program Approvals

We believe that the quality of our academic programs is evidenced by our college- and program-specific accreditations and approvals. Grand Canyon University has been continuously accredited by the Higher Learning Commission and its predecessor since 1968, most recently obtaining reaccreditation in 2007 for the ten-year period through 2017. We are licensed in Arizona by the Arizona State Board for Private Postsecondary Education. In addition, we have obtained the following specialized accreditations and approvals for our core program offerings:

College	Specialized Accreditations and Program Approvals	Current Period
College of Nursing and Health Care Professions	• The Commission on Collegiate Nursing Education accredits our Bachelor of Science in Nursing and Master of Science in Nursing degree programs.	2006 – 2016 (B.S.) 2011 – 2021 (M.S.)
	• The Arizona State Board of Nursing approves our Bachelor of Science in Nursing and Master of Science in Nursing degree programs.	2006 – 2016 (B.S.) 2011 – 2021 (M.S.)
	• The Commission on Accreditation of Athletic Training Education accredits our Athletic Training Program.	2008 – 2013
College of Education	• The Arizona State Board of Education approves our College of Education to offer Institutional Recommendations for the certification of elementary, secondary, and special education teachers (B.S./M.Ed.) and school principals (M.Ed.).	2010 – 2013 (teacher) 2010 – 2013 (principal)
	• Our College of Education is a candidate for accreditation by the National Council for Accreditation of Teacher Education (NCATE), www.ncate.org. Candidacy status means that the College of Education has met preconditions for accreditation but is not accredited. This candidacy covers the initial teacher preparation programs and advanced educator preparation programs that we offer at our ground campus and online.	
Ken Blanchard College of Business	• The Association of Collegiate Business Schools and Programs accredits our Executive Master of Business Administration degree program, Master of Business Administration degree program, and our Bachelor of Science degree programs in Accounting, Business Administration, Marketing, Finance and Economics, and Entrepreneurial Studies.	2007 – 2017
College of Fine Arts and Production	• The Arizona State Board of Education approves the College of Fine Arts and Production to offer programs leading to initial teacher licensure in the area of arts education for the elementary and secondary levels.	2012 – 2014

Our regional accreditation with the Higher Learning Commission, and our specialized accreditations and approvals for our core programs, reflect the quality of, and standards we set for, our programs, enhance their marketability, and improve the employability of our graduates.

Curricula

We offer the degrees of Doctor of Education, Doctor of Business Administration, Doctor of Philosophy, Master of Arts, Master of Education, Master of Business Administration and Executive Master of Business Administration, Master of Public Administration, Master of Public Health, Master of Science, Bachelor of Arts, and Bachelor of Science and a variety of programs leading to each of these degrees. Many of our degree programs also offer a selection of emphases. We also offer certificate programs, which consist of a series of courses focused on a particular area of study, for students who seek to enhance their skills and knowledge.

We offer our academic programs through our seven distinct colleges:

- the College of Nursing and Health Care Professions, which, as a result of, among other things, the strong pass rates of our Bachelor of Science in Nursing (pre-licensure) students on the National Council Licensure Examination ("NCLEX"), has a strong reputation within the Arizona nursing community and is the largest nursing program in Arizona when considering total college enrollment (bachelor and masters students);
- the College of Doctoral Studies, which utilizes innovative technology, collaboration, and learning communities to develop expert practitioners and researchers who can become leaders in the disciplines and communities they serve;
- the College of Arts and Sciences, which develops and provides many of the general education course requirements in our other colleges and also serves as one of the vehicles through which we offer programs in additional targeted disciplines;
- the College of Education, which has greater than a 60-year history as one of Arizona's leading teacher's colleges and consistently graduates teachers who meet or exceed state averages on the Arizona Educator Proficiency Assessment exams;
- the Ken Blanchard College of Business, which has a well-known brand among our target student population, an advisory board that includes nationally recognized business leaders, and a reputation for offering professionally relevant degree programs, including an Executive MBA and programs in leadership, business, and entrepreneurship;
- the College of Fine Arts and Production, which was reintroduced in 2010 and which continues the long and highly regarded tradition that the University has in the Fine Arts; and
- the College of Theology, which was launched in 2012 and serves as one of the many vehicles through which the University affirms its Christian heritage.

We license the right to utilize the name of Ken Blanchard in connection with our business school and Executive MBA Programs and the name of Jerry Colangelo in connection with our Colangelo School of Sports Business that we operate within the business school.

Under the overall leadership of our senior academic affairs personnel and the deans of the individual colleges, each of the colleges organizes its academic programs through various departments and schools. At December 31, 2012, we offered 114 academic degree program and emphasis combinations, as follows:

College of Arts and Sciences

Degree Program	Emphasis
Master of Science	• Addiction Counseling • Criminal Justice — Law Enforcement • Criminal Justice — Legal Studies • Professional Counseling • Psychology — General Psychology • Psychology — Industrial and Organizational Psychology
Bachelor of Arts	• Communications • English Literature • History
Bachelor of Science	• Addiction, Chemical Dependency, and Substance Abuse • Biology — Pre-Medicine* • Biology — Pre-Pharmacy* • Biology — Pre-Physical Therapy* • Biology — Pre-Physician Assistant* • Exercise Science — Health Education* • Exercise Science — Physical Education* • Exercise Science — Pre-Physical Therapy* • Forensic Science • Justice Studies • Psychology • Sociology

College of Doctoral Studies

Degree Program	Emphasis
Doctor of Education	• Organizational Leadership — Behavioral Health • Organizational Leadership — Christian Ministry • Organizational Leadership — Higher Education Leadership • Organizational Leadership — Instructional Leadership • Organizational Leadership — K-12 Leadership • Organizational Leadership — Organizational Development • Organizational Leadership — Special Education
Doctor of Business Administration	• Management
Doctor of Philosophy	• General Psychology — Cognition and Instruction • General Psychology — Industrial and Organizational Psychology • General Psychology — Integrating Technology, Learning, and Psychology • General Psychology — Performance Psychology

College of Education

Degree Program	Emphasis
Master of Arts	• Teaching — Professional Learning Communities (AP/CPE) • Teaching —Teacher Leadership (AP/CPE)
Master of Education	• Curriculum and Instruction: Reading — Elementary (AP/CPE) • Curriculum and Instruction: Reading — Secondary (AP/CPE) • Curriculum and Instruction: Technology (AP/CPE) • Early Childhood Education (IP/ TL) • Early Childhood Education (IP/Non-TL) • Educational Administration (AP/PL) • Educational Leadership (AP/CPE) • Elementary Education (IP/ TL) • Elementary Education (IP/ Non-TL) • Secondary Education (IP/ TL) • Secondary Education (IP/ Non-TL) • Special Education for Certified Special Educators (AP/CPE) • Special Education: Cross Categorical (IP/ TL) • Special Education: Cross-Categorical (IP/Non-TL) • Teaching English to Speakers of Other Languages (AP/CPE)
Bachelor o f Science	• Early Childhood Education • Elementary Education — English • Elementary Education — Math • Elementary Education — Science • Elementary/Special Education • Secondary Education — Biology* • Secondary Education — Business Education • Secondary Education — Chemistry* • Secondary Education — English • Secondary Education — Mathematics • Secondary Education — Physical Education* • Secondary Education — Social Studies

College of Fine Arts and Production

Degree Program	Emphasis
Bachelor of Arts	• Dance Education* • Digital Design — Animation* • Digital Design — Web Design* • Digital Film — Production • Digital Film — Screenwriting • Music Education* • Music Education — Instrumental* • Music — Piano* • Music — Voice* • Theatre and Drama* • Theatre Education*

College of Nursing and Health Care Professions

Degree Program	Emphasis
Master of Science	• Health Care Administration • Health Care Informatics • Nursing — Acute Care Nurse Practitioner • Nursing — Clinical Nurse Specialist* • Nursing — Family Nurse Practitioner* • Nursing — Healthcare Informatics • Nursing — Leadership in Healthcare Systems • Nursing — Nursing Education • Nursing — Public Health
Master of Public Health	
Bachelor of Science	• Athletic Training* • Health Care Administration • Health Science: Professional Development and Advanced Patient Care • Nursing

College of Theology

Degree Program	Emphasis
Master of Arts	• Christian Studies — Christian Leadership • Christian Studies — Pastoral Ministry • Christian Studies — Urban Ministry • Christian Studies — Youth Ministry
Bachelor of Arts	• Christian Studies • Christian Studies – Biblical Studies • Christian Studies – Youth Ministry

Ken Blanchard College of Business

Degree Program	Emphasis
Ken Blanchard Executive MBA	
Master of Business Administration	• Accounting • Finance • Health Systems Management • Leadership • Marketing • Strategic Human Resources Management
Master of Public Administration	• Government and Policy • Health Care Management
Master of Science	• Accounting • Leadership • Leadership — Disaster Preparedness & Executive Fire Leadership
Bachelor of Science	• Accounting • Business Administration • Business Administration – Business Intelligence • Business Management • Entrepreneurial Studies • Finance and Economics • Marketing • Public Safety and Emergency Management • Public Safety Administration • Sports Management

* Indicates program is offered on ground only

We have established relationships with health-care systems, school districts, emergency-services providers, and other employers through which we offer programs onsite to provide flexibility and convenience to students and their employers. For example, for our nursing programs, we offer clinical courses onsite at hospitals and other health-care centers with which we have partnerships, and also arrange to allow these students to complete their clinical work onsite.

We currently offer our ground-based programs to traditional students through three 16-week semesters in a calendar year and to online students in five, seven or eight week courses throughout the calendar year. Traditional students generally enroll in three or four courses per semester while online students typically concentrate on one course at a time. We require our online students to be actively engaged in their online student classroom at least three or four times each week, depending on the content and degree level of the class, in order to maintain an active dialogue with their professors and classmates. Our online programs provide a digital record of student interactions for the course instructor to assess students' levels of engagement and demonstration of required competencies.

New Program Development

We typically investigate market demand and review proposals developed by faculty, staff, students, alumni, or partners to aid us in the identification of potentially new degree programs or emphasis areas. We then perform an analysis of the consistency of the proposed program or emphasis with our mission, long-term demand, and development costs. If, following this analysis, the Business

Development Committee decides to proceed with a new program, our college faculty and administrators approve subject-matter experts with whom our Curriculum Design and Development Team members, including instructional designers, curriculum developers, and editors, work to design the program so that it is consistent with our academically rigorous, professionally oriented program standards. The program is then reviewed by the dean of the applicable college, the Program Standards and Evaluation Committee, the Academic Affairs Committee, and finally, our Provost and Chief Academic Officer. Upon accreditation and regulatory approval, the subject matter experts develop course syllabi, and our Marketing Department creates a marketing plan to publicize the new program. Our average program development process is six months from proposal to course introduction. The development process is typically longer if we are expanding into a new field or offering a new level of degree.

Assessment

Our Office of Assessment serves as our central resource for measuring learning outcomes and student satisfaction and driving systematically engineered and data-driven continuous-improvement cycles for updating our curricula. Among other things, the assessment team reviews student course satisfaction surveys; analyzes archived student assignments to assess whether a given program is developing students' foundational knowledge, professional competencies, and skills to achieve the expected learning outcomes; and provides feedback as to program effectiveness. Based on this data and the conclusions of the assessment team, we modify programs as necessary to meet our student satisfaction and educational development standards.

Faculty

Our faculty includes full-time faculty and adjunct faculty whom we employ to teach on a course-by-course basis for a specified fee. During our Fall 2012 semester, 52% of the seats on our ground traditional campus were taught by full-time faculty with the remaining seats taught by adjunct faculty. Our intention is that the percentage of seats taught by full-time faculty will increase to 70% of all seats by the Fall semester of 2014. In the fourth quarter of 2011, 20.6% of our students in online classes were taught by full-time faculty. This increased to 23.2% in the fourth quarter of 2012. The remaining courses are primarily taught by adjunct faculty. Our current faculty members hold at least a master's degree in their respective fields and approximately 30% of our faculty members hold doctoral degrees.

We believe that the quality of our faculty is critical to our success, particularly because faculty members have more interaction with our students than any other university employee. Accordingly, we regularly review the performance of our faculty, including, but not limited to, engaging our full-time faculty and other specialists to conduct peer reviews of our adjunct faculty, monitoring the amount of contact and the quality of feedback that faculty have with students in our online programs, reviewing student feedback, and evaluating the learning outcomes achieved by students. If we determine that a faculty member is not performing at the level that we require, we work with the faculty member to improve performance, including, among other things, assigning him or her a mentor or through other means. If the faculty member's performance does not improve, we terminate the faculty member's contract and employment.

Student Support Services

Encouraging students that enter Grand Canyon University to complete their degree programs is critical to the success of our business. We focus on developing and providing resources that simplify the student enrollment process, acclimate students to our programs and our online environment, support the student educational experience, and track student performance toward degree completion. Many of our support services, including academic, administrative, and library services, are accessible online and are available to our online and ground students, allowing users to access these services at a time and in a manner that is generally convenient to them. The student support services we provide include:

Academic services. We provide students with a variety of services designed to support their academic studies. Our Center for Learning and Advancement offers research services, writing services, and other tutoring services.

Administrative services. We provide students with the ability to access a variety of administrative services both telephonically and via the Internet. For example, students can register for classes, apply for financial aid, pay their tuition, and order their transcripts online. We believe this online accessibility provides the convenience and self-service capabilities that our students value. Our academic and finance counselors provide personalized online and telephonic support to our students.

Library services. We provide a mix of online and ground resources, services, and instruction to support the educational and research endeavors of all students, faculty, and staff, including ground and online libraries and a qualified library staff that is available to help faculty and students with research, teaching, and library resource instruction. Collectively, our library services meet, or exceed, the requirements set by relevant accrediting bodies for us to offer undergraduate, master's, and doctoral programs.

Career services. For those students seeking to change careers or explore new career opportunities, we offer career services support, including resume review and evaluation, career planning workshops, and access to career services specialists for advice and support. Other resources that we offer include a Job Readiness Program, which advises students on matters such as people skills, resumes and cover letters, mock interviews, and business etiquette; a job board, which advertises employment postings and career exploration opportunities; career counseling appointments and consultations; and career fairs.

Technology support services. We provide online technical support 18 hours per day during the week and 17 hours per day on weekends to help our students remedy technology-related issues. We also provide online tutorials and "Frequently Asked Questions" for students who are new to online coursework.

Marketing, Recruitment, Admissions and Retention

Marketing. We engage in a range of marketing activities designed to position us as a provider of academically rigorous, professionally relevant educational programs, build strong brand recognition in our core disciplines, differentiate us from other educational providers, raise awareness among prospective students, generate enrollment inquiries, and stimulate student and alumni referrals. We target our online programs to working adults focused on program quality, convenience, and career advancement goals. We target our ground programs to traditional college students, working adults seeking a high quality education in a traditional college setting, and working adults seeking to take classes with a cohort onsite at our leased facilities or at their employer's facility. In marketing our programs to prospective students, we emphasize the value of the educational experience and the academic rigor and professional relevancy of the programs, as well as the cost of the program. We believe this approach reinforces the qualities that we want associated with our brand and also attracts students who tend to be more persistent in starting and finishing their programs.

Recruitment. Once a prospective student has indicated an interest in enrolling in one of our programs, our lead management system identifies and directs an enrollment counselor to initiate immediate communication. The enrollment counselor serves as the primary, direct contact for the prospective student and the counselor's goal is to help that individual gain sufficient knowledge and understanding of our programs so that he or she can assess whether there is a good match between our offerings and the prospective student's goals. Upon the prospective student's submission of an application, the enrollment counselor, together with our student services personnel, works with the applicant to gain acceptance, arrange financial aid, if needed, register for courses, and prepare for matriculation.

Admissions. Admission to Grand Canyon University is available to qualified students who are at least 16 years of age. Undergraduate applicants may qualify in various ways, including by having a high school diploma, certain minimum grade point average levels, a composite score of 920 or greater on the Scholastic Aptitude Test, a composite score of 19 or greater on the ACT test, or a passing cumulative score of 2,587 or greater on the General Education Development (GED) tests. Some of our programs require a higher grade point average and/or other criteria to qualify for admission. Applicants to our graduate programs must generally have an undergraduate degree from an accredited college, university, or program with a grade point average of 2.8 or greater, or a graduate degree from an accredited college, university, or program. In addition, some students who do not meet the qualifications for admission may be admitted at our discretion. A student being considered for such admission may be asked to submit additional information such as personal references and an essay addressing academic history. Students may also need to schedule an interview to help clarify academic goals and help us make an informed decision.

Retention. A key component in retaining our students is providing an outstanding learning experience. We feel that our team-based, proactive approach to recruitment and enhanced student services results in increased retention due to our systematic approach to contacting students at key milestones during their enrollment, providing encouragement and highlighting their achievements. Our financial advisors proactively assist each student with the student's selection of an appropriate payment option, and monitor the student's progress and account balance to ensure a smooth financial aid experience and to help ensure our students are well prepared for the financial obligations they incur. Our academic advisors assist students with their academic schedules and regularly monitor "triggering events," such as the failure to participate in the classroom or failure to matriculate in a timely manner, which signal that a student may be at-risk for dropping out. Upon identifying an at-risk student, academic advisors proactively interact with the student to resolve any issues and encourage the student to continue with his or her program. We have found that personally involving our employees in the student educational process, and proactively seeking to resolve issues before they become larger problems, can significantly increase retention rates among students. These frequent interactions between financial and academic advisors and students are a key component to our retention strategy.

Enrollment

At December 31, 2012, we had 52,292 students enrolled in our courses, of which 44,690, or 85.5%, were enrolled in our online programs, and 7,602, or 14.5%, were enrolled in our ground programs. Of our students in online programs, which were geographically distributed throughout all 50 states of the United States, and Canada, and in professional studies programs, 90.5% were age 25 or older. Of our traditional on-campus students, 82.8% were under age 25 and, although we draw students from throughout the United States, a substantial majority were from Arizona.

The following is a summary of our student enrollment at December 31, 2012 and December 31, 2011 (which included fewer than 700 students pursuing non-degree certificates) by degree type and by instructional delivery method:

	December 31, 2012[1]		December 31, 2011[1]	
	# of Students	% of Total	# of Students	% of Total
Graduate degree [2]	19,395	37.1%	17,175	39.1%
Undergraduate degree	32,897	62.9%	26,742	60.9%
Total	52,292	100.0%	43,917	100.0%

	December 31, 2012[1]		December 31, 2011[1]	
	# of Students	% of Total	# of Students	% of Total
Online[3]	44,690	85.5%	38,918	88.6%
Ground [4]	7,602	14.5%	4,999	11.4%
Total	52,292	100.0%	43,917	100.0%

(1) Enrollment at December 31, 2012 and 2011 represents individual students who attended a course during the last two months of the calendar quarter.

(2) Includes 3,065 and 1,924 students pursuing doctoral degrees at December 31, 2012 and 2011, respectively.

(3) As of December 31, 2012 and 2011, 41.9% and 42.8%, respectively, of our online and professional studies students were pursuing graduate or doctoral degrees.

(4) Includes our traditional on-campus students, as well as our professional studies students.

Tuition and Fees

For the 2012-13 academic year (the academic year that began in May 2012), our prices per credit hour range from $350 to $465 for undergraduate online and professional studies courses, $495 to $600 for graduate online courses, $630 for doctoral online programs, and $688 for undergraduate courses for ground students. For our active duty and active reserve online and professional studies students, our prices per credit hour are $250 for undergraduate, $400 for graduate courses and $599 for doctoral courses. The overall price of each course varies based upon the number of credit hours per course (with most courses representing four credit hours), the degree level of the program, and the discipline. In addition, we charge a fixed $8,250 "block tuition" for undergraduate ground students taking between 12 and 18 credit hours per semester, with an additional $688 per credit hour for credits in excess of 18. A traditional undergraduate degree typically requires a minimum of 120 credit hours. The minimum number of credit hours required for a master's degree and overall cost for such a degree varies by program, although such programs typically require approximately 36 credit hours. The doctoral program requires approximately 60 credit hours.

Based on current tuition rates, tuition for a full program would generally equate to between $17,340 and $24,480 for an online master's program, between $42,000 and $55,800 for a full four-year online bachelor's program, $37,800 and $39,700 for a full doctoral program, and approximately $66,000 for a full four-year bachelor's program taken on our ground campus. The tuition amounts referred to above assume no reductions for transfer credits or scholarships, which many of our students utilize to reduce their total program costs. For the years ended December 31, 2012, 2011 and 2010, our revenue was reduced by approximately $94.3 million, $73.6 million and $55.8 million, respectively, as a result of scholarships that we offered to our students. The increase in scholarships reflects our increased revenues and our resulting increased use of scholarships (especially academic scholarships), to attract high performing students to our ground traditional campus.

We have established a refund policy for tuition and fees based upon individual course start dates. Under our policy, for courses offered through a non-traditional modality, generally if a student drops or withdraws from a course before the course begins, 100% of the charges for tuition and fees are refunded. If a student drops or withdraws from a course during the first week of the course, 75% of the charges for tuition are refunded. If a student drops or withdraws from a course during or after the second week of a course, tuition charges and fees are not refunded. All fees, including materials fees, are non-refundable for non-traditional students after the start of a course. We will refund tuition and fees according to the above policy unless a student attending courses online is a resident of a state that requires us to comply with different, state specific guidelines. For traditional students attending 16-week courses, generally if a student withdraws before the course begins, 100% of the charges for tuition and fees are refunded. If a student withdraws during the first week of the course, 90% of the charges for tuition are refunded and instructional fees and ground campus-related fees are refunded. If a student drops or withdraws from a course during the second week of a course, 75% of the tuition charges are refunded but all fees are non-refundable. If a student drops during the third week of a course, 50% of the tuition charges are refunded and during or after the fourth week, there are no refunds for tuition charges. Fees charged by us include graduation fees as well as fees for access to certain educational resources such as online materials. This tuition and fees refund policy is different from, and applies in addition to, the return of Title IV funds policy we are required to follow as a condition of our participation in the Title IV programs.

Sources of Student Financing

Our students finance their education through a combination of methods, as follows:

Title IV programs. The federal government provides for grants and loans to students under the Title IV programs, and students can use those funds at any institution that has been certified as eligible by the Department of Education. Student financial aid under the Title IV programs is primarily awarded on the basis of a student's financial need, which is generally defined as the difference between the cost of attending the institution and the amount the student and the student's family can reasonably contribute to that cost. All students receiving Title IV program funds must maintain satisfactory academic progress toward completion of their program of study. In addition, each school must ensure that Title IV program funds are properly accounted for and disbursed in the correct amounts to eligible students.

During fiscal 2012 and 2011, we derived approximately 80.3% and 80.2%, respectively, of our net revenues (calculated on a cash basis in accordance with Department of Education standards currently in effect) from tuition financed under the Title IV programs. The primary Title IV programs that our students receive funding from are the Federal Direct Loan program or FDL Program, and the Federal Pell Grant, or Pell, Program.

Student loans administered through the FDL Program are currently the most significant source of U.S. federal student aid. There are two types of federal student loans: subsidized loans, which are based on the U.S. federal statutory calculation of student need, and unsubsidized loans, which are not need-based. Neither type of student loan is based on creditworthiness although annual and aggregate loan limits apply based on a student's grade level. Students are not responsible for interest on subsidized loans while the student is enrolled in school. Students are responsible for the interest on unsubsidized loans while enrolled in school, but have the option to defer payment while enrolled. Repayment on federal student loans begins six months after the date the student ceases to be enrolled. The loans are repayable over the course of 10 years and, in some cases, longer. Both graduate and undergraduate students are eligible for loans. During 2012, federal student loans (both subsidized and unsubsidized) represented approximately 84.6% of the gross Title IV funds that we received.

Grants under the Pell Program (Pell Grants) are awarded based on need and only to undergraduate students who have not earned a bachelor's or professional degree. Unlike loans, Pell Grants are not repayable. During fiscal year 2012, Pell Grants represented approximately 14.1% of the gross Title IV funds that we received. The eligibility requirements for, and the maximum amount available under, Pell Grants increased in 2010, but did not increase in 2011 over 2010 levels. For the 2012-2013 award year, the maximum amount available under Pell Grants was maintained but the maximum income that makes an applicant for Title IV Program funds eligible for an automatic zero Expected Family Contribution was reduced from $32,000 to $23,000.

Our students also receive funding under other Title IV programs, including the Federal Perkins Loan Program, the Federal Supplemental Educational Opportunity Grant Program, the Federal Work-Study Program, the National Science and Mathematics Access to Retain Talent Grant Program, the Academic Competitiveness Grant Program, and the Teacher Education Assistance for College and Higher Education Grant Program.

Other financial aid programs. In addition to the Title IV programs listed above, eligible students may participate in several other financial aid programs or receive support from other governmental sources. These include veterans educational benefits administered by the U.S. Department of Veterans Affairs and state financial aid programs. During fiscal 2012 and 2011, we derived an immaterial amount of our net revenue from tuition financed by such programs.

Private loans. Some of our students also use private loan programs to help finance their education. Students can apply to a number of different lenders for private loans at current market interest rates. Private loans are intended to fund a portion of students' cost of education not covered by the Title IV programs and other financial aid. During fiscal 2012 and 2011, payments derived from private loans constituted less than 1% of our net revenues for each year, respectively.

Other sources. We derived the remainder of our net revenue from tuition that is self-funded or attributable to employer tuition reimbursements.

Technology Systems and Management

We believe that we have established secure, reliable, scalable technology systems that provide a high quality online educational environment and that give us the capability to substantially grow our online and traditional programs and enrollment.

Online course delivery and management. Historically, we have used the ANGEL Learning Management Suite as our online learning management system. ANGEL is a web-based system and collaboration portal that stores, manages, and delivers course content; provides interactive communication between students and faculty; enables assignment uploading; and supplies online evaluation tools. The system also provides centralized administration features that support the implementation of policies for content format and in-classroom learning tools. During 2010, we entered into an agreement with an affiliated entity to develop a new learning management system for our use. Through this agreement, we prepaid perpetual license fees, acquired source code rights for the software developed, and prepaid maintenance and service fees for the first seven years of use, for an aggregate amount of $4.9 million.

We began converting our students to this new learning management platform, called LoudCloud, in October of 2011. By August of 2012 all online nontraditional students had migrated to the LoudCloud platform. We anticipate the remaining ground students and cohorts will fully transition by August of 2013.

Internal administration. We utilize a commercial customer relations management package to distribute, manage, track, and report on all interactions with prospective student leads as well as all active and inactive students. This package is scalable to capacity levels well in excess of current requirements. We also utilize a commercial software package to track Title IV funds, student records, grades, accounts receivable, and accounts payable.

Infrastructure. We operate two data centers, one at our campus and one at another Phoenix-area location. All of our servers are networked and we have redundant data backup. We manage our technology environment internally. Our wide area network uses fully redundant SONET ring technology to ensure maximum uptime, bandwidth capacity and network performance while allowing the flexibility needed to bring on additional data centers and remote sites as needed. Student access is load balanced for maximum performance. Real-time monitoring provides current system status across server, network, and storage components.

Ground Campus

We own our ground campus, which is located on approximately 115 acres in the center of the Phoenix, Arizona metropolitan area, near downtown Phoenix. Our on-campus facilities currently consist of 5 classroom buildings, four lecture halls, a 300-seat theater, a 155,000-volume library, a media arts complex that provides communications students with audio and video equipment, a 55,000 square foot recreation center for both student-athletes and on-campus students, a 140,000 square foot/ 5,000 seat basketball and entertainment arena, a gymnasium, an activity center that contains a food court, a bowling alley and other student services, a student union, five dormitories, apartments, athletic facilities and a parking garage with 1,630 parking spaces. Additionally, we have several office buildings used for administration, including a recently renovated office complex adjacent to our campus. In 2013, in order to accommodate the continued growth of our traditional ground population, we expect to build two dormitories and to renovate our food service facilities and library.

We have 22 intercollegiate athletic teams that currently compete in Division II of the National Collegiate Athletic Association ("NCAA"). Our athletic facilities include the University Arena (a 5,000 seat venue for all men's and women's basketball games plus select other GCU athletic competitions, concerts, speakers and other events), and a competition/practice gymnasium, which accommodates basketball, volleyball, and wrestling competitive events. In addition, the University's 55,000 square foot student recreation center has state of the art training facilities for our 400 student-athletes plus practice space and locker rooms for men's and women's basketball and wrestling. Our baseball, softball, track and field, soccer and lacrosse programs utilize on-campus practice and competition sites. Golf, tennis, cross-country and swimming programs utilize off-campus sites for practice and competition. We won the 2011-2012 Learfield Sports Directors Cup as the top overall NCAA Division II intercollegiate athletic program based on the combined success in all of the sports we competed in. In the 2011-2012 year, our men's indoor track and field team won the NCAA Division II national championship and 16 of our sports teams advanced into NCAA postseason competition. Historically, our baseball program has produced 14 Major League Baseball players while the men's basketball program has produced a pair of NBA players. Baseball, basketball, tennis and soccer have combined to produce nine National Association of Intercollegiate Athletics ("NAIA") or NCAA National Championship teams in prior years. In November 2012, we accepted an invitation to become a member of the Division I Western Athletic Conference beginning with the 2013-2014 academic year, and in 2013 we will begin a four-year process to reclassify our NCAA membership from Division II to Division I. During the reclassification process we will be considered a Division I university and play full conference schedules but will be ineligible to compete for national championships which, for example, precludes us from playing in the end-of-year NCAA basketball tournament during that period of time.

We believe our ground-based programs and traditional campus not only offer our ground students, faculty, and staff an opportunity to participate in a traditional college experience, but also provide our online students, faculty, and staff with a sense of connection to a traditional university. Additionally, our full-time ground faculty play an important role in integrating online faculty into our academic programs and ensuring the overall consistency and quality of the ground and online student experience. We believe the mix of our online program with our traditional ground-based program with a greater than 60-year history and heritage differentiates us from other for-profit postsecondary education providers.

We intend to continue to expand the size and enhance the profile and reputation of our ground campus by, among other things, adding faculty, expanding upon and modernizing our campus infrastructure and technological capabilities and, over the next several years, potentially adding additional locations in the Southwest United States to attract students who would like to participate in our traditional campus experience but do not want to relocate to Phoenix, Arizona. These activities may require significant capital expenditures.

Employees

In addition to our faculty, as of December 31, 2012, we employed approximately 2,655 staff and administrative personnel in university services, academic advising and academic support, enrollment services, university administration, financial aid, information technology, human resources, corporate accounting, finance, and other administrative functions. None of our employees is a party to any collective bargaining or similar agreement with us. We consider our relationships with our employees to be good.

Competition

There are more than 4,000 U.S. colleges and universities serving traditional and adult students. Competition is highly fragmented and varies by geography, program offerings, modality, ownership, quality level, and selectivity of admissions. No one institution has a significant share of the total postsecondary market.

Our ground program competes with Arizona State University, Northern Arizona University, and the University of Arizona, the in-state public universities, as well as two-year colleges within the state community college system. Our ground program also competes with geographically proximate universities with similar religious heritages, including Azusa Pacific University, Baylor University, and Pepperdine University. Our online programs compete with local, traditional universities geographically located near each of our prospective students, and with other for-profit postsecondary schools that offer online degrees, particularly those schools that offer online graduate programs within our core disciplines, including Capella University, University of Phoenix, and Walden University. In addition, many public and private schools, colleges, and universities, including major colleges and universities such as Arizona State University, offer online programs.

Non-profit institutions receive substantial government subsidies, and have access to government and foundation grants, tax-deductible contributions and other financial resources generally not available to for-profit schools. Accordingly, non-profit institutions may have instructional and support resources that are superior to those in the for-profit sector. In addition, some of our competitors, including both traditional colleges and universities and other for-profit schools, have substantially greater name recognition and financial resources than we have, which may enable them to compete more effectively for potential students. We also expect to face increased competition as a result of new entrants to the online education market, including established colleges and universities that had not previously offered online education programs.

We believe that the competitive factors in the postsecondary education market include:

- availability of professionally relevant and accredited program offerings;
- the types of degrees offered and the marketability of those degrees;
- reputation, regulatory approvals, and compliance history of the school;
- convenient, flexible and dependable access to programs and classes;
- qualified and experienced faculty;
- quality of the ground campus facilities;
- level of student support services;
- cost of the program;
- marketing and selling effectiveness; and
- the time necessary to earn a degree.

Proprietary Rights

We own or are licensed to use various intellectual property rights, including copyrights, trademarks, service marks, trade secrets and domain names. We license the right to utilize the name of Ken Blanchard in connection with our business school and Executive MBA programs and the name of Jerry Colangelo in connection with our Colangelo School of Sports Business that we operate within the business school, and we have spent significant resources in related branding efforts. The license agreement with Ken Blanchard has a current term that expires on December 31, 2016 while the license agreement with Jerry Colangelo has a minimum term that runs through June 30, 2016. While such intellectual property rights are important to us, we do not believe that the loss of any individual property right or group of related rights would have a material adverse effect on our overall business.

Available Information

Our Internet address is www.gcu.edu. We make available free of charge on our website our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, Forms 3, 4, and 5 filed on behalf of directors and executive officers, and all amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after such reports are electronically filed with, or furnished to, the Securities and Exchange Commission (hereafter, the SEC). In addition, our earnings conference calls are web cast live via our website. In addition to visiting our website, you may read and copy any document we file with the SEC at the SEC's Public Reference Room at 100 F. Street NE, Washington, D.C. 20549 or at www.sec.gov. Please call the SEC at 1-800-SEC-0330 for information on the Public Reference Room.

REGULATION

We are subject to extensive regulation by state education agencies, accrediting commissions, and the federal government through the Department of Education under the Higher Education Act. The regulations, standards, and policies of these agencies cover the vast majority of our operations, including our educational programs, facilities, instructional and administrative staff, administrative procedures, marketing, recruiting, financial operations, athletics and financial condition.

As an institution of higher education that grants degrees and certificates, we are required to be authorized by appropriate state education authorities. These state education authorities also exercise regulatory oversight of our institution. In addition, in order to participate in the federal student financial aid programs, we must be accredited by an accrediting commission recognized by the Department of Education. Accreditation is a non-governmental process through which an institution submits to qualitative review by an organization of peer institutions, based on the standards of the accrediting commission and the stated aims and purposes of the institution. The Higher Education Act requires accrediting commissions recognized by the Department of Education to review and monitor many aspects of an institution's operations and to take appropriate action if the institution fails to meet the accrediting commission's standards.

Our operations are also subject to regulation by the Department of Education due to our participation in the federal student financial aid programs under Title IV of the Higher Education Act. Those Title IV programs include educational loans with below-market interest rates that are issued by the federal government under the Federal Direct Loan program (the "FDL Program"), as well as grant programs for students with demonstrated financial need. To participate in the Title IV programs, a school must receive and maintain authorization by the appropriate state education agency or agencies, be accredited by an accrediting commission recognized by the Department of Education, and be certified as an eligible institution by the Department of Education.

Our business activities are planned and implemented to comply with the standards of these regulatory agencies. We employ a Vice President of Student Financial Aid Compliance who is knowledgeable about regulatory matters relevant to student financial aid programs and our Chief Financial Officer, Chief Compliance Officer, and General Counsel also provide oversight designed to ensure that we meet the requirements of our regulated operating environment.

State Education Licensure and Regulation

We are authorized to offer our educational programs by the Arizona State Board for Private Postsecondary Education, the regulatory agency governing private postsecondary educational institutions in the State of Arizona, where we are located. We do not presently have campuses in any states other than Arizona. We are required by the Higher Education Act to maintain authorization from the Arizona State Board for Private Postsecondary Education in order to participate in the Title IV programs. This authorization is very important to us and our business. To maintain our state authorization, we must continuously meet standards relating to, among other things, educational programs, facilities, instructional and administrative staff, marketing and recruitment, financial operations, addition of new locations and educational programs, and various operational and administrative procedures. Our failure to comply with the requirements of the Arizona State Board for Private Postsecondary Education could result in us losing our authorization to offer our educational programs, which would cause us to lose our eligibility to participate in the Title IV programs and could force us to cease operations. Alternatively, the Arizona State Board for Private Postsecondary Education could restrict our ability to offer certain degree and non-degree programs.

Most other states impose regulatory requirements on out-of-state educational institutions operating within their boundaries, such as those having a physical facility or conducting certain academic activities within the state. State laws establish standards in areas such as instruction, qualifications of faculty, administrative procedures, marketing, recruiting, financial operations, and other operational matters, some of which are different than the standards prescribed by the Department of Education or the Arizona State Board for Private Postsecondary Education. Laws in some states limit schools' ability to offer educational programs and award degrees to residents of those states. Some states also prescribe financial regulations that are different from those of the Department of Education, and many require the posting of surety bonds.

Several states have sought to assert jurisdiction over educational institutions offering online degree programs that have no physical location or other presence in the state but that have some activity in the state, such as enrolling or offering educational services to students who reside in the state, employing faculty who reside in the state, or advertising to or recruiting prospective students in the state. In July 2012, the Department of Education announced that it will no longer enforce a requirement that distance education programs obtain permission to operate in every state in which they enroll at least one student, which it had adopted in 2010. The Department of Education's announcement followed the U.S. Court of Appeals for the District of Columbia Circuit's ruling that vacated the requirement on procedural grounds. While the Department of Education will no longer seek to enforce applicable state law requirements, educational institutions will still need permission to operate in their home states and have to comply with state laws on authorization. See "Regulation of Federal Student Financial Aid Programs — State authorization." Because state regulatory requirements for online education vary among the states, are not well developed in many states, are imprecise or unclear in some states, and can change frequently, it is unclear how the new Department of Education regulation will be enforced and what impact it will have on us. New laws, regulations, or interpretations related to doing business over the Internet could also increase our cost of doing business and affect our ability to recruit students in particular states, which could, in turn, negatively affect enrollments and revenues and have a material adverse effect on our business.

We have determined that our activities in certain states constitute a presence requiring licensure or authorization under the requirements of the applicable state education agency in those states and we have obtained such licensure or authorization. In other states, we have obtained approvals as we have determined necessary in connection with our marketing and recruiting activities or where we have determined that our licensure or authorization can facilitate the teaching certification process in a particular state for graduates of our College of Education. We review the licensure or authorization requirements of other states when appropriate to determine whether our activities in those states constitute a presence or otherwise require licensure or authorization by the applicable state education agencies. Because state regulatory requirements, including agency interpretations, can change frequently, and because we enroll students in all 50 states and the District of Columbia, we expect that state regulatory authorities in states where we are not currently licensed or authorized will request that we seek licensure or authorization in their states in the future. Although we believe that we will be able to comply with additional state licensing or authorization requirements that may arise or be asserted in the future, if we fail to comply with state licensing or authorization requirements for a state, or fail to obtain licenses or authorizations when required, we could lose our state license or authorization by that state or be subject to other sanctions, including restrictions on our activities in, and fines and penalties imposed by, that state, as well as fines, penalties, and sanctions imposed by the Department of Education. While we do not believe that any of the states in which we are currently licensed or authorized, other than Arizona, are individually material to our operations, the loss of licensure or authorization in any state could prohibit us from recruiting prospective students or offering services to current students in that state, which could significantly reduce our enrollments.

State Professional Licensure

Many states have specific requirements that an individual must satisfy in order to be licensed as a professional in specified fields, including fields such as education and healthcare. These requirements vary by state and by field. A student's success in obtaining licensure following graduation typically depends on several factors, including the background and qualifications of the individual graduate, as well as the following factors, among others:

- whether the institution and the program were approved by the state in which the graduate seeks licensure, or by a professional association;
- whether the program from which the student graduated meets all requirements for professional licensure in that state;
- whether the institution and the program are accredited and, if so, by what accrediting commissions; and
- whether the institution's degrees are recognized by other states in which a student may seek to work.

Many states also require that graduates pass a state test or examination as a prerequisite to becoming certified in certain fields, such as teaching and nursing. Many states will certify individuals if they have already been certified in another state.

Our College of Education is approved by the Arizona State Board of Education to offer Institutional Recommendations (credentials) for the certification of elementary, secondary, and special education teachers and school administrators. Our College of Nursing and Health Care Professions is approved by the Arizona State Board of Nursing for the Bachelor of Science in Nursing and Master of Science in Nursing degrees. Due to varying requirements for professional licensure and certification in states other than Arizona, we inform students of the risks associated with obtaining professional licensure or certification and that it is each student's responsibility to determine what state, local or professional licensure and certification requirements are necessary in his or her individual state.

Accreditation

We have been continuously accredited since 1968 by the Higher Learning Commission and its predecessor, each a regional accrediting commission recognized by the Department of Education. Our accreditation was reaffirmed in 2007 for a ten-year period, and the next scheduled comprehensive evaluation will be conducted in 2016-2017. Accreditation is a private, non-governmental process for evaluating the quality of educational institutions and their programs in areas including student performance, governance, integrity, educational quality, faculty, physical resources, administrative capability and resources, and financial stability. To be recognized by the Department of Education, accrediting commissions must adopt specific standards for their review of educational institutions, conduct peer-review evaluations of institutions, and publicly designate those institutions that meet their criteria. An accredited school is subject to periodic review by its accrediting commissions to determine whether it continues to meet the performance, integrity and quality required for accreditation.

There are six regional accrediting commissions recognized by the Department of Education, each with a specified geographic scope of coverage, which together cover the entire United States. Most traditional, public and private non-profit, degree-granting colleges and universities are accredited by one of these six regional accrediting commissions. The Higher Learning Commission, which accredits Grand Canyon University, is the same regional accrediting commission that accredits such universities as the University of Arizona, Arizona State University, and other degree-granting public, private non-profit, and proprietary colleges and universities in the states of Arizona, Arkansas, Colorado, Illinois, Indiana, Iowa, Kansas, Michigan, Minnesota, Missouri, Nebraska, New Mexico, North Dakota, Ohio, Oklahoma, South Dakota, West Virginia, Wisconsin, and Wyoming.

Regulation of Federal Student Financial Aid Programs

To be eligible to participate in the Title IV programs, an institution must comply with specific requirements contained in the Higher Education Act and the regulations issued thereunder by the Department of Education. An institution must, among other things, be licensed or authorized to offer its educational programs by the state in which it is physically located (in our case, Arizona) and maintain institutional accreditation by an accrediting commission recognized by the Department of Education (in our case, the Higher Learning Commission).

The substantial amount of federal funds disbursed to schools through the Title IV programs, the large number of students and institutions participating in these programs, and allegations of fraud and abuse by certain for-profit educational institutions have caused Congress to require the Department of Education to exercise considerable regulatory oversight over for-profit educational institutions. As a result, our institution is subject to extensive oversight and review. Because the Department of Education periodically revises its regulations and changes its interpretations of existing laws and regulations, we cannot predict with certainty how the Title IV program requirements will be applied in all circumstances.

Significant regulations and other factors relating to the Title IV programs that could adversely affect us include the following:

Congressional action. Congress must reauthorize the Higher Education Act on a periodic basis, usually every five to six years, and the most recent reauthorization occurred in August 2008. The reauthorized Higher Education Act reauthorized all of the Title IV programs in which we participate, but made numerous revisions to the requirements governing the Title IV programs, including provisions relating to student loan default rates and the formula for determining the maximum amount of revenue that institutions are permitted to derive from the Title IV programs. In addition, members of Congress periodically introduce legislation that would impact Title IV programs and our industry generally. Because a significant percentage of our revenue is derived from the Title IV programs, any action by Congress that significantly reduces Title IV program funding or our ability or the ability of our students to participate in the Title IV programs could increase our costs of compliance, reduce the ability of some students to finance their education at our institution, require us to seek to arrange for other sources of financial aid for our students and materially decrease our student enrollment.

Recent significant Congressional activity has included the following:

- In June 2010, the U.S. Senate Committee on Health, Education, Labor and Pensions ("HELP Committee") held the first in a series of hearings to examine the proprietary education sector. At a subsequent hearing in August 2010, the Government Accountability Office ("GAO") presented a report of its review of various aspects of the proprietary sector, including recruitment practices and the degree to which proprietary institutions' revenue is composed of Title IV funding. Following a two-year investigation that included six congressional hearings, three previous reports and broad document requests, on July 28, 2012, the HELP Committee, chaired by Sen. Tom Harkin, released a report entitled "For Profit Higher Education: The Failure to Safeguard the Federal Investment and Ensure Student Success." The report advocates significant changes in the requirements governing participation by for profit educational institutions in Title IV student financial aid programs, including the following:
  - Tie access to federal aid to meeting minimum student outcome thresholds;
  - Prohibit institutions from funding marketing, advertising and recruiting activities with federal financial aid dollars;
  - Improve cohort default rate tracking by expanding the default reporting rate period beyond 3 years;
  - Require that proprietary colleges receive at least 15 percent of revenues from sources other than federal funds; and
  - Use criteria beyond accreditation and state authorization for determining institutions' access to federal financial aid.
- On September 22, 2011, Sen. Tom Carper, the Chairman of the Senate Homeland Security and Government Affairs Subcommittee on Federal Financial Management, Government Information, Federal Services and International Security, held a hearing on "Improving Educational Outcomes for Our Military and Veterans," focusing on the quality of education for the military and veterans population and the treatment of such funding for purposes of the 90/10 Rule calculation that, if enacted, would adversely impact our 90/10 Rule percentage. Sen. Carper suggested a follow-up roundtable discussion. Other Congressional hearings or roundtable discussions are expected to be held regarding various aspects of the education industry that may affect our business.

Accreditation by the Higher Learning Commission is important to us for several reasons, including the fact that it enables our students to receive Title IV financial aid. Other colleges and universities depend, in part, on an institution's accreditation in evaluating transfers of credit and applications to graduate schools. Employers rely on the accredited status of institutions when evaluating candidates' credentials, and students and corporate and government sponsors under tuition reimbursement programs look to accreditation for assurance that an institution maintains quality educational standards. If we fail to satisfy the standards of the Higher Learning Commission, we could lose our accreditation by that agency, which would cause us to lose our eligibility to participate in the Title IV programs.

The reauthorization of the Higher Education Act in 2008 and final regulations thereunder issued by the Department of Education that became effective July 1, 2010 require accreditors to monitor the growth of programs at institutions that are experiencing significant enrollment growth. The Higher Learning Commission requires all affiliated institutions to complete an annual data report. If the non-financial data, particularly enrollment information, and any other information submitted by the institution indicate problems, rapid change, or significant growth, the Higher Learning Commission staff may require that the institution address any concerns arising from the data report in the next self-study and visit process. The Higher Learning Commission staff may also recommend that its Institutional Actions Council require additional monitoring. In addition, regulations issued by the Department of Education require the Higher Learning Commission to notify the Department of Education if an institution it accredits that offers distance learning programs experiences an increase in its headcount enrollment of 50% or more in any fiscal year, and the Department of Education may consider that information in connection with its own regulatory oversight activities.

In addition to institutional accreditation by the Higher Learning Commission, there are numerous specialized accrediting commissions that accredit specific programs or schools within their jurisdiction, many of which are in healthcare and professional fields. Accreditation of specific programs by one of these specialized accrediting commissions signifies that those programs have met the additional standards of those agencies. In addition to being institutionally accredited by the Higher Learning Commission, we also have the following specialized accreditations:

- The Association of Collegiate Business Schools and Programs accredits our Executive Master of Business Administration degree program, Master of Business Administration degree program and our Bachelor of Science degree programs in Accounting, Business Administration, Marketing, and Entrepreneurship;
- The Commission on Collegiate Nursing Education accredits our Bachelor of Science in Nursing and Master of Science in Nursing degree programs; and
- The Commission on Accreditation of Athletic Training Education accredits our Athletic Training Program.

If we fail to satisfy the standards of any of these specialized accrediting commissions, we could lose the specialized accreditation for the affected programs, which could result in materially reduced student enrollments in those programs and prevent our students from seeking and obtaining appropriate licensure in their fields.

On July 31, 2012, we announced that, among other leadership changes, our Board of Directors had appointed Mr. Brian E. Mueller, our Chief Executive Officer, to the additional position of President of Grand Canyon University, effective September 1, 2012, replacing Dr. Kathy Player, who, effective September 1, 2012, had resigned to accept the position of Associate Provost. In accordance with the Higher Learning Commission's rules, we promptly notified the Higher Learning Commission of these changes. In response to a request from the Higher Learning Commission thereafter, we provided the Higher Learning Commission with information related to the Grand Canyon University academic governance structure, including copies of our corporate documents, the bylaws governing Grand Canyon University's Board of Trustees, organizational charts and information about the individuals comprising our Board of Directors and the Board of Trustees of Grand Canyon University. In November 2012, the Higher Learning Commission notified us that the manner in which the Board of Trustees of Grand Canyon University was structured relative to our corporate Board of Directors may not comply with new Higher Learning Commission policies scheduled to take effect on January 1, 2013 that require a board of trustees to have a certain degree of independence and autonomy in its oversight of the financial and academic affairs of an accredited institution. In response to this notice, we reviewed the Higher Learning Commission's new accreditation policies as they relate to the independence and autonomy of the Board of Trustees of Grand Canyon University, revised and updated the bylaws governing the Board of Trustees in a manner which we believe complies with the new accreditation policies, implemented these new bylaws effective as of January 1, 2013, and provided a copy of the new bylaws to the Higher Learning Commission. At this point, we believe we are in compliance with the Higher Learning Commission's policies on institutional control and are not aware of any further issues that the Higher Learning Commission may have.

- On December 12, 2011, Rep. Elijah Cummings, the ranking member of the House Committee on Oversight and Government Reform requested certain information from the publicly traded proprietary schools, including us, related to the compensation of our executives (substantially all of which was already publicly available).
- On January 22, 2012, Sen. Richard Durbin of Illinois introduced a bill that would change the 90/10 Rule (discussed below) to an 85/15 rule and require that colleges count GI Bill benefits, military tuition assistance, and several other sources of federal funds as student financial aid (the "Durbin bill").

- In April 2012, President Obama signed an Executive Order directing the Departments of Defense, Veteran Affairs and Education to establish "Principles of Excellence" (Principles), based on certain guidelines set forth in the Executive Order, to apply to educational institutions receiving federal funding that serve service members, veterans and family members. The Departments of Defense, Veteran Affairs and Education continue to implement the Principles. On May 31, 2012, the Department of Veterans Affairs ("VA") distributed a letter requesting that institutions confirm in writing their intent to comply or not comply with respect to the Principles. We confirmed in writing that we will comply with the Principles. On July 13, 2012, the Department of Education issued guidance regarding implementation of certain requirements of the Executive Order, in the form of a Dear Colleague Letter to institutions that endorse the Principles. These Principles could increase the cost of delivering educational services to our military and veteran students. We will continue to monitor the progress of this activity.
- On July 6, 2012, the Moving Ahead for Progress in the 21st Century Act was signed into law and included provisions to temporarily freeze the interest rate on subsidized Stafford loans at 3.4% through June 30, 2013 and to change eligibility rules for subsidized student loans. New borrowers on or after July 1, 2013 will not be eligible for new subsidized student loans if the period during which the borrower has received such loans exceeds 150% of the published length of the borrower's educational program. In April 2011, Congress permanently eliminated year-round Pell Grant awards beginning with the 2011-2012 award year as part of the fiscal year 2011 Continuing Resolution spending bill. We believe this change, which did not reduce the maximum annual grant level, will have only a nominal impact on our business. However, because the Pell Grant program is one of the largest non-defense discretionary spending programs in the federal budget, it is a target for reduction as Congress addresses the budget deficits. A reduction in the maximum annual Pell Grant amount or changes in eligibility could result in increased student borrowing, which would make more difficult our ability to comply with other important regulatory requirements, such as the cohort default rate regulations, which are discussed below, and could negatively impact enrollment.
- In August 2011, President Obama signed into law the Budget Control Act of 2011, which provided for an increase in the federal government borrowing limit and spending reductions in two phases. The first phase imposed various spending cuts, including the elimination of the partial in-school interest subsidy for graduate student loans as of July 1, 2012. The cost of borrowing has increased for graduate students who defer payment of interest while enrolled, which could adversely impact enrollment. Also, effective July 1, 2012, Congress eliminated Pell Grants for students without a high school diploma or G.E.D., but who have demonstrated an ability to benefit from postsecondary education. In December 2011, Congress passed the federal fiscal year 2012 budget, which included the nine remaining appropriations bills needed to fund the federal government for the remainder of the 2012 federal fiscal year. The Consolidated Appropriations Act of 2012 (Appropriations Act), which President Obama signed on December 23, 2011, included award year 2012-2013 funding levels for Title IV Programs and maintained a $5,550 maximum Federal Pell Grant for the 2012-2013 award year by cutting spending on the other student aid programs and placing new restrictions on eligibility. Additionally, the Appropriations Act reduced the maximum income that makes an applicant for Title IV Program funds eligible for an automatic zero Expected Family Contribution from $32,000 to $23,000. This will reduce the number of students eligible for the maximum Federal Pell Grant. Furthermore, the Appropriations Act eliminated the automatic 10% Pell Grant award for students whose calculated award is at least 5% of the maximum Pell Grant but less than 10%.

The confluence of the increasing scrutiny by Congress of the proprietary education sector and the Congressional focus on the U.S. budget deficit increases the likelihood of legislation, whether based on the foregoing ideas or others, that will adversely impact our business. For example, Congress could extend the elimination of the in-school interest subsidy to undergraduate students or to undergraduate students in proprietary institutions, reduce the maximum amount of or change the eligibility standards for student loans and/or Pell Grants or make other material changes in Title IV programs driven by policy considerations, economic considerations or both. As proposed in the Durbin bill referred to above, Congress could also revise the "90/10 Rule", discussed more fully below, in a number of ways, including changing how certain funds are counted under this rule, revising the percentage of income that proprietary schools must derive from non-federal sources, or both. Any action by Congress that significantly reduces Title IV program funding, whether through across-the-board funding reductions, sequestration or otherwise, or materially impacts the eligibility of our institutions or students to participate in Title IV programs would have a material adverse effect on our enrollment, financial condition, results of operations and cash flows. Congressional action could also require us to modify our practices in ways that could increase our administrative costs and reduce our operating income, which could have a material adverse effect on our financial condition, results of operations and cash flows.

Regulatory changes. In October 2010 and June 2011, the U.S. Department of Education promulgated new rules related to Title IV program integrity issues. The most significant of these rules for our business are the following:

- Modification of the standards relating to the prohibition on payment of incentive compensation to employees involved in student recruitment and enrollment;
- Implementation of standards for state authorization of institutions of higher education;
- Adoption of a definition of "gainful employment" for purposes of the requirement of Title IV student financial aid that a program of study offered by a proprietary institution prepare students for gainful employment in a recognized occupation; and
- Expansion of the definition of misrepresentation, relating to the Department's authority to suspend or terminate an institution's participation in Title IV programs if the institution engages in substantial misrepresentation about the nature of its educational program, its financial charges, or the employability of its graduates, and expansion of the sanctions that the Department may impose for engaging in a substantial misrepresentation.

Most of the rules were effective in July 2011. In June 2012, however, the U.S. Court of Appeals for the District of Columbia upheld a U.S. District Court's ruling vacating the rules requiring state authorization of distance education programs where an institution does not have a physical presence in a state, and also precluded enforcement by the Secretary of Education of violations of the expanded rules regarding misrepresentation. The rules regarding the metrics for determining whether an academic program prepares students for gainful employment were also vacated by the U.S. District Court for the District of Columbia in June 2012, as discussed further below.

In May 2011, the Department of Education announced its intention to establish negotiated rulemaking committees to prepare proposed regulations under the Higher Education Opportunity Act of 2008. Negotiations to address teacher preparation issues and post-disbursement student loan issues, including issues with income-based and income contingent loan repayments plans, began in January 2012 and concluded in April 2012 and were the subject of final regulations published on November 1, 2012. We do not expect these regulations to substantially affect our business.

In May 2012, the Department announced its intention to establish a negotiated rulemaking committee to prepare proposed regulations under the Higher Education Opportunity Act of 2008 designed to prevent fraud and otherwise ensure proper use of Title IV program funds, especially within the context of current technologies. In particular, the Department intends that the regulations will address the use of debit cards and other banking mechanisms for disbursing federal student aid, improve and streamline the campus-based aid programs, and further help institutions prevent fraudulent student activity. Public hearings were held in May 2012 and committee negotiations began in late 2012 and are expected to conclude in 2013.

Eligibility and certification procedures. Each institution must apply periodically to the Department of Education for continued certification to participate in the Title IV programs. Such recertification generally is required every six years, but may be required earlier, including when an institution undergoes a change in control. An institution may also come under the Department of Education's review when it expands its activities in certain ways, such as opening an additional location, adding a new educational program or modifying the academic credentials it offers. The Department of Education may place an institution on provisional certification status if it finds that the institution does not fully satisfy all of the eligibility and certification standards and in certain other circumstances, such as when an institution is certified for the first time or undergoes a change in control. During the period of provisional certification, the institution must comply with any additional conditions included in the school's program participation agreement with the Department of Education. In addition, the Department of Education may more closely review an institution that is provisionally certified if it applies for recertification or approval to open a new location, add an educational program, acquire another school, or make any other significant change. If the Department of Education determines that a provisionally certified institution is unable to meet its responsibilities under its program participation agreement, it may seek to revoke the institution's certification to participate in the Title IV programs without advance notice or opportunity for the institution to challenge the action. Students attending provisionally certified institutions remain eligible to receive Title IV program funds.

Since July 2008, we had been provisionally certified to participate in the Title IV programs on a month-to-month basis. On April 8, 2011, following the completion of the Department of Education's review of information we had provided in connection with a deemed change in control that resulted from the termination in January 2011 of voting agreements that were in effect among certain of our stockholders, the Department of Education notified us that it had approved our application for a change in control and issued to us a new, provisional program participation agreement to participate in the Title IV programs. While this certification is provisional, the Department of Education's action removed us from month-to-month status, provided for our continued participation in Title IV programs through December 31, 2013, and did not impose any conditions (such as any letter of credit requirement) or other restrictions on us during the provisional period other than the standard restrictions applicable to a provisional certification. In accordance with the terms of the provisional certification, we may apply for recertification on a full basis by submitting a complete application by no later than September 30, 2013. If the Department of Education does not renew or withdraws our certification to participate in the Title IV programs at any time, our students would no longer be able to receive Title IV program funds. Alternatively, the Department of Education could renew our certification, but restrict or delay our students' receipt of Title IV funds, limit the number of students to whom we could disburse such funds, or place other restrictions on us, or it could delay our recertification beyond December 31, 2013, in which case our provisional certification would continue on a month-to-month basis. Any of these outcomes could have a material adverse effect on our enrollments and us.

Administrative capability. Department of Education regulations specify extensive criteria by which an institution must establish that it has the requisite "administrative capability" to participate in the Title IV programs. To meet the administrative capability standards, an institution must, among other things:

- comply with all applicable Title IV program requirements;
- have an adequate number of qualified personnel to administer the Title IV programs;
- have acceptable standards for measuring the satisfactory academic progress of its students;
- not have student loan cohort default rates above specified levels;
- have various procedures in place for awarding, disbursing and safeguarding Title IV funds and for maintaining required records;
- administer the Title IV programs with adequate checks and balances in its system of internal controls;
- not be, and not have any principal or affiliate who is, debarred or suspended from federal contracting or engaging in activity that is cause for debarment or suspension;
- provide financial aid counseling to its students;
- refer to the Department of Education's Office of Inspector General any credible information indicating that any student, parent, employee, third-party servicer or other agent of the institution has engaged in any fraud or other illegal conduct involving the Title IV programs;
- submit all required reports and consolidated financial statements in a timely manner; and
- not otherwise appear to lack administrative capability.

If an institution fails to satisfy any of these criteria, the Department of Education may:

- require the institution to repay Title IV funds its students previously received;
- transfer the institution from the advance method of payment of Title IV funds to heightened cash monitoring status or the reimbursement system of payment;
- place the institution on provisional certification status; or
- commence a proceeding to impose a fine or to limit, suspend or terminate the institution's participation in the Title IV programs.

If we are found not to have satisfied the Department of Education's administrative capability requirements, our students could lose, or be limited in their access to, Title IV program funding.

Financial responsibility. The Higher Education Act and Department of Education regulations establish extensive standards of financial responsibility that institutions such as Grand Canyon University must satisfy in order to participate in the Title IV programs. The Department of Education evaluates institutions for compliance with these standards on an annual basis based on the institution's annual audited consolidated financial statements, as well as when the institution applies to the Department of Education to have its eligibility to participate in the Title IV programs recertified. The most significant financial responsibility standard is the institution's composite score, which is derived from a formula established by the Department of Education based on three financial ratios:

- equity ratio, which measures the institution's capital resources, financial viability and ability to borrow;
- primary reserve ratio, which measures the institution's ability to support current operations from expendable resources; and
- net income ratio, which measures the institution's ability to operate at a profit or within its means.

The Department of Education assigns a strength factor to the results of each of these ratios on a scale from negative 1.0 to positive 3.0, with negative 1.0 reflecting financial weakness and positive 3.0 reflecting financial strength. The Department of Education then assigns a weighting percentage to each ratio and adds the weighted scores for the three ratios together to produce a composite score for the institution. The composite score for an institution's most recent fiscal year must be at least 1.5 for the institution to be deemed financially responsible without the need for further Department of Education oversight. Our composite scores for our fiscal years ended December 31, 2011, 2010 and 2009 were 2.2, 2.5 and 2.9, respectively, and, therefore, we are considered financially responsible for purposes of these regulations. We have not yet submitted our consolidated financial statements to the Department of Education for our 2012 fiscal year, but have calculated that our composite score for the 2012 fiscal year will be at least 2.8. This expected increase in our composite score between 2011 and 2012 is primarily due to the increase in our term loan since our investments in the ground campus infrastructure during 2010, 2011 and 2012 (which caused our composite score decreases between 2009 and 2011) are not given credit in the composite score computation. We have modeled our composite score for future years using, among other estimates, our estimated ground campus capital expenditures and believe that our composite score will remain at a financially responsible level for the foreseeable future.

In addition to having an acceptable composite score, an institution must, among other things, provide the administrative resources necessary to comply with Title IV program requirements, meet all of its financial obligations, including required refunds to students and any Title IV liabilities and debts, be current in its debt payments, and not receive an adverse, qualified, or disclaimed opinion by its accountants in its audited consolidated financial statements. If the Department of Education were to determine that we did not meet the financial responsibility standards due to a failure to meet the composite score or other factors, we would expect to be able to establish financial responsibility on an alternative basis permitted by the Department of Education, which could include, in the Department of Education's discretion, posting a letter of credit, accepting provisional certification, complying with additional Department of Education monitoring requirements, agreeing to receive Title IV program funds under an arrangement other than the Department of Education's standard advance funding arrangement, such as the reimbursement system of payment or heightened cash monitoring, and complying with or accepting other limitations on our ability to increase the number of programs we offer or the number of students we enroll.

The requirement to post a letter of credit or other sanctions imposed by the Department of Education could increase our cost of regulatory compliance and adversely affect our cash flows. If we are unable to meet the minimum composite score or comply with the other standards of financial responsibility, and could not post a required letter of credit or comply with the alternative bases for establishing financial responsibility, our students could lose their access to Title IV program funding.

Return of Title IV funds for students who withdraw. When a student who has received Title IV program funds withdraws from school, the institution must determine the amount of Title IV program funds the student has "earned" and then must return the unearned Title IV program funds (a "return to Title IV") to the appropriate lender or the Department of Education in a timely manner, which is generally no later than 45 days after the date the institution determined that the student withdrew. If such payments are not timely made, the institution will be required to submit a letter of credit to the Department of Education equal to 25% of the Title IV funds that the institution should have returned for withdrawn students in its most recently completed fiscal year. Under Department of Education regulations, the letter of credit requirement is triggered by late returns of Title IV program funds for 5% or more of the withdrawn students (and involving more than two student refunds) in the audit sample in the institution's annual Title IV compliance audit for either of the institution's two most recent fiscal years or in a Department of Education program review. We did not exceed this 5% threshold in our annual Title IV compliance audits for 2011 (the most recent year for which we have completed a Title IV compliance audit), 2010 or 2009.

Prior to spring 2010, we operated in a term-based environment for both our traditional and nontraditional students in which, in accordance with Department of Education regulations, we calculated our returns to Title IV based on the number of completed days in a term as a percentage of the total days in the term, with the exception that, with respect to courses offered in a modular setting (i.e. those offered to nontraditional students as two eight-week courses, or modules, in a term), if a student completed the first course but withdrew prior to the second course, then the full financial aid award was earned by and paid to the student and no return to Title IV calculation was done.

In April 2010, we converted from a term-based environment to a non-term, borrower-based (referred to as "BBAY") environment for our non-traditional students. In a BBAY environment, we operate on a 24-credit academic year/12-credit payment period for our undergraduate students, who must take three courses during each payment period, and a 12-credit academic year/6-credit payment period for our graduate students, who must take two courses during each payment period, and, as a result, we now calculate returns to Title IV based on the percentage of the payment period attended in comparison to the full payment period (there is no module concept in a non-term, borrower-based environment). In this environment, a student (whether undergraduate or graduate) must complete greater than 60% of the payment period in order to earn the full financial aid award. Thus, if a student completes the first course but withdraws prior to the second one and therefore does not complete greater than 60% of the payment period, then the full financial aid award is not earned by the student. In such case, we must perform a return to Title IV calculation and most, if not all, of the funds for future courses would be returned to the lender or the Department of Education. If the student withdraws after the 60% threshold, then the student is deemed to have earned 100% of the Title IV program funds he or she received.

The "90/10 Rule." A requirement of the Higher Education Act, commonly referred to as the "90/10 Rule," that is applicable only to for-profit, postsecondary educational institutions like us, provides that an institution loses its eligibility to participate in the Title IV programs if the institution derives more than 90% of its revenue for each of two consecutive fiscal years from Title IV program funds. For purposes of the 90/10 Rule, revenue is calculated under a complex regulatory formula that requires cash basis accounting and other adjustments to the calculation of an institution's revenue under generally accepted accounting principles that appears in its consolidated financial statements. Under the 90/10 Rule, an institution becomes ineligible to participate in the Title IV programs as of the first day of the fiscal year following the second consecutive fiscal year in which it exceeds the 90% threshold, and its period of ineligibility extends for at least two consecutive fiscal years. If an institution exceeds the 90% threshold for two consecutive fiscal years and it and its students have received Title IV funds during the subsequent period of ineligibility, the institution will be required to return those Title IV funds to the applicable lender or the Department of Education. If an institution's rate exceeds 90% for any single fiscal year, it will be placed on provisional certification for at least two fiscal years.

The August 2008 reauthorization of the Higher Education Act included significant revisions to the 90/10 Rule that became effective upon the date of the law's enactment, including provisions that allowed institutions, when calculating their compliance with this revenue test, to exclude from their Title IV program revenue for a three-year period ended June 30, 2011 the additional federal student loan amounts that became available through the Unsubsidized Stafford Loan Program starting in July 2008. Given the level of complexity of this calculation, we did not seek to quantify precisely the benefit that we may have derived in the 90/10 percentage during the periods in which any temporary exclusions were applicable. As such, our reported rates below for 2011 and 2010 exclude the benefits from any such exclusions. Using the Department of Education's cash-basis, regulatory formula under the 90/10 Rule as currently in effect, for our 2012, 2011, and 2010 fiscal years, we derived approximately 80.3%, 80.2%, and 84.9%, respectively, of our 90/10 Rule revenue from Title IV program funds.

As a result of the continuing increase in the number of students attending our ground campus, who typically finance a greater percentage of their educational costs with non-Title IV sources of funds, we expect the percentage of our revenue that we receive from Title IV programs to remain stable or to continue to decrease in the future, although this may be impacted by recent changes in federal law that increased Title IV grant and loan limits, as well as the ongoing economic environment, which has adversely affected the employment circumstances of our students and their parents and increased their reliance on Title IV programs. If we were to exceed the 90% threshold for two consecutive years such that we lost our eligibility to participate in the Title IV programs, or if Congress passed legislation changing how certain funds are counted under this rule, revising the percentage of income that proprietary schools must derive from non-federal sources, or both, it would have a material adverse effect on our business, prospects, financial condition, and results of operations.

Student loan defaults. Under the Higher Education Act, an educational institution may lose its eligibility to participate in some or all of the Title IV programs if defaults by its students on the repayment of their federal student loans exceed certain levels. For each federal fiscal year, the Department of Education calculates a rate of student defaults for each institution (known as a "cohort default rate"). An institution's cohort default rate for a federal fiscal year historically has been calculated by determining the rate at which borrowers who became subject to their repayment obligation in one federal fiscal year default in that same year or by the end of the following federal fiscal year (the "two-year method"). The reauthorization of the Higher Education Act in 2008 extended the measurement period for cohort default rates so that the rate is calculated by determining the rate at which borrowers who became subject to their repayment obligation in one federal fiscal year default in that same year or by the end of the second following federal fiscal year (the "three-year method"), a change which would be expected to increase cohort default rates for most if not all institutions. The Department of Education issued a final regulation indicating that it would begin to implement this extended measurement period for the cohort default rates calculated for loans entering repayment in federal fiscal year 2009, which is the year that ended on September 30, 2009. The Department of Education included a transition period of three years during which it will calculate two cohort default rates for each institution for each of federal fiscal years 2009, 2010 and 2011, with one such rate measured under the two-year method and the other such rate measured under the three-year method. On September 28, 2012, the Department of Education released official federal fiscal year 2010 two-year and federal fiscal year 2009 three-year federal student loan cohort default rates. This was the first time the Department of Education issued an official three-year rate, and it was 13.4% nationally, a slight decrease from the trial three-year rate of 13.8% for the 2008 cohort. The cohort default rates for federal fiscal years 2010, 2011 and 2012, as calculated under the new three-year method, are not expected to be published until calendar years 2013, 2014 and 2015.

The Department of Education will apply different legal thresholds to measure an institution's compliance under each set of rates. If the Department of Education notifies an institution that its cohort default rates exceed 25%, as calculated under the two-year method, for each of its three most recent federal fiscal years, or exceed 30%, as calculated under the three-year method, for each of its three most recent federal fiscal years, the institution's participation in the FDL Program and the Pell grant program will end 30 days after that notification, unless the institution appeals that determination in a timely manner on specified grounds and according to specified procedures. In addition, an institution's participation in the FDL Program will end 30 days after notification by the Department of Education that its most recent cohort default rate, as calculated under either the two-year method or the three-year method, is greater than 40%, unless the institution timely appeals that determination on specified grounds and according to specified procedures. An institution whose participation ends under either of these provisions may not participate in the relevant programs for the remainder of the fiscal year in which the institution receives the notification or for the next two fiscal years. If an institution's cohort default rate for any single federal fiscal year equals or exceeds 25% under the two-year method, or 30% under the three-year method, the Department of Education may place the institution on provisional certification status.

Our cohort default rates, under the two-year method, on federal student loans for the 2010, 2009, and 2008 federal fiscal years, the three most recent years for which such rates have been calculated, were 12.0%, 9.2%, and 3.4%, respectively. Our cohort default rate, under the three-year method, for the 2009 federal fiscal year was 15.1%, and our trial cohort default rates, under the three-year method, for the 2008 and 2007 federal fiscal years, as issued by the Department of Education, were 7.3% and 2.9%, respectively.

Incentive compensation rule. An institution that participates in the Title IV programs may not provide any commission, bonus, or other incentive payment based directly or indirectly on success in securing enrollments or financial aid to any person or entity engaged in any student recruitment, admissions, or financial aid awarding activity. Prior to July 1, 2011, Department of Education regulations included 12 "safe harbors" that described payments and arrangements that did not violate the incentive compensation rule. The new rules effective July 1, 2011 eliminated the 12 safe harbors. The restrictions of the incentive compensation rule, which extend to any third-party companies that an educational institution contracts with for student recruitment, admissions, or financial aid awarding services, increase the uncertainty about what constitutes incentive compensation and which employees are covered by the regulation. This makes the development of effective and compliant performance metrics more difficult to establish. As such, these changes limit our ability to compensate our employees based on their performance of their job responsibilities, which could make it more difficult to attract and retain highly-qualified employees.

Compliance reviews. We are subject to announced and unannounced compliance reviews and audits by various external agencies, including the Department of Education, its Office of Inspector General, state licensing agencies, the applicable state approving agencies for financial assistance to veterans, and accrediting commissions. As part of the Department of Education's ongoing monitoring of institutions' administration of the Title IV programs, the Higher Education Act also requires institutions to annually submit to the Department of Education a Title IV compliance audit conducted by an independent certified public accountant in accordance with applicable federal and Department of Education audit standards. In addition, to enable the Department of Education to make a determination of an institution's financial responsibility, each institution must annually submit audited financial statements prepared in accordance with Department of Education regulations.

In connection with its administration of the Title IV federal student financial aid programs, the Department of Education periodically conducts program reviews at selected schools that receive Title IV funds. In July 2010, the Department of Education initiated a program review of Grand Canyon University covering the 2008-2009 and 2009-2010 award years. As part of this program review, a Department of Education program review team conducted a site visit on our campus in July 2010 and reviewed, and in some cases requested further information regarding, our records, practices and policies relating to, among other things, financial aid, enrollment, enrollment counselor compensation, program eligibility and other Title IV compliance matters.

While we never received a formal exit interview, which we had understood to be the typical step prior to the Department of Education's issuance of a preliminary program review report, on August 24, 2011, we received from the Department of Education a written preliminary program review report that included five findings, two of which involve individual student-specific errors concerning the monitoring of satisfactory academic progress for two students and the certification of one student's Federal Family Educational Loan as an unsubsidized Stafford loan rather than a subsidized Stafford loan. The other three findings are as follows:

- *Incentive compensation issue.* During a portion of the period under review, we had in place a compensation plan for our enrollment counselors that was designed to comply with the regulatory "safe harbors" in effect during such period that allowed companies to make adjustments to fixed compensation for enrollment personnel, provided that any such adjustment (i) was not made more than twice during any twelve month period, and (ii) was not based solely on the number of students recruited, admitted, enrolled, or awarded financial aid. The plan at issue provided for enrollment counselor performance to be reviewed on a number of non-enrollment-related factors that could account for a substantial portion of any potential base compensation adjustment. The preliminary program review report does not appear to set forth any definitive finding regarding the plan, but the Department of Education has requested additional information from us regarding our enrollment counselor compensation practices and policies in effect during the period under review. We continue to believe that the plan at issue, both as designed and as applied, did not base compensation solely on success in enrolling students in violation of applicable law. We are continuing our efforts to communicate with the Department of Education to resolve this matter.
- *Gainful employment issue.* The preliminary program review report sets forth the Department of Education's position that our Bachelor of Arts in Interdisciplinary Studies program was not an eligible program under Title IV because it did not provide students with training to prepare them for gainful employment in a recognized occupation. Historically, this "gainful employment" standard has been a requirement for Title IV eligibility for programs offered at proprietary institutions of higher education such as Grand Canyon University although, pursuant to legislation passed in 2008 and effective as of July 1, 2010, this requirement no longer applies to designated liberal arts programs offered by us and certain other institutions that have held accreditation by a regional accrediting agency since a date on or before October 1, 2007 (we have held a regional accreditation since 1968). We believe that our Interdisciplinary Studies program, which we first offered in Fall 2007 in response to a request by one of our employer-partners, was an eligible program under the "gainful employment" standard in effect prior to July 1, 2010. We are continuing our efforts to communicate with the Department of Education to resolve this matter.

- *Inadequate procedures related to non-passing grades.* The preliminary program review report sets forth the Department of Education's position that, during the period under review and prior to the time we converted from a term-based financial aid system to a non-term, borrower-based financial aid system in mid-2010, we failed to have an accurate system in place that would enable us to determine if students with non-passing grades for a term had no documented attendance for the term or should have been treated as unofficial withdrawals for the term, thereby potentially requiring us to return all or a portion of the Title IV monies previously received with respect to such students. Although we are confident in the legal sufficiency of our policies that were in place during the period under review, we are continuing to make efforts to discuss this finding with the Department of Education. As part of the process of reviewing and responding to this finding, the Department of Education has requested that we conduct a further review of student files and provide additional information to the Department of Education following the completion of such review.

We have provided responses and further information on each of these issues as requested or required by the Department of Education and are continuing our efforts to communicate with the Department of Education to resolve the issues raised in the preliminary program review report. With respect to the issue regarding inadequate procedures related to non-passing grades in particular, we have continued to review student files for the period from July 1, 2008 to June 30, 2010 in accordance with the Department of Education's request. Although we have not yet completed the file review, we have determined, based on current interpretations provided by the Department of Education, that certain Pell grants that we received for students that later unofficially withdrew should have been returned under applicable return to Title IV rules. Although when we make a return to Title IV the applicable students are obligated to repay us for the amounts returned, we have decided that that we will not seek reimbursement from applicable students once these Pell returns are made. During the year ended December 31, 2012, we reserved $3.5 million related to these refunds. We are unable, at this time, to determine whether additional refunds will be necessary as a result of the preliminary findings.

We cannot presently predict whether or if further information requests will be made, how the foregoing issues will be resolved, when the final program review determination letter will be issued, or when the program review will be closed. At this time, the Department of Education has not specified the amount of any potential refunds or penalties that it may seek or assess. Our policies and procedures are planned and implemented to comply with the applicable standards and regulations under Title IV and we are committed to resolving any issues of non-compliance identified in the final program review determination letter and ensuring that we operate in compliance with all Department of Education requirements. If the Department of Education were to make significant findings of non-compliance in the final program review determination letter, then, after exhausting any administrative appeals available to us, we could be required to pay a fine, return Title IV monies previously received, or be subjected to other administrative sanctions. While we cannot currently predict the final outcome of the Department of Education review, any such final adverse finding could damage our reputation in the industry and have a material adverse effect on our business, results of operations, cash flows and financial position.

Privacy of student records. The Family Educational Rights and Privacy Act of 1974, or FERPA, and the Department of Education's FERPA regulations, require educational institutions to protect the privacy of students' educational records by limiting an institution's disclosure of a student's personally identifiable information without the student's prior written consent. FERPA also requires institutions to allow students to review and request changes to their educational records maintained by the institution, to notify students at least annually of this inspection right, and to maintain records in each student's file listing requests for access to and disclosures of personally identifiable information and the interest of such party in that information. If an institution fails to comply with FERPA, the Department of Education may require corrective actions by the institution or may terminate an institution's receipt of further federal funds. In addition, educational institutions are obligated to safeguard student information pursuant to the Gramm-Leach-Bliley Act, or GLBA, a federal law designed to protect consumers' personal financial information held by financial institutions and other entities that provide financial services to consumers. GLBA and the applicable GLBA regulations require an institution to, among other things, develop and maintain a comprehensive, written information security program designed to protect against the unauthorized disclosure of personally identifiable financial information of students, parents, or other individuals with whom such institution has a customer relationship. If an institution fails to comply with the applicable GLBA requirements, it may be required to take corrective actions, be subject to monitoring and oversight by the FTC, and be subject to fines or penalties imposed by the FTC. For-profit educational institutions are also subject to the general deceptive practices jurisdiction of the FTC with respect to their collection, use, and disclosure of student information. The institution must also comply with the FTC Red Flags Rule, a section of the federal Fair Credit Reporting Act, that requires the establishment of guidelines and policies regarding identity theft related to student credit accounts.

Potential effect of regulatory violations. If we fail to comply with the regulatory standards governing the Title IV programs, the Department of Education could impose one or more sanctions, including transferring us to the reimbursement or cash monitoring system of payment, requiring us to repay Title IV program funds, requiring us to post a letter of credit in favor of the Department of Education as a condition for continued Title IV certification, taking emergency action against us, initiating proceedings to impose a fine or to limit, suspend, or terminate our participation in the Title IV programs, or referring the matter for civil or criminal prosecution. If such sanctions or proceedings were imposed against us and resulted in a substantial curtailment or termination of our participation in the Title IV programs, our enrollments, revenues, and results of operations would be materially and adversely affected.

If we lost our eligibility to participate in the Title IV programs, or if the amount of available Title IV program funds was reduced, we would seek to arrange or provide alternative sources of revenue or financial aid for students. We believe that one or more private organizations would be willing to provide financial assistance to our students, but there is no assurance that this would be the case. The interest rate and other terms of such financial aid would likely not be as favorable as those for Title IV program funds, and we might be required to guarantee all or part of such alternative assistance or might incur other additional costs in connection with securing such alternative assistance. It is unlikely that we would be able to arrange alternative funding on any terms to replace all the Title IV funding our students receive. Accordingly, our loss of eligibility to participate in the Title IV programs, or a reduction in the amount of available Title IV program funding for our students, would have a material adverse effect on our results of operations, even if we could arrange or provide alternative sources of revenue or student financial aid.

In addition to the actions that may be brought against us as a result of our participation in the Title IV programs, we are also subject to complaints and lawsuits relating to regulatory compliance brought not only by our regulatory agencies, but also by other government agencies and third parties, such as present or former students or employees and other members of the public.

State authorization. States have the authority to assert jurisdiction, to the extent they so choose, over educational institutions offering online degree programs in a state but that otherwise have no physical location or other presence in that state. The final program integrity rules adopted by the Department of Education on October 29, 2010 and effective July 1, 2011 included a provision that requires online providers to meet any such state requirements. In July 2012, the Department of Education announced that it will no longer enforce a requirement that distance education programs obtain permission to operate in every state in which they enroll at least one student, following the U.S. Court of Appeals for the District of Columbia Circuit's ruling the previous month that vacated the requirement on procedural grounds. While the Department of Education will no longer seek to enforce applicable state law requirements, educational institutions will still need permission to operate in their home states and have to comply with state laws on authorization.

In addition to Arizona, we have determined that our activities in certain states constitute a presence requiring licensure or authorization under the requirements of the state education agency in those states, which we have obtained, while in other states we have determined that we are exempt under applicable state law from licensure or authorization requirements due to our regional accreditation or for other reasons. In still other states, we have obtained approvals to operate as we have determined necessary in connection with our marketing and recruiting activities. Although we have a process for evaluating the compliance of our online educational programs with state requirements regarding distance and correspondence learning, and have experienced no significant restrictions on our educational activities to date as a result of such requirements, state regulatory requirements for online education vary among the states, are not well developed in many states, are imprecise or unclear in some states and are subject to change. Moreover, it is also unclear whether and to what extent state agencies may augment or change their regulations in this area as a result of these new Department of Education regulations and increased scrutiny. If we fail to comply with licensing or authorization requirements for a particular state, or fail to obtain licenses or authorizations when required, we could lose our licensure or authorization from that state or be subject to other sanctions, including restrictions on our activities in that state, and fines and penalties, including Department of Education sanctions. The loss of licensure or authorization in a state other than Arizona could prohibit us from recruiting prospective students or offering educational services to current students in that state, which could significantly reduce our enrollments.

Approval of new programs. The final program integrity rules adopted October 29, 2010 and effective July 1, 2011 included provisions regarding the approval of new programs. Although the final rules relaxed the program approval standard originally proposed, the rules still impose various requirements on, and could adversely affect, our ability to add new academic programs. In addition, the Department of Education has published no definite standards by which schools can determine the likelihood that any program will be approved. As described below, on June 30, 2012, the U.S. District Court for the District of Columbia invalidated the requirement that institutions seeking to offer a new program obtain prior approval from the Department of Education, based on the court's finding that the requirement was tied to the now-invalid minimum loan repayment metric for assessing gainful employment. Notwithstanding this ruling, in November 2012, the Department of Education issued interpretive guidance indicating that any institutions operating under a provisional program participation agreement, such as Grand Canyon University, must still receive approval from the Department of Education in advance of offering any new program. The Department of Education has not yet announced whether it will appeal the court's decision, seek to revise the gainful employment regulations through another negotiated rulemaking session, or take other steps. As such, we believe there remains uncertainty regarding new program approval, which could adversely affect our ability to respond to emerging employment trends and add programs that are responsive to those trends, which in turn could decrease our attractiveness to certain students. In addition, a lack of certainty could increase the risk of future federal False Claims Act qui tam lawsuits in which private plaintiffs assert that students improperly received Title IV aid while attending a program that has not been approved.

Gainful employment rules. Under the Higher Education Act, proprietary schools are eligible to participate in Title IV programs in respect of educational programs that lead to "gainful employment in a recognized occupation," with the limited exception of qualified programs leading to a bachelor's degree in liberal arts. Historically, this concept has not been defined in detail. On June 13, 2011, the Department of Education issued its final gainful employment rule, which provided, among other things, for the following:

- *Disclosures.* Proprietary institutions of higher education as well as public and not-for profit institutions offering postsecondary non-degree programs must provide prospective students with disclosures on the types of employment associated with the program, total cost of the program, completion rate, job placement rate, if applicable, and median loan debt of program completers.
- *Reporting.* Institutions must annually submit information to the Department of Education about students who complete a program leading to gainful employment in a recognized occupation, including the amount of debt incurred under private loans or institutional finance plans, graduation information, and end of year enrollment information.
- *New Program Approval.* The final regulations require institutions to notify the Department of Education at least 90 days before the start of new educational programs leading to gainful employment in recognized occupations. This notification must include information on the need for the program, a wage analysis, an institutional program review and approval process, and a demonstration of accreditation. An institution is not required to obtain formal Department of Education approval if the notification is submitted at least 90 days prior to the first day of class. However, if the Department of Education decides during the course of review that an approval is warranted, a notice will be sent to the institution at least 30 days prior to the first day of class with a request for additional information. As described below, on June 30, 2012, the U.S. District Court for the District of Columbia invalidated the requirement that institutions seeking to offer a new program obtain prior approval from the Department of Education, based on the court's finding that the requirement was tied to the now-invalid minimum loan repayment metric for assessing gainful employment.
- *Debt-to-Earnings Ratio and Loan Repayment Rate.* The metrics used to define gainful employment in the final rule are based on debt-to-earnings and loan repayment rates, but with changes from the proposed rule issued July 2010. Under the final rule, a program leads to gainful employment in a recognized occupation if it meets one of the following metrics:
    - Loan Repayment Rate — at least 35 percent of former students are repaying their loans. The repayment rate generally is measured using the student's third and fourth year of repayment, with a few exceptions. If there are 30 or fewer borrowers in a two-year period, the repayment rate period will be expanded to include borrowers in the third, fourth, fifth and sixth years. If there are still fewer than 30 borrowers after that point, the program is considered to have passed the metric.
    - Debt to Earnings Ratio — either (a) the estimated annual loan repayment of a typical graduate does not exceed 30 percent of his or her discretionary income (income above 150% of the poverty level), or (b) the estimated annual loan payment of a typical graduate does not exceed 12 percent of his or her total earnings. The ratios generally will be based upon students in their third and fourth years after graduation, with the same exceptions pertaining to small cohort programs described immediately above, for the repayment rate metric. Debt will be calculated based upon the program's median debt, which will include private loans. Annual payments will be calculated based on a 10-year standard repayment plan for certificate and associates degree programs, 15 years for bachelor's and master's programs, and 20 years for graduate and professional programs. Debt incurred for living expenses is excluded from the calculation.
    - If a program fails *both* the Loan Repayment and Debt to Earnings metrics, then (i) *after one failure*, the institution must provide a warning to students disclosing the amount by which the program missed minimal acceptable performance and the program's plans for improvement and establish a three-day waiting period before a student can enroll, (ii) *after two failures within three years*, the institution must provide a warning to prospective and enrolled students in the failing program stating the plan it intends to take in response, the risks associated with enrolling or continuing in the program, that the student should "expect to have difficulty repaying" the loans, and if the school chooses to discontinue the program at this stage, the timeline for doing so, and (iii) *after three failures within four years*, the program loses eligibility for federal student aid. Institutions cannot then reestablish the program's eligibility for at least three years.

The final gainful employment rules were to become effective on July 1, 2012. On June 30, 2012, the U.S. District Court for the District of Columbia found that the Department of Education failed to adequately justify the 35% minimum student loan repayment rate measure. Because the court determined that the debt-to-discretionary income ratio and the debt-to-total earnings ratio are inextricably intertwined with the minimum loan repayment rate measure, it struck down all three metrics. In addition, the court invalidated two other provisions of the gainful employment regulations—one that requires institutions seeking to offer a new program to obtain prior approval from the Department of Education, and one that requires institutions to provide data to Department of Education to calculate the two debt measures—based on the court's finding that the provisions are tied to the now-invalid minimum loan repayment metric. Notwithstanding this ruling, in November 2012, the Department of Education issued interpretive guidance indicating that any institution operating under a provisional program participation agreement, such as Grand Canyon University, must still receive approval from the Department of Education in advance of offering any new program. With enforcement of much of the regulatory framework of the gainful employment rules now blocked, the Department of Education has not yet announced whether it will appeal the court's decision, seek to revise the gainful employment regulations through another negotiated rulemaking session, or take other steps. We will continue to monitor the Department of Education's next steps with respect to gainful employment regulations for any impact on our business.

The court did not vacate the portion of the rules requiring proprietary postsecondary institutions to provide prospective students with each eligible program's recognized occupations, cost, completion rate, job placement rate, and median loan debt of program completers. The disclosure requirements and the requirements for reporting information relating to our programs to the Department of Education and to our students have increased our administrative burdens. These reporting requirements could impact student enrollment, persistence and retention in ways that we cannot now predict. For example, if our reported program information compares unfavorably with other reporting educational institutions, it could adversely impact demand for our programs.

If the rules regarding gainful employment metrics are reinstated on appeal or similar rules are repromulgated by the Department in a manner that withstands challenge, the continuing eligibility of our educational programs for Title IV funding would be at risk due to factors beyond our control, such as changes in the actual or deemed income level of our graduates, changes in student borrowing levels, increases in interest rates, changes in the federal poverty income level relevant for calculating discretionary income, changes in the percentage of our former students who are current in repayment of their student loans, and other factors. The exposure to these external factors could reduce our ability to confidently offer or continue certain types of programs for which there is market demand, and therefore would impact our ability to maintain or grow our business.

Substantial misrepresentation. The Higher Education Act prohibits an institution that participates in Title IV programs from engaging in "substantial misrepresentation" of the nature of its educational program, its financial charges, or the employability of its graduates. The Department of Education's program integrity regulations effective July 1, 2011 expanded the definition of misrepresentation and expanded the sanctions that the Department may impose for engaging in a substantial misrepresentation. Under the new rules, a misrepresentation is any statement made by the institution or a third party that provides educational programs, marketing, advertising, recruiting, or admissions services to the institution that is false, erroneous or has the likelihood or tendency to deceive or confuse. A substantial misrepresentation is any misrepresentation on which the person to whom it was made could reasonably be expected to rely, or has reasonably relied, to that person's detriment. Considering the breadth of the definition of "substantial misrepresentation," it is possible that despite our efforts to prevent such misrepresentations, our employees or service providers may make statements that could be construed as substantial misrepresentations. As a result, we may face complaints from students and prospective students over statements made by us and our agents throughout the enrollment, admissions and financial aid process, as well as throughout attendance at the University, which would expose us to increased risk of enforcement action and applicable sanctions or other penalties and increased risk of private *qui tam* actions under the Federal False Claims Act. Under the new rules, if the Department of Education determines that an institution has engaged in substantial misrepresentation, the Department of Education may revoke an institution's program participation agreement, impose limitations on the institution's participation in Title IV programs, deny applications from the institution for approval of new programs or locations or other matters, or initiate proceedings to fine the institution or limit, suspend, or terminate its eligibility to participate in Title IV programs. If the Department of Education determines that statements made by us or on our behalf are in violation of the new regulations, we could be subject to sanctions and other liability, which could have a material adverse effect on our business.

In June 2012, the U.S. Court of Appeals for the District of Columbia vacated enforcement by the Secretary of Education of violations of the expanded rules regarding misrepresentation and required the Secretary to revise the rule consistent with the court's ruling. As of yet, the Department of Education has not issued a revised rule.

Regulatory Standards that May Restrict Institutional Expansion or Other Changes

Many actions that we may wish to take in connection with expanding our operations or other changes are subject to review or approval by the applicable regulatory agencies. In addition to those matters described in detail below, most state education agencies impose regulatory requirements on educational institutions operating within their boundaries. See "State Educational Licensure and Authorization."

Adding teaching locations, implementing new educational programs, and increasing enrollment. The requirements and standards of state education agencies, accrediting commissions, and the Department of Education limit our ability in certain instances to establish additional teaching locations, implement new educational programs, or increase enrollment in certain programs. Many states require review and approval before institutions can add new locations or programs, and Arizona also limits the number of undergraduate nursing students we may enroll (which represents a small portion of our overall nursing program). The Arizona State Board for Private Postsecondary Education, the Higher Learning Commission, and other state education agencies and specialized accrediting commissions that authorize or accredit us and our programs generally require institutions to notify them in advance of adding new locations or implementing new programs, and upon notification may undertake a review of the quality of the facility or the program and the financial, academic, and other qualifications of the institution.

With respect to the Department of Education, if an institution participating in the Title IV programs plans to add a new location or educational program, the institution must generally apply to the Department of Education to have the additional location or educational program designated as within the scope of the institution's Title IV eligibility. Historically, a degree-granting institution such as us was not required to obtain the Department of Education's approval of additional programs that lead to an associate, bachelor's, professional, or graduate degree at the same degree level as programs previously approved by the Department of Education, and, similarly, an institution was not required to obtain advance approval for new programs that prepare students for gainful employment in the same or a related recognized occupation as an educational program that has previously been designated by the Department of Education as an eligible program at that institution if it meets certain minimum-length requirements. However, as a condition for an institution, such as Grand Canyon University, to participate in the Title IV programs on a provisional basis, the Department of Education requires prior approval of such programs or otherwise restrict the number of programs an institution may add or the extent to which an institution can modify existing educational programs. If an institution, such as Grand Canyon University, that is required to obtain the Department of Education's advance approval for the addition of a new program or new location, fails to do so, the institution may be liable for repayment of the Title IV program funds received by the institution or students in connection with that program or enrolled at that location. In addition, as part of the final rules adopted by the Department of Education on October 29, 2010 and effective July 1, 2011, the Department of Education issued final regulations imposing new requirements with respect to the approval of new programs. See "Regulation of Federal Student Financial Aid Programs — Approval of new programs."

Acquiring other schools. While we have not acquired any other schools in the past, we may seek to do so in the future. The Department of Education and virtually all state education agencies and accrediting commissions require a company to seek their approval if it wishes to acquire another school. In our case, we would need to obtain the approval of the Arizona State Board for Private Postsecondary Education or other state education agency that licenses the school being acquired, the Higher Learning Commission, any other accrediting commission that accredits the school being acquired, and the Department of Education. The level of review varies by individual state and accrediting commission, with some requiring approval of such an acquisition before it occurs and others only considering approval after the acquisition has occurred. The Higher Learning Commission would require us to obtain its advance approval of such an acquisition. The approval of the applicable state education agencies and accrediting commissions is a necessary prerequisite to the Department of Education certifying the acquired school to participate in the Title IV programs under our ownership. The restrictions imposed by any of the applicable regulatory agencies could delay or prevent our acquisition of other schools in some circumstances.

Provisional certification. Each institution must apply to the Department of Education for continued certification to participate in the Title IV programs at least every six years, or when it undergoes a change in control, and an institution may come under the Department of Education's review when it expands its activities in certain ways, such as opening an additional location, adding an educational program, or modifying the academic credentials that it offers.

The Department of Education may place an institution on provisional certification status if it finds that the institution does not fully satisfy all of the eligibility and certification standards. In addition, if a company acquires a school from another entity, or if a school undertakes another transaction that constitutes a change in control under Department of Education regulations, the school will automatically be placed on provisional certification when the Department of Education approves the transaction. During the period of provisional certification, the institution must comply with any additional conditions or restrictions included in its program participation agreement with the Department of Education. If the Department of Education finds that a provisionally certified institution is unable to meet its responsibilities under its program participation agreement, it may seek to revoke the institution's certification to participate in the Title IV programs without advance notice or advance opportunity for the institution to challenge that action. In addition, the Department of Education may more closely review an institution that is provisionally certified if it applies for recertification or approval to open a new location, add an educational program, acquire another school, or make any other significant change. Students attending provisionally certified institutions remain eligible to receive Title IV program funds.

Since July 2008, we had been provisionally certified to participate in the Title IV programs on a month-to-month basis. On April 8, 2011, following the completion of the Department of Education's review of information we had provided in connection with a deemed change in control that resulted from the termination in January 2011 of voting agreements that were in effect among certain of our stockholders, the Department of Education notified us that it had approved our application for a change in control and issued to us a new, provisional program participation agreement to participate in the Title IV programs. While this certification is provisional, the Department of Education's action removed us from month-to-month status, provided for our continued participation in Title IV programs through December 31, 2013, and did not impose any conditions (such as any letter of credit requirement) or other restrictions on us during the provisional period other than the standard restrictions applicable to a provisional certification. In accordance with the terms of the provisional certification, we may apply for recertification on a full basis by submitting a complete application by no later than September 30, 2013. There can be no assurance that the Department of Education will recertify us at that time or that it will not impose restrictions as a condition of approving our application with respect to any future recertification.

Change in ownership resulting in a change in control. The Department of Education, as well as many accrediting commissions and states, require institutions of higher education to report or obtain approval of certain changes in control and changes in other aspects of institutional organization or control. With respect to publicly-traded corporations, like us, Department of Education regulations provide that a change in control occurs if, among other things, the corporation has a stockholder that owns, or has voting control over, at least 25% of the total outstanding voting stock of the corporation and is the largest stockholder of the corporation (defined in the regulations as a "controlling shareholder"), and that controlling shareholder ceases to own, or have voting control over, at least 25% of such stock or ceases to be the largest stockholder. Under Department of Education regulations, an institution that undergoes a change in control as defined by the Department of Education loses its eligibility to participate in the Title IV programs and must apply to the Department of Education in order to reestablish such eligibility.

The Higher Learning Commission provides that an institution must obtain its approval in advance of a change in ownership, corporate control or structure in order for the institution to retain its accredited status. In June 2009, the Higher Learning Commission adopted new policies and standards for the review of transactions that may constitute such a change in control. One standard provides that a transaction may be considered a change in control if an individual, entity or group increases or decreases its control of shares to greater than or less than 25% of the total outstanding shares of the stock of a parent corporation that owns or controls the accredited institution. In addition, in the event of a change in control, the Higher Learning Commission requires the institution to obtain its approval in advance of the change, and in certain circumstances that process may require several weeks or several months or more to complete. In addition, following a change in control, the Higher Learning Commission will conduct an onsite evaluation within six months in order to continue the institution's accreditation.

Many states include the sale of a controlling interest of common stock in the definition of a change in control requiring approval, but their thresholds for determining a change in control vary widely. The standards of the Arizona State Board for Private Postsecondary Education provide that an institution that is owned by a publicly-traded company whose control is vested in the voting members of the board of directors, such as Grand Canyon Education, undergoes a change in control if 50% or more of the voting members of the board of directors change within a 12-month period or the chief executive officer of the corporation changes. A change in control under the definition of one of the other state agencies that regulate us might require us to obtain approval of a change in control in order to maintain our authorization to operate in that state, and in some cases such states could require us to obtain advance approval of the change in control. If we were to undergo a change in control under the standards of the Arizona State Board of Private Postsecondary Education at any time in the future, we would be required to file an application with the Arizona State Board for Private Postsecondary Education in order to obtain approval for such change in control. We cannot predict whether the Arizona State Board for Private Postsecondary Education would impose any limitations or conditions on us, or identify any compliance issues related to us in the context of the change in control process, that could result in our loss of authorization in Arizona. Any such loss would result in our loss of eligibility to participate in the Title IV programs which would cause a significant decline in our student enrollment.

Item 1A. ***Risk Factors***

You should carefully consider the risks and uncertainties described below and all other information contained in this Annual Report on Form 10-K. In order to help assess the major risks in our business, we have identified many, but not all, of these risks. Due to the scope of our operations, a wide range of factors could materially affect future developments and performance.

If any of the following risks, or risks that we do not anticipate, are realized, our business, financial condition, cash flow or results of operations could be materially and adversely affected, and as a result, the trading price of our common stock could be materially and adversely impacted. These risk factors should be read in conjunction with other information set forth in this Annual Report, including Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations*, and Item 8, *Consolidated Financial Statements and Supplementary Data,* including the related Notes to Consolidated Financial Statements.

Risks Related to the Extensive Regulation of Our Industry

Our failure to comply with the extensive regulatory requirements governing our school could result in financial penalties, restrictions on our operations or growth, or loss of external financial aid funding for our students.

To participate in the Title IV programs, a school must be authorized by the appropriate state education agency or agencies, be accredited by an accrediting commission recognized by the Department of Education, and be certified as an eligible institution by the Department of Education. In addition, our operations and programs are regulated by other state education agencies and additional accrediting commissions. As a result of these requirements, we are subject to extensive regulation by the Arizona State Board for Private Postsecondary Education and education agencies of other states, the Higher Learning Commission, which is our primary accrediting commission, specialized accrediting commissions, and the Department of Education. These regulatory requirements cover the vast majority of our operations, including our educational programs, instructional and administrative staff, administrative procedures, marketing, recruiting, financial operations, and financial condition. These regulatory requirements also affect our ability to open additional schools and locations, add new educational programs, change existing educational programs, and change our corporate or ownership structure. The agencies that regulate our operations periodically revise their requirements and modify their interpretations of existing requirements. Regulatory requirements are not always precise and clear, and regulatory agencies may sometimes disagree with the way we have interpreted or applied these requirements. Any misinterpretation by us of regulatory requirements could materially adversely affect us. If we fail to comply with any of these regulatory requirements, we could suffer financial penalties, limitations on our operations, loss of accreditation, termination of or limitations on our ability to grant degrees and certificates, or limitations on or termination of our eligibility to participate in the Title IV programs, each of which could materially adversely affect us. In addition, if we are charged with regulatory violations, our reputation could be damaged, which could have a negative impact on our stock price and our enrollments. We cannot predict with certainty how all of these regulatory requirements will be applied, or whether we will be able to comply with all of the applicable requirements in the future.

If the Department of Education does not recertify us to continue participating in the Title IV programs, our students would lose their access to Title IV program funds, or we could be recertified but required to accept significant limitations as a condition of our continued participation in the Title IV programs.

Department of Education certification to participate in the Title IV programs lasts a maximum of six years, and institutions are thus required to seek recertification from the Department of Education on a regular basis in order to continue their participation in the Title IV programs. An institution must also apply for recertification by the Department of Education if it undergoes a change in control, as defined by Department of Education regulations, and may be subject to similar review if it expands its operations or educational programs in certain ways.

Since July 2008, we had been provisionally certified to participate in the Title IV programs on a month-to-month basis. On April 8, 2011, following the completion of the Department of Education's review of information we had provided in connection with a deemed change in control that resulted from the termination in January 2011 of voting agreements that were in effect among certain of our stockholders, the Department of Education notified us that it had approved our application for a change in control and issued to us a new, provisional program participation agreement to participate in the Title IV programs. While this certification is provisional, the Department of Education's action removed us from month-to-month status, provided for our continued participation in Title IV programs through December 31, 2013, and did not impose any conditions (such as any letter of credit requirement) or other restrictions on us during the provisional period other than the standard restrictions applicable to a provisional certification. In accordance with the terms of the provisional certification, we may apply for recertification on a full basis by submitting a complete application by no later than September 30, 2013. See Item 1, *Business — Regulation — Regulation of Federal Student Financial Aid Programs — Eligibility and certification procedures*. There can be no assurance that the Department of Education will recertify us at that time or that it will not impose conditions or other restrictions on us as a condition of approving our application with respect to any future recertification. See Item 1A, *Risk Factors — If any of the education regulatory agencies that regulate us do not approve or delay their approval of any transaction involving us that constitutes a "change in control," our ability to operate or participate in the Title IV programs may be impaired.* If the Department of Education does not renew or withdraws our certification to participate in the Title IV programs at any time, our students would no longer be able to receive Title IV program funds. Alternatively, the Department of Education could renew our certification, but restrict or delay our students' receipt of Title IV funds, limit the number of students to whom we could disburse such funds, or place other restrictions on us, or it could delay our recertification beyond December 31, 2013, in which case our provisional certification would continue on a month-to-month basis. Any of these outcomes could have a material adverse effect on our enrollments and us.

The Department of Education is conducting a program review of Grand Canyon University, which may result in the repayment of a substantial amount of Title IV funds and may lead to fines, penalties, or other sanctions, and damage to our reputation in the industry.

In connection with its administration of the Title IV federal student financial aid programs, the Department of Education periodically conducts program reviews at selected schools that receive Title IV funds. In July 2010, the Department of Education initiated a program review of Grand Canyon University covering the 2008-2009 and 2009-2010 award years. As part of this program review, a Department of Education program review team conducted a site visit on our campus in July 2010 and reviewed, and in some cases requested further information regarding, our records, practices and policies relating to, among other things, financial aid, enrollment, enrollment counselor compensation, program eligibility and other Title IV compliance matters.

While we never received a formal exit interview, which we had understood to be the typical step prior to the Department of Education's issuance of a preliminary program review report, on August 24, 2011, we received from the Department of Education a written preliminary program review report that included five findings, two of which involve individual student-specific errors concerning the monitoring of satisfactory academic progress for two students and the certification of one student's Federal Family Educational Loan as an unsubsidized Stafford loan rather than a subsidized Stafford loan. The other three findings are as follows:

- *Incentive compensation issue.* During a portion of the period under review, we had in place a compensation plan for our enrollment counselors that was designed to comply with the regulatory "safe harbor" in effect during such period that allowed companies to make adjustments to fixed compensation for enrollment personnel, provided that any such adjustment (i) was not made more than twice during any twelve month period, and (ii) was not based solely on the number of students recruited, admitted, enrolled, or awarded financial aid. The plan at issue provided for enrollment counselor performance to be reviewed on a number of non-enrollment-related factors that could account for a substantial portion of any potential base compensation adjustment. The preliminary program review report does not appear to set forth any definitive finding regarding the plan, but the Department of Education has requested additional information from us regarding our enrollment counselor compensation practices and policies in effect during the period under review. We continue to believe that the plan at issue, both as designed and as applied, did not base compensation solely on success in enrolling students in violation of applicable law. We are continuing our efforts to communicate with the Department of Education to resolve this matter.
- *Gainful employment issue.* The preliminary program review report sets forth the Department of Education's position that our Bachelor of Arts in Interdisciplinary Studies program was not an eligible program under Title IV because it did not provide students with training to prepare them for gainful employment in a recognized occupation. Historically, this "gainful employment" standard has been a requirement for Title IV eligibility for programs offered at proprietary institutions of higher education such as Grand Canyon University although, pursuant to legislation passed in 2008 and effective as of July 1, 2010, this requirement no longer applies to designated liberal arts programs offered by us and certain other institutions that have held accreditation by a regional accrediting agency since a date on or before October 1, 2007 (we have held a regional accreditation since 1968). We believe that our Interdisciplinary Studies program, which we first offered in Fall 2007 in response to a request by one of our employer-partners, was an eligible program under the "gainful employment" standard in effect prior to July 1, 2010. We are continuing our efforts to communicate with the Department of Education to resolve this matter.
- *Inadequate procedures related to non-passing grades.* The preliminary program review report sets forth the Department of Education's position that, during the period under review and prior to the time we converted from a term-based financial aid system to a non-term, borrower-based financial aid system in mid-2010, we failed to have an accurate system in place that would enable us to determine if students with non-passing grades for a term had no documented attendance for the term or should have been treated as unofficial withdrawals for the term, thereby potentially requiring us to return all or a portion of the Title IV monies previously received with respect to such students. Although we are confident in the legal sufficiency of our policies that were in place during the period under review, we are continuing to make efforts to discuss this finding with the Department of Education regarding this finding. As part of the process of reviewing and responding to this finding, the Department of Education has requested that we conduct a further review of student files and provide additional information to the Department of Education following the completion of such review.

We have provided responses on these issues as required by the Department of Education and are continuing our efforts to communicate with the Department of Education to resolve the issues raised in the preliminary program review report. With respect to the issue regarding inadequate procedures related to non-passing grades in particular, we have continued to review student files for the period from July 1, 2008 to June 30, 2010 in accordance with the Department of Education's request. Although we have not completed the file review, we have determined, based on current interpretations provided by the Department of Education, that certain Pell grants received by us for students that later unofficially withdrew should have been returned under applicable return to Title IV rules. Although when we make a return to Title IV the applicable students are obligated to repay us for the amounts returned, we have decided that we will not seek reimbursement from the applicable students once these Pell returns are made. During the year ended December 31, 2012 we reserved $3.5 million related to these refunds. We are unable, at this time, to determine whether additional refunds will be necessary as a result of the preliminary findings.

We cannot presently predict whether or if further information requests will be made, how the foregoing issues will be resolved, when the final program review determination letter will be issued, or when the program review will be closed. At this time, the Department of Education has not specified the amount of any potential refunds or penalties that it may seek or assess. Our policies and procedures are planned and implemented to comply with the applicable standards and regulations under Title IV and we are committed to resolving any issues of non-compliance identified in the final program review determination letter and ensuring that we operate in compliance with all Department of Education requirements. If the Department of Education were to make significant findings of non-compliance in the final program review determination letter, then, after exhausting any administrative appeals available to us, we could be required to pay a fine, return Title IV monies previously received, or be subjected to other administrative sanctions. While we cannot currently predict the final outcome of the Department of Education review, any such final adverse finding could damage our reputation in the industry and have a material adverse effect on our business, results of operations, cash flows and financial position.

Rulemaking by the U.S. Department of Education could materially and adversely affect our business.

The U.S. Department of Education has promulgated a substantial number of new regulations in the past three years that impact our business, including the following:

- Effective during 2010:
  - Regulations relating to institutional eligibility under the Higher Education Act and the Secretary's recognition of accrediting agencies; and
  - Regulations regarding institution and lender requirements relating to education loans under the Higher Education Act.
- Effective during 2011:
  - Regulations removing certain "safe harbors" that previously defined the limits of the prohibition on the payment of incentive compensation to persons involved in enrollment and financial functions;
  - Regulations requiring institutions that participate in Title IV programs to be authorized to operate by the appropriate postsecondary regulatory authority in each state where the institution has a physical presence;
  - Regulations defining for the first time the standards to measure "preparation for gainful employment," instituting consequences of failing the standards, and requiring reporting of certain data to the Department of Education (such regulations were vacated by the U.S. District Court for the District of Columbia in 2012); and
  - Regulations expanding the definition of misrepresentation and the sanctions that the Department may impose for engaging in a substantial misrepresentation (such regulations were partially remanded and vacated in 2012).
- Effective during 2012:
  - Regulations requiring certain disclosures to students related to gainful employment.

These regulations have increased our operating costs and in some cases required us to change the manner in which we operate our business. In addition, because certain of these regulations have been vacated or blocked as a result of litigation challenging the regulations, there remains substantial uncertainty regarding their present or future effectiveness or enforcement. New or amended regulations in the future, particularly regulations focused on the proprietary sector, could further negatively impact our business.

Increased disclosure and recordkeeping requirements could result in lower enrollment or growth rates in a manner that materially and adversely affects our business.

The final rules issued by Department of Education on October 29, 2010 and effective July 1, 2011 require that, for each program leading to "gainful employment" in a recognized occupation, institutions must provide prospective students with information concerning the occupation that the program prepares students to enter, the program's on-time graduation rate, and the tuition and fees it charges a student for completing the program within normal time, as well as the costs of books, supplies, room, and board, and the median loan debt incurred by students who completed the program. Institutions must also provide the Department of Education with information that will allow determination of student debt levels and incomes after program completion. These new reporting and disclosure requirements have caused increased administrative burden and costs and may have a negative effect on our growth and enrollments.

In recent periods, the U.S. Congress has commenced an examination of the for-profit education sector that could result in legislation or further U.S. Department of Education rulemaking restricting Title IV program participation by proprietary schools in a manner that materially and adversely affects our business.

In recent years, there has been increased focus by Congress on the role that proprietary educational institutions play in higher education. See "Item 1. Business – Regulation – Regulation of Federal Student Financial Aid – Congressional action." To the extent that any laws or regulations are adopted, or other administrative actions are taken, that limit our participation in Title IV programs or the amount of student financial aid for which the students at our institutions are eligible, our enrollments, revenues and results of operation could be materially and adversely affected.

A reduction in funding or new restrictions on eligibility for the Federal Pell Grant Program, or the elimination of subsidized Stafford loans, could make college less affordable for certain students at our institution, which could negatively impact our enrollments, revenue and results of operations.

The U.S. Congress must periodically reauthorize the Higher Education Act and annually determine the funding level for each Title IV program. In 2008, the Higher Education Act was reauthorized through September 30, 2013 by the Higher Education Opportunity Act. Changes to the Higher Education Act, including changes in eligibility and funding for Title IV programs, are likely to occur in subsequent reauthorizations, but we cannot predict the scope or substance of any such changes.

In April 2011, Congress permanently eliminated year-round Pell Grant awards beginning with the 2011-2012 award year as part of the fiscal year 2011 Continuing Resolution Spending Bill. We believe this change, which did not reduce the maximum annual grant level, has had and will have only a nominal impact on our business. However, because the Pell Grant program is one of the largest non-defense discretionary spending programs in the federal budget, it is a target for reduction as Congress addresses the budget deficit. A reduction in the maximum annual Pell Grant amount or changes in eligibility could result in increased student borrowing, which would make it more difficult for us to comply with other important regulatory requirements, and could negatively impact enrollment.

In August 2011, President Obama signed into law the Budget Control Act of 2011, which provides for an increase in the federal government borrowing limit and spending reductions in two phases. The first phase imposed various spending cuts, including the elimination of the partial in-school interest subsidy for graduate student loans as of July 1, 2012. The cost of borrowing has increased for graduate students who defer payment of interest while enrolled, which could adversely impact enrollment. Also effective July 1, 2012, Congress eliminated Pell Grants for students without a high school diploma or G.E.D., but who have demonstrated an ability to benefit from postsecondary education. In December 2011, Congress passed the federal fiscal year 2012 budget, which included the nine remaining appropriations bills needed to fund the federal government for the remainder of the 2012 federal fiscal year. The Consolidated Appropriations Act of 2012 (Appropriations Act), which President Obama signed on December 23, 2011, included award year 2012-2013 funding levels for Title IV Programs and maintained a $5,550 maximum Federal Pell Grant for the 2012-2013 award year by cutting spending on the other student aid programs and placing new restrictions on eligibility. Additionally, the Appropriations Act reduced the maximum income that makes an applicant for Title IV Program funds eligible for an automatic zero Expected Family Contribution from $32,000 to $23,000. This will reduce the number of students eligible for the maximum Federal Pell Grant. Furthermore, the Appropriations Act eliminated the automatic 10% Pell Grant award for students whose calculated award is at least 5% of the maximum Pell Grant but less than 10%. Although the Pell Grant program currently is exempt from the sequestration process, other federal programs and services that could impact our business would be included.

The confluence of the increasing scrutiny in Congress of the proprietary education sector and the federal budget deficit increases the likelihood of legislation that will adversely impact our business. For example, Congress could extend the elimination of the in-school interest subsidy to undergraduate students or to undergraduate students in proprietary institutions, reduce the maximum amount of or change the eligibility standards for student loans and/or Pell Grants or make other material changes in Title IV programs driven by policy considerations, economic considerations or both. Any action by Congress that significantly reduces Title IV program funding, whether through across-the-board funding reductions, sequestration or otherwise, or materially impacts the eligibility of our institutions or students to participate in Title IV programs would have a material adverse effect on our enrollment, financial condition, results of operations and cash flows. Congressional action could also require us to modify our practices in ways that could increase our administrative costs and reduce our operating income, which could have a material adverse effect on our financial condition, results of operations and cash flows.

If Congress significantly reduced the amount of available Title IV program funding, we would attempt to arrange for alternative sources of financial aid for our students, which may include lending funds directly to our students, but private sources would not be able to provide as much funding to our students on as favorable terms as is currently provided by Title IV. In addition, private organizations could require us to guarantee all or part of this assistance and we might incur other additional costs. For these reasons, private, alternative sources of student financial aid would only partly offset, if at all, the impact on our business of reduced Title IV program funding.

If we do not meet specific financial responsibility standards established by the Department of Education, we may be required to post a letter of credit or accept other limitations in order to continue participating in the Title IV programs, or we could lose our eligibility to participate in the Title IV programs.

To participate in the Title IV programs, an institution must either satisfy specific quantitative standards of financial responsibility prescribed by the Department of Education, or post a letter of credit in favor of the Department of Education and possibly accept operating restrictions as well. These financial responsibility tests are applied to each institution on an annual basis based on the institution's audited consolidated financial statements, and may be applied at other times, such as if the institution undergoes a change in control. These tests may also be applied to an institution's parent company or other related entity. The operating restrictions that may be placed on an institution that does not meet the quantitative standards of financial responsibility include being transferred from the advance payment method of receiving Title IV program funds to either the reimbursement or the heightened cash monitoring system, which could result in a significant delay in the institution's receipt of those funds. If, in the future, we fail to satisfy the Department of Education's financial responsibility standards, we could experience increased regulatory compliance costs or delays in our receipt of Title IV program funds because we could be required to post a letter of credit or be subjected to operating restrictions, or both. Our failure to secure a letter of credit in these circumstances could cause us to lose our ability to participate in the Title IV programs, which would materially adversely affect us.

If we do not comply with the Department of Education's administrative capability standards, we could suffer financial penalties, be required to accept other limitations in order to continue participating in the Title IV programs, or lose our eligibility to participate in the Title IV programs.

To continue participating in the Title IV programs, an institution must demonstrate to the Department of Education that the institution is capable of adequately administering the Title IV programs under specific standards prescribed by the Department of Education. These administrative capability criteria require, among other things, the institution to have an adequate number of qualified personnel to administer the Title IV programs, have adequate procedures for disbursing and safeguarding Title IV funds and for maintaining records, submit all required reports and consolidated financial statements in a timely manner, and not have significant problems that affect the institution's ability to administer the Title IV programs. If we fail to satisfy any of these criteria, the Department of Education may assess financial penalties against us, restrict the manner in which we receive Title IV funds, require us to post a letter of credit, place us on provisional certification status, or limit or terminate our participation in the Title IV programs, any of which could materially adversely affect us.

We would lose our ability to participate in the Title IV programs if we fail to maintain our institutional accreditation, and our student enrollments could decline if we fail to maintain any of our accreditations or approvals.

An institution must be accredited by an accrediting commission recognized by the Department of Education in order to participate in the Title IV programs. We have institutional accreditation by the Higher Learning Commission, which is an accrediting commission recognized by the Department of Education. To remain accredited, we must continuously meet accreditation standards relating to, among other things, performance, institutional control, institutional integrity, educational quality, faculty, administrative capability, resources, and financial stability. We were reaccredited by the Higher Learning Commission in 2007, and the next scheduled comprehensive evaluation will be conducted in 2016-2017. If we fail to satisfy any of the Higher Learning Commission's standards, we could lose our accreditation by the Higher Learning Commission, which would cause us to lose our eligibility to participate in the Title IV programs, could cause a significant decline in our total student enrollments, and could have a material adverse effect on us. In addition, many of our individual educational programs are also accredited by specialized accrediting commissions or approved by specialized state agencies. If we fail to satisfy the standards of any of those specialized accrediting commissions or state agencies, we could lose the specialized accreditation or approval for the affected programs, which could result in materially reduced student enrollments in those programs and have a material adverse effect on us.

On July 31, 2012, we announced that, among other leadership changes, our Board of Directors had appointed Mr. Brian E. Mueller, our Chief Executive Officer, to the additional position of President of Grand Canyon University, effective September 1, 2012, replacing Dr. Kathy Player, who, effective September 1, 2012, had resigned to accept the position of Associate Provost. In accordance with the Higher Learning Commission's rules, we promptly notified the Higher Learning Commission to these changes. In response to a request from the Higher Learning Commission thereafter, we provided the Higher Learning Commission with information related to the Grand Canyon University academic governance structure, including copies of our corporate documents, the bylaws governing Grand Canyon University's Board of Trustees, organizational charts and information about the individuals comprising our Board of Directors and the Board of Trustees of Grand Canyon University. In November 2012, the Higher Learning Commission notified us that the manner in which the Board of Trustees of Grand Canyon University was structured relative to our corporate Board of Directors may not comply with new accreditation policies scheduled to take effect on January 1, 2013 that require the board of trustees of an accredited institution to have a certain degree of independence and autonomy in their oversight of the financial and academic affairs of an accredited institution. In response to this notice, we reviewed the Higher Learning Commission's new accreditation policies as they relate to the autonomy of the Board of Trustees of Grand Canyon University, revised and updated the bylaws governing the Board of Trustees in a manner which we believe complies with the new accreditation policies, implemented these new bylaws effective as of January 1, 2013, and provided a copy of the new bylaws to the Higher Learning Commission. At this point, we believe we are in compliance with the Higher Learning Commission's policies on institutional control and are not aware of any further issues that the Higher Learning Commission may have.

If we do not maintain our state authorization in Arizona, we may not operate or participate in the Title IV programs.

A school that grants degrees or certificates must be authorized by the relevant education agency of the state in which it is located. We are located in the state of Arizona and are authorized by the Arizona State Board for Private Postsecondary Education. State authorization is also required for our students to be eligible to receive funding under the Title IV programs. To maintain our state authorization, we must continuously meet standards relating to, among other things, educational programs, facilities, instructional and administrative staff, marketing and recruitment, financial operations, addition of new locations and educational programs, and various operational and administrative procedures. If we fail to satisfy any of these standards, we could lose our authorization by the Arizona State Board for Private Postsecondary Education to offer our educational programs, which would also cause us to lose our eligibility to participate in the Title IV programs and have a material adverse effect on us.

If any of the education regulatory agencies that regulate us do not approve or delay their approval of any transaction involving us that constitutes a "change in control," our ability to operate or participate in the Title IV programs may be impaired.

If we experience a change in control under the standards of the Department of Education, the Higher Learning Commission, the Arizona State Board for Private Postsecondary Education, or any other applicable state education agency or accrediting commission, we must notify and/or seek the approval of each such agency. These agencies do not have uniform criteria for what constitutes a change in control. Transactions or events that typically constitute a change in control include significant acquisitions or dispositions of the voting stock of an institution or its parent company and significant changes in the composition of the board of directors of an institution or its parent company. With respect to publicly-traded corporations, like us, they also may include cases where a corporation has a stockholder that owns, or has voting control over, at least 25% of the total outstanding voting stock of the corporation and is the largest stockholder of the corporation (defined in the regulations as a "controlling shareholder"), and that controlling shareholder ceases to own, or have voting control over, at least 25% of such stock or ceases to be the largest stockholder, or other transactions or events may be beyond our control. Our failure to obtain, or a delay in receiving, approval of any change in control from the Department of Education, the Higher Learning Commission, or the Arizona State Board for Private Postsecondary Education could impair our ability to operate or participate in the Title IV programs, which could have a material adverse effect on our business, prospects, financial condition, and results of operations. Our failure to obtain, or a delay in receiving, approval of any change in control from any other state in which we are currently licensed or authorized, or from any of our specialized accrediting commissions, could require us to suspend our activities in that state or suspend offering the applicable programs until we receive the required approval, or could otherwise impair our operations. The potential adverse effects of a change in control could influence future decisions by us and our stockholders regarding the sale, purchase, transfer, issuance, or redemption of our stock, which could discourage bids for your shares of our stock and could have an adverse effect on the market price of your shares.

Our failure to comply with the regulatory requirements of states other than Arizona could result in actions taken by those states or the Department of Education that could have a material adverse effect on our enrollments.

Almost every state imposes regulatory requirements on educational institutions that have physical facilities located within the state's boundaries. These regulatory requirements establish standards in areas such as educational programs, facilities, instructional and administrative staff, marketing and recruitment, financial operations, addition of new locations and educational programs, and various operational and administrative procedures, some of which are different than the standards prescribed by the Department of Education or the Arizona State Board for Private Postsecondary Education. Several states have sought to assert jurisdiction over educational institutions offering online degree programs that have no physical location in the state but that have some activity in the state, such as enrolling or offering educational services to students who reside in the state, employing faculty who reside in the state, or advertising to or recruiting prospective students in the state. See Item 1. *Business — Regulation — Regulation of Federal Student Financial Aid Programs — State authorization.* Because state regulatory requirements for online education vary among the states, are not well developed in many states, are imprecise or unclear in some states, and can change frequently, it is unclear how the new Department of Education regulation will be enforced and what impact it will have on us. New laws, regulations, or interpretations related to doing business over the Internet could also increase our cost of doing business and affect our ability to recruit students in particular states, which could, in turn, negatively affect enrollments and revenues and have a material adverse effect on our business. In the future, states could coordinate their efforts in order to more aggressively attempt to regulate or restrict schools' offering of online education.

In addition to Arizona, we have determined that our activities in certain states constitute a presence requiring licensure or authorization under the requirements of the state education agency in those states, which we have obtained. In certain other states, we have obtained approvals to operate as we have determined necessary in connection with our marketing and recruiting activities or where we have determined that our licensure or authorization can facilitate the teaching certification process in a particular state for graduates of our College of Education. We review the licensure or authorization requirements of other states when appropriate to determine whether our activities in those states constitute a presence or otherwise require licensure or authorization by the applicable state education agencies. Because state regulatory requirements, including agency interpretations, can change frequently, and because we enroll students in all 50 states and the District of Columbia, we expect that state regulatory authorities in states where we are not currently licensed or authorized will request that we seek licensure or authorization in their states in the future. Although we believe that we will be able to comply with additional state licensing or authorization requirements that may arise or be asserted in the future, including under the new Department of Education regulation, if we fail to comply with state licensing or authorization requirements for a state, or fail to obtain licenses or authorizations when required, we could lose our state licensure or authorization by that state or be subject to other sanctions, including restrictions on our activities in, and fines and penalties imposed by, that state, as well as fines, penalties, and sanctions imposed by the Department of Education. The loss of licensure or authorization in a state other than Arizona could prohibit us from recruiting prospective students or offering educational services to current students in that state, which could significantly reduce our enrollments.

State laws and regulations are not always precise or clear, and regulatory agencies may sometimes disagree with the way we have interpreted or applied these requirements. Any misinterpretation by us of these regulatory requirements or adverse changes in regulations or interpretations thereof by regulators could materially adversely affect us.

The inability of our graduates to obtain a professional license or certification in their chosen field of study could reduce our enrollments and revenues, and potentially lead to student claims against us that could be costly to us.

Many of our students, particularly those in our education and healthcare programs, seek a professional license or certification in their chosen fields following graduation. A student's ability to obtain a professional license or certification depends on several factors, including whether the institution and the student's program were accredited by a particular accrediting commission or approved by a professional association or by the state in which the student seeks employment. Additional factors are outside the control of the institution, such as the individual student's own background and qualifications. If one or more states refuse to recognize a significant number of our students for professional licensing or certification based on factors relating to our institution or programs, the potential growth of those programs would be negatively impacted and we could be exposed to claims or litigation by students or graduates based on their inability to obtain their desired professional license or certification, each of which could materially adversely affect us.

Government agencies, regulatory agencies, and third parties may conduct compliance reviews, bring claims, or initiate litigation against us based on alleged violations of the extensive regulatory requirements applicable to us, which could cause us to pay monetary damages, be sanctioned or limited in our operations, and expend significant resources to defend against those claims.

Because we operate in a highly regulated industry, we are subject to program reviews, audits, investigations, claims of non-compliance, and lawsuits by government agencies, regulatory agencies, students, employees, stockholders, and other third parties alleging non-compliance with applicable legal requirements, many of which are imprecise and subject to interpretation. Item 1, *Business — Regulation — Regulation of Federal Student Financial Aid Programs.* As we grow larger, this scrutiny of our business may increase. See Item 1A, *Risk Factors — The Department of Education is conducting a program review of Grand Canyon University, which may result in fines, penalties, other sanctions, and damage to our reputation in the industry.* If the result of any such proceeding is unfavorable to us, we may lose or have limitations imposed on our state licensing, accreditation, or Title IV program participation; be required to pay monetary damages (including triple damages in certain whistleblower suits); or be subject to fines, injunctions, or other penalties, any of which could have a material adverse effect on our business, prospects, financial condition, and results of operations. Claims and lawsuits brought against us, even if they are without merit, may also result in adverse publicity, damage our reputation, negatively affect the market price of our stock, adversely affect our student enrollments, and reduce the willingness of third parties to do business with us. Even if we adequately address the issues raised by any such proceeding and successfully defend against it, we may have to devote significant financial and management resources to address these issues, which could harm our business.

A decline in the overall growth of enrollment in postsecondary institutions, or in the number of students seeking degrees online or in our core disciplines, could cause us to experience lower enrollment, which could negatively impact our future growth.

Based on industry analyses, we believe that enrollment growth in degree-granting, postsecondary institutions is slowing and that the number of high school graduates that are eligible to enroll in degree-granting, postsecondary institutions is expected to decrease over the next few years. In order to maintain current growth rates, we will need to attract a larger percentage of students in existing markets and expand our markets by creating new academic programs. In addition, if job growth in the fields related to our core disciplines is weaker than expected, as a result of any regional or national economic downturn or otherwise, fewer students may seek the types of degrees that we offer. Our failure to attract new students, or the decisions by prospective students to seek degrees in other disciplines, would have an adverse impact on our future growth.

Proposed legislation, additional rulemaking or additional examinations from U.S. Congress may impact general public perception of the industry in a negative manner resulting in a material and adverse impact on our business.

Criticisms of the overall student lending and postsecondary education sectors may impact general public perceptions of educational institutions, including us, in a negative manner. Adverse media coverage regarding other educational institutions or regarding us directly could damage our reputation. The environment surrounding access to and the costs of student loans remains in a state of flux. The uncertainty surrounding these issues, and any resolution of these issues that increases loan costs or reduces students' access to Title IV loans or to student extended payment plans such as the ones we make available to our students, could reduce student demand for our programs, adversely impact our revenues and operating profit or result in increased regulatory scrutiny.

Our reputation and our stock price may be negatively affected by adverse publicity or by the actions of other postsecondary educational institutions.

In addition to the Congressional and regulatory activities focused on for-profit educational institutions beginning in 2010 and since, in recent years, regulatory proceedings and litigation have been commenced against various postsecondary educational institutions relating to, among other things, deceptive trade practices, false claims against the government, and non-compliance with Department of Education requirements, state education laws, and state consumer protection laws. These proceedings have been brought by the Department of Education, the U.S. Department of Justice, the SEC, and state governmental agencies, among others. These allegations have attracted adverse media coverage and have been the subject of legislative hearings and regulatory actions at both the federal and state levels, focusing not only on the individual schools but in some cases on the for-profit postsecondary education sector as a whole. Adverse media coverage regarding other for-profit education companies or other educational institutions could damage our reputation, result in lower enrollments, revenues, and operating profit, and have a negative impact on our stock price. Such coverage could also result in increased scrutiny and regulation by the Department of Education, Congress, accrediting commissions, state legislatures, state attorneys general, or other governmental authorities of all educational institutions, including us.

If the percentage of our revenue that is derived from the Title IV programs is too high, we may lose our eligibility to participate in those programs.

A requirement of the Higher Education Act, commonly referred to as the "90/10 Rule," that is applicable only to for-profit, postsecondary educational institutions like us provides that an institution loses its eligibility to participate in the Title IV programs if the institution derives more than 90% of its revenue for each of two consecutive fiscal years from Title IV program funds. For purposes of the 90/10 Rule, revenue is calculated under a complex regulatory formula that requires cash basis accounting and other adjustments to the calculation of an institution's revenue under generally accepted accounting principles that appears in its consolidated financial statements. Under the 90/10 Rule, an institution becomes ineligible to participate in the Title IV programs as of the first day of the fiscal year following the second consecutive fiscal year in which it exceeds the 90% threshold, and its period of ineligibility extends for at least two consecutive fiscal years. If an institution exceeds the 90% threshold for two consecutive fiscal years and it and its students have received Title IV funds during the subsequent period of ineligibility, the institution will be required to return those Title IV funds to the applicable lender or the Department of Education. If an institution's rate exceeds 90% for any single fiscal year, it will be placed on provisional certification for at least two fiscal years.

The August 2008 reauthorization of the Higher Education Act included significant revisions to the 90/10 Rule that became effective upon the date of the law's enactment, including provisions that allowed institutions, when calculating their compliance with this revenue test, to exclude from their Title IV program revenue for a three-year period ended June 30, 2011 the additional federal student loan amounts that became available through the Unsubsidized Stafford Loan Program starting in July 2008, and to include more non-Title IV revenue, such as revenue from institutional loans under certain circumstances. Given the level of complexity of this calculation, we did not seek to quantify precisely the benefit that we may have derived in the 90/10 percentage during the periods in which any temporary exclusions were applicable. As such, our reported rates below for 2011 and 2010 exclude the benefits from any such exclusions. Using the Department of Education's cash-basis, regulatory formula under the 90/10 Rule as currently in effect, for our 2012, 2011, and 2010 fiscal years, we derived approximately 80.3%, 80.2%, and 84.9%, respectively, of our 90/10 Rule revenue from Title IV program funds.

As a result of the continuing increase in the number of students attending our ground campus, who typically finance a greater percentage of their educational costs with non-Title IV sources of funds, we expect the percentage of our revenue that we receive from Title IV programs to remain stable or decrease in the future, although this may be impacted by recent changes in federal law that increased Title IV grant and loan limits, as well as the ongoing economic environment, which has adversely affected the employment circumstances of our students and their parents and increased their reliance on Title IV programs. If we were to exceed the 90% threshold for two consecutive years such that we lost our eligibility to participate in the Title IV programs, or if Congress passed legislation changing how certain funds are counted under this rule, revising the percentage of income that proprietary schools must derive from non-federal sources, or both, it would have a material adverse effect on our business, prospects, financial condition, and results of operations.

We may lose our eligibility to participate in the Title IV programs if our student loan default rates are too high.

An institution may lose its eligibility to participate in some or all of the Title IV programs if, for three consecutive years, 25% or more of its students who were required to begin repayment on their student loans in one year default on their payment by the end of the following year. In addition, an institution may lose its eligibility to participate in some or all of the Title IV programs if the default rate of its students exceeds 40% for any single year. The August 2008 reauthorization of the Higher Education Act extends by one year the period for which students' defaults on their loans will be included in the calculation of an institution's default rate, a change that is expected to increase our cohort default rates. The new law also increases the threshold for an institution to lose its eligibility to participate in the relevant Title IV programs from 25% to 30% over three consecutive years, while leaving the threshold at 40% for a single year. These changes to the law took effect for institutions' cohort default rates for federal fiscal year 2009, which were issued by the Department of Education in 2012. While our cohort default rates have historically been significantly below these levels, we cannot assure you that this will continue to be the case. For example, we believe our cohort default rate for the 2010 federal fiscal year increased (although it remains below the Department of Education's thresholds) due primarily to the impact of current economic conditions on our students and former students and our transition to a borrower-based, non-term financial aid system in 2010. Our cohort default rates, under the two-year method, on federal student loans for the 2010, 2009, and 2008 federal fiscal years, the three most recent years for which such rates have been calculated, were 12.0%, 9.2%, 3.4%, respectively. Our cohort default rate, under the three-year method, for the 2009 federal fiscal year was 15.1%, and our trial cohort default rates, under the three-year method, for the 2008, and 2007 federal fiscal years, as issued by the Department of Education in January 2012, were 7.3%, and 2.9%, respectively. Increases in interest rates or declines in income or job losses for our students could contribute to higher default rates on student loans. Exceeding the student loan default rate thresholds and losing our eligibility to participate in the Title IV programs would have a material adverse effect on our business, prospects, financial condition, and results of operations. Any future changes in the formula for calculating student loan default rates, economic conditions, or other factors that cause our default rates to increase, could place us in danger of losing our eligibility to participate in some or all of the Title IV programs and materially adversely affect us.

We are subject to sanctions if we fail to correctly calculate and timely return Title IV program funds for students who withdraw before completing their educational program.

A school participating in the Title IV programs must calculate the amount of unearned Title IV program funds that it has disbursed to students who withdraw from their educational programs before completing such programs and must return those unearned funds to the appropriate lender or the Department of Education in a timely manner, generally within 45 days of the date the school determines that the student has withdrawn. If the unearned funds are not properly calculated and timely returned for a sufficient percentage of students, we may have to post a letter of credit in favor of the Department of Education equal to 25% of the Title IV program funds that should have been returned for such students in the prior fiscal year, we may be liable for repayment of Title IV program funds and related interest and we could be fined or otherwise sanctioned by the Department of Education, which could increase our cost of regulatory compliance and materially adversely affect us. Further, a failure to comply with these regulatory requirements could result in termination of our ability to participate in the Title IV programs, which would materially affect us. These "return to Title IV" regulations are the subject of a preliminary finding in our ongoing program review. See Item 1A, *Risk Factors— The Department of Education is conducting a program review of Grand Canyon University, which may result in the repayment of a substantial amount of Title IV funds and may lead to fines, penalties, or other sanctions, and damage to our reputation in the industry.*

We cannot offer new programs, expand our operations into certain states, or acquire additional schools if such actions are not timely approved by the applicable regulatory agencies, and we may have to repay Title IV funds disbursed to students enrolled in any such programs, schools, or states if we do not obtain prior approval.

Our expansion efforts include offering new educational programs. In addition, we may increase our operations in additional states and seek to acquire existing schools from other companies. If we are unable to obtain the necessary approvals for such new programs, operations, or acquisitions from the Department of Education, the Higher Learning Commission, the Arizona State Board for Private Postsecondary Education, or any other applicable state education agency or accrediting commission, or if we are unable to obtain such approvals in a timely manner, our ability to consummate the planned actions and provide Title IV funds to any affected students would be impaired, which could have a material adverse effect on our expansion plans. For example, in July 2012, the Higher Learning Commission disagreed with the recommendation of its program review team and declined to approve our application to offer a Doctor of Nursing Practice degree program at that time, instead indicating that our application would need to be revised and resubmitted for further consideration. We are currently in the process of revising and resubmitting this application based on the feedback we received from the Higher Learning Commission and, while we believe this program will eventually be approved, we can provide no assurance that it will be approved or, if it is approved, when such approval might occur. While this specific example of an ongoing program application process with the Higher Learning Commission, by itself, is not material to us, it does indicate the increased scrutiny that the Higher Learning Commission is exercising over educational institutions generally and for-profit institutions, in particular. In addition to these types of denials, if we were to determine erroneously that a new program did not need approval or that we had all required approvals, we could be liable for repayment of the Title IV program funds provided to students in that program or at that location.

Government regulations relating to the Internet could increase our cost of doing business, affect our ability to grow or otherwise have a material adverse effect on our business.

The popularity and use of the Internet and other online services has led and may lead to the adoption of new laws and regulatory practices in the United States or foreign countries and to new interpretations of existing laws and regulations. These new laws and interpretations may relate to issues such as online privacy, copyrights, trademarks and service marks, sales taxes, fair business practices, and the requirement that online education institutions qualify to do business as foreign corporations or be licensed in one or more jurisdictions where they have no physical location or other presence. New laws and regulations or interpretations thereof related to doing business over the Internet could increase our costs and adversely affect our business, prospects, financial condition, and results of operations.

Risks Related to Our Business

Our success depends, in part, on the effectiveness of our marketing and advertising programs in recruiting new students.

Building awareness of Grand Canyon University and the programs we offer is critical to our ability to attract prospective students. It is also critical to our success that we convert prospective students to enrolled students in a cost-effective manner and that these enrolled students remain active in our programs. Some of the factors that could prevent us from successfully recruiting, enrolling, and retaining students in our programs include:

- the reduced availability of, or higher interest rates and other costs associated with, Title IV loan funds or other sources of financial aid;
- the emergence of more successful competitors;
- factors related to our marketing, including the costs and effectiveness of Internet advertising and broad-based branding campaigns and recruiting efforts;
- performance problems with our online systems;
- failure to maintain institutional and specialized accreditations;
- the requirements of the education agencies that regulate us which restrict schools' initiation of new programs and modification of existing programs;
- the requirements of the education agencies that regulate us which restrict the ways schools can compensate their recruitment personnel;
- increased regulation of online education, including in states in which we do not have a physical presence;
- restrictions that may be imposed on graduates of online programs that seek certification or licensure in certain states;
- student dissatisfaction with our services and programs;
- the results of the ongoing program review by the Department of Education, and possible remedial actions or other liability resulting therefrom;
- damage to our reputation or other adverse effects as a result of negative publicity in the media, in industry or governmental reports, or otherwise, affecting us or other companies in the for-profit postsecondary education sector;
- price reductions by competitors that we are unwilling or unable to match;
- a decline in the acceptance of online education;
- an adverse economic or other development that affects job prospects in our core disciplines; and
- a decrease in the perceived or actual economic benefits that students derive from our programs.

If we are unable to continue to develop awareness of Grand Canyon University and the programs we offer, and to recruit, enroll, and retain students, our enrollments would suffer and our ability to increase revenues and maintain profitability would be significantly impaired.

We are subject to rules and regulations as a result of our membership with the National Collegiate Athletic Association (NCAA) and any violations of such rules or regulations could adversely affect our reputation and operations.

Strict observance of rules and regulations contribute to the success of our athletic program. It is the responsibility of the University administration and the Athletic Department to adhere to all regulations created for the governance of intercollegiate athletics as set forth by the PacWest Conference, WAC Conference, NCAA, and Grand Canyon University. The move from Division II to Division I effective July 1, 2013 demonstrates our commitment to athletic excellence and will enhance our visibility. Any violations of such rules and regulations could adversely affect our reputation and operations.

Our business may be adversely affected by economic conditions in the U.S. or abroad.

The U.S. and many other industrialized countries are experiencing challenging economic circumstances, including high unemployment, uncertainty about financial markets and, in many cases, economic malaise or recession. In addition, homeowners in the U.S. have experienced a significant reduction in their net worth due to significant declines in residential real estate values across the U.S. in past years. We believe the economic circumstances in the U.S., in particular the continued high unemployment rate, has contributed to a portion of our increased enrollment growth as an increasing number of working adults seek to continue to advance their education to improve job security or new employment prospects. This effect cannot be quantified. However, to the extent that the economic circumstances and high unemployment have increased demands for our programs, an improving economy and increased employment may negate this effect and reduce such demand as fewer students seek to advance their education in favor of participating in the workforce. This decline could have a material adverse effect on our business, financial condition, results of operations and cash flows. Alternatively, a worsening of economic and employment conditions may reduce the ability of employers to sponsor educational opportunities for their employees, which could adversely impact our enrollment. In addition, continued deterioration in our economy and employment opportunities could adversely affect the ability of our former students to repay student loans, which could increase our bad debt expense and our student loan cohort default rate, which would require increased focus and attention to manage these defaults, which could have a material adverse effect on our business.

If students fail to pay their outstanding balances owed to us, our business may be harmed.

From time to time, students, including former students, may carry balances on portions of their education expense not covered by financial aid programs. Students may also carry balances related to financial aid funds we have advanced to them that are in excess of the student's cost and related fees. These balances are unsecured and not guaranteed. We have historically been successful in collecting our accounts receivable, including those due from former students as a result of the return to Title IV requirement, because the amount owed by a particular student that is in excess of the amount of financial aid that the student earned and that we are entitled to retain is often quite small. Due primarily to the ongoing economic conditions, we believe that the level of motivation that former students have to pay off their balances due to us, based on such factors as being able to receive transcripts or protecting their credit, has lessened over time. In 2011, we analyzed our collection history and determined that in recent periods receivables due from former students had become much more likely to go uncollected and that our allowance for doubtful accounts needed to be adjusted. Thus, we changed our allowance calculation methodology in 2011 such that receivables due from former students are treated as a separate pool and are reserved for and written off in a much more accelerated timeframe. We did not change the methodology for reserving for receivables due from current students given that we have not seen a change in the payment patterns for this pool of students. If the United States continues to experience reduced economic activity and high unemployment, it could continue to have an adverse effect on the ability or willingness of our former students to repay amounts due to us. As a result, losses related to unpaid student balances in excess of our allowance for doubtful accounts, or the failure of students to repay their debt obligations, could have a material adverse effect on our business, financial condition and results of operations.

We operate in a highly competitive industry, and competitors with greater resources could harm our business.

The postsecondary education market is highly fragmented and competitive. We compete for students primarily with traditional public and four-year degree-granting regionally accredited colleges and universities and other proprietary degree-granting regionally accredited schools. An increasing number of traditional colleges and universities and community colleges are offering distance learning and other online education programs, including programs that are geared toward the needs of working adult students. This trend has been accelerated by private companies that provide and/or manage online learning platforms for traditional colleges and universities. As the proportion of traditional colleges and universities providing alternative learning modalities increases, we will face increasing competition for students from such institutions, including those with well-established reputations for excellence. In addition, it is likely that we will begin to face competition from various emerging nontraditional, credit-bearing and noncredit-bearing education programs, provided by both proprietary and not-for-profit providers, including massive open online courses (MOOCs) offered worldwide without charge by traditional educational institutions and other direct-to-consumer education services. Each of these competitors may develop platforms or other technologies, including technologies such as streaming video, that allow for greater levels of interactivity between faculty and students and that are superior to the platform and technology we use, and these differences may affect our ability to recruit and retain students. Public institutions receive substantial government subsidies, and public and private non-profit institutions have access to government and foundation grants, tax-deductible contributions, and other financial resources generally not available to for-profit schools. Accordingly, public and private non-profit institutions may have instructional and support resources superior to those in the for-profit sector, and public institutions may be able to offer substantially lower tuition prices. Some of our competitors in both the public and private sectors also have substantially greater financial and other resources than we do. We may not be able to compete successfully against current or future competitors, including with respect to our ability to acquire or compete with technologies being developed by our competitors, and may face competitive pressures that could adversely affect our business, prospects, financial condition, and results of operations. These competitive factors could cause our enrollments, revenues, and profitability to significantly decrease and could render our online delivery format less competitive or obsolete.

If we do not maintain existing, and develop additional, relationships with employers, our future growth may be impaired.

We currently have relationships with large school districts and healthcare systems, primarily in Arizona, and also have relationships with national and international employers, to provide their employees with the opportunity to obtain degrees through us while continuing their employment. These relationships are an important part of our strategy as they provide us with a steady source of potential working adult students for particular programs and also serve to increase our reputation among high-profile employers. As a result of economic conditions, a number of employers we work with have reduced the extent to which they reimburse their employees for participating in our programs. If we are unable to develop new relationships, or if our existing relationships deteriorate or end as a result of current or future economic conditions affecting employers or otherwise, our efforts to seek these sources of potential working adult students will be impaired, and this could materially and adversely affect our business, prospects, financial condition, and results of operations.

Our failure to effectively manage our growth could harm our business.

Our business continues to experience rapid growth. Growth and expansion of our operations place a significant strain on our resources and increase demands on our executive management team, management information and reporting systems, financial management controls and personnel, and regulatory compliance systems and personnel. We may not be able to maintain or accelerate our current growth rate, effectively manage our expanding operations, or achieve planned growth on a timely or profitable basis. If we are unable to manage our growth effectively, we may experience operating inefficiencies and our earnings may be materially adversely affected.

Our success depends upon our ability to recruit and retain key personnel.

Our success to date has largely depended on, and will continue to depend on, the skills, efforts, and motivation of our executive officers, who generally have significant experience with our University and within the education industry. Our success also largely depends on our ability to attract and retain highly qualified faculty, school administrators, and additional corporate management personnel. We may have difficulties in locating and hiring qualified personnel and in retaining such personnel once hired. In addition, because we operate in a highly competitive industry, our hiring of qualified executives or other personnel may cause us or such persons to be subject to lawsuits alleging misappropriation of trade secrets, improper solicitation of employees, or other claims. Other than non-compete agreements of limited duration that we have with certain executive officers, we have not historically sought non-compete agreements with key personnel and they may leave and subsequently compete against us. The loss of the services of any of our key personnel, many of whom are not party to employment agreements with us, or our failure to attract and retain other qualified and experienced personnel on acceptable terms, could cause our business to suffer.

The protection of our operations through exclusive proprietary rights and intellectual property is limited, and from time to time we encounter disputes relating to our use of intellectual property of third parties, any of which could harm our operations and prospects.

In the ordinary course of our business we develop intellectual property of many kinds that is or will be the subject of copyright, trademark, service mark, patent, trade secret, or other protections. This intellectual property includes but is not limited to courseware materials and business know-how and internal processes and procedures developed to respond to the requirements of operating our business and to comply with the rules and regulations of various education regulatory agencies. We rely on a combination of copyrights, trademarks, service marks, trade secrets, domain names, and agreements to protect our intellectual property. We rely on service mark and trademark protection in the United States to protect our rights to the mark "Grand Canyon University," as well as distinctive logos and other marks associated with our services. We rely on agreements under which we obtain rights to use course content developed by faculty members and other third party content experts, as well as license agreements pursuant to which we license the right to brand certain of our program offerings. We cannot assure you that the measures that we take will be adequate or that we have secured, or will be able to secure, appropriate protections for all of our proprietary rights in the United States or select foreign jurisdictions, or that third parties will not infringe upon or violate our proprietary rights. Unauthorized third parties may attempt to duplicate or copy the proprietary aspects of our curricula, online resource material, and other content, and offer competing programs to ours.

In particular, we license the right to utilize the name of Ken Blanchard in connection with our business school and Executive MBA programs, and the name of Jerry Colangelo in connection with our Colangelo School of Sports Business that we operate within our business school, and we have spent significant resources in related branding efforts. Nevertheless, these license agreements may terminate or expire, or otherwise may not necessarily be extended in the future. In addition, third parties may attempt to develop competing programs or copy aspects of our curriculum, online resource material, quality management, and other proprietary content. The termination of this license agreement, or attempts to compete with or duplicate our programs, if successful, could adversely affect our business. Protecting these types of intellectual property rights can be difficult, particularly as it relates to the development by our competitors of competing courses and programs.

We may from time to time encounter disputes over rights and obligations concerning intellectual property, and we may not prevail in these disputes. In certain instances, we may not have obtained sufficient rights in the content of a course. Third parties may raise a claim against us alleging an infringement or violation of the intellectual property of that third party. Some third-party intellectual property rights may be extremely broad, and it may not be possible for us to conduct our operations in such a way as to avoid those intellectual property rights. Any such intellectual property claim could subject us to costly litigation and impose a significant strain on our financial resources and management personnel regardless of whether such claim has merit, and we may be required to alter the content of our classes or pay monetary damages, which may be significant.

Our loan agreement may restrict our operations and our ability to complete certain transactions.

Our loan agreement, which we entered into in December 2012, imposes certain operating restrictions on us, including limitations on our ability to incur additional debt or make certain investments, and requires us to maintain compliance with certain applicable regulatory standards. In addition, the loan agreement requires us to maintain a maximum leverage ratio, a minimum fixed charge coverage ratio and a minimum tangible net worth, in each case as such terms are defined in the loan agreement. We cannot assure you that these covenants will not adversely affect our ability to finance our future operations or capital needs or to pursue available business opportunities. A breach of any of these covenants or our inability to maintain the required financial ratios could result in a default in respect of the related indebtedness. If a default occurs, the affected lenders could elect to declare the indebtedness, together with accrued interest and other fees, to be immediately due and payable.

Our failure to comply with environmental laws and regulations governing our activities could result in financial penalties and other costs.

We use hazardous materials at our ground campus and generate small quantities of waste, such as used oil, antifreeze, paint, car batteries, and laboratory materials. As a result, we are subject to a variety of environmental laws and regulations governing, among other things, the use, storage, and disposal of solid and hazardous substances and waste, and the clean-up of contamination at our facilities or off-site locations to which we send or have sent waste for disposal. In the event we do not maintain compliance with any of these laws and regulations, or are responsible for a spill or release of hazardous materials, we could incur significant costs for clean-up, damages, and fines, or penalties which could adversely impact our business, prospects, financial condition, and results of operations.

If we are not able to integrate acquired schools, our business could be harmed.

From time to time, we may pursue acquisitions of other schools. Integrating acquired operations into our institution involves significant risks and uncertainties, including:

- inability to maintain uniform standards, controls, policies, and procedures;
- distraction of management's attention from normal business operations during the integration process;
- inability to obtain, or delay in obtaining, approval of the acquisition from the necessary regulatory agencies, or the imposition of operating restrictions or a letter of credit requirement on us or on the acquired school by any of those regulatory agencies;
- expenses associated with the integration efforts; and
- unidentified issues not discovered in our due diligence process, including legal contingencies.

If we complete one or more acquisitions and are unable to integrate acquired operations successfully, our business could suffer.

Our failure to keep pace with changing market needs and technology could harm our ability to attract students.

Our success depends to a large extent on the willingness of employers to employ, promote, or increase the pay of our graduates. Increasingly, employers demand that their new employees possess appropriate technical and analytical skills and also appropriate interpersonal skills, such as communication, and teamwork skills. These skills can evolve rapidly in a changing economic and technological environment. Accordingly, it is important that our educational programs evolve in response to those economic and technological changes. The expansion of existing academic programs and the development of new programs may not be accepted by current or prospective students or by the employers of our graduates. Even if we are able to develop acceptable new programs, we may not be able to begin offering those new programs in a timely fashion or as quickly as our competitors offer similar programs. If we are unable to adequately respond to changes in market requirements due to regulatory or financial constraints, unusually rapid technological changes, or other factors, the rates at which our graduates obtain jobs in their fields of study could suffer, our ability to attract and retain students could be impaired, and our business, prospects, financial condition, and results of operations could be adversely affected.

We have invested significant resources to develop and implement features that enhance the online classroom experience, such as delivering course content through streaming video, simulations, and other interactive enhancements. Our information technology systems and tools could become impaired or obsolete due to our action or failure to act. For instance, we could install new information technology without accurately assessing its costs or benefits, or we could experience delayed or ineffective implementation of new information technology. We could fail to respond in a timely manner for future technological developments in our industry. Should our actions or failure to act impair or render our information technology less effective, this could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We may not be able to successfully implement our growth strategy if we are not able to improve the content of our existing academic programs or to develop new programs on a timely basis and in a cost-effective manner, or at all.

We continually seek to improve the content of our existing programs and develop new programs in order to meet changing market needs. The success of any of our programs and courses, both ground and online, depends in part on our ability to expand the content of our existing programs, develop new programs in a cost-effective manner, and meet the needs of existing and prospective students and employers in a timely manner, as well as on the acceptance of our actions by existing or prospective students and employers. We developed many of our online programs based on our existing ground programs. In the future, we may develop programs solely, or initially, for online use, which may pose new challenges, including the need to develop course content without having an existing program on which such content can be based. Even if we are able to develop acceptable new programs, we may not be able to introduce these new programs in a timely fashion or as quickly as our competitors are able to introduce competing programs. If we do not respond adequately to changes in market conditions, our ability to attract and retain students could be impaired and our business, prospects, financial condition, and results of operations could suffer.

The development and approval of new programs and courses, both ground and online, are subject to requirements and limitations imposed by the Department of Education, state licensing agencies, and the relevant accrediting commissions, and in certain cases, such as with doctoral programs, involves a process that can take several years to complete. The imposition of restrictions on the initiation of new educational programs by any of our regulatory agencies, such as the Higher Learning Commission declining to approve our initial application to offer a Doctor of Nursing Practice degree in July 2012, or delays in obtaining approvals of such programs, may delay our expansion plans. Establishing new academic programs or modifying existing academic programs may also require us to make investments in specialized personnel, increase marketing efforts, and reallocate resources. We may have limited experience with the subject matter of new programs.

If we are unable to expand our existing programs, offer new programs on a timely basis or in a cost-effective manner, or otherwise manage effectively the operations of newly established programs, our business, prospects, financial condition, and results of operations could be adversely affected.

Risks Related to Our Business Technology Infrastructure

Our current success and future growth depend on the continued growth in users seeking educational services on the Internet.

Our business relies in part on the Internet for its success. A number of factors could inhibit the continued acceptance of the Internet and adversely affect our profitability, including:

- inadequate Internet infrastructure;
- security and privacy concerns;
- the unavailability of cost-effective Internet service and other technological factors; and
- changes in government regulation of Internet use.

If the number of potential students seeking educational services on the Internet does not continue to increase, our business may not grow as planned.

We may incur liability for the unauthorized duplication or distribution of class materials posted online for class discussions.

In some instances, our faculty members or our students may post various articles or other third-party content on class discussion boards. Third parties may raise claims against us for the unauthorized duplication of material posted online for class discussions. Any such claims could subject us to costly litigation and impose a significant strain on our financial resources and management personnel regardless of whether the claims have merit. Our general liability insurance may not cover potential claims of this type adequately or at all, and we may be required to alter the content of our courses or pay monetary damages, which may be significant.

We are subject to laws and regulations as a result of our collection and use of personal information, and any violations of such laws or regulations, or any breach, theft, or loss of such information, could adversely affect our reputation and operations.

Possession and use of personal information in our operations subjects us to risks and costs that could harm our business. We collect, use, and retain large amounts of personal information regarding our applicants, students, faculty, staff, and their families, including social security numbers, tax return information, personal and family financial data, and credit card numbers. We also collect and maintain personal information of our employees in the ordinary course of our business. Our services can be accessed globally through the Internet. Therefore, we may be subject to the application of national privacy laws in countries outside the U.S. from which applicants and students access our services. Such privacy laws could impose conditions that limit the way we market and provide our services.

Our computer networks and the networks of certain of our vendors that hold and manage confidential information on our behalf may be vulnerable to unauthorized access, employee theft or misuse, computer hackers, computer viruses, and other security threats. Confidential information may also inadvertently become available to third parties when we integrate systems or migrate data to our servers following an acquisition of a school or in connection with periodic hardware or software upgrades.

Due to the sensitive nature of the personal information stored on our servers, our networks may be targeted by hackers seeking to access this data. A user who circumvents security measures could misappropriate sensitive information or cause interruptions or malfunctions in our operations. Although we use security and business controls to limit access and use of personal information, a third party may be able to circumvent those security and business controls, which could result in a breach of student or employee privacy. In addition, errors in the storage, use, or transmission of personal information could result in a breach of privacy for current or prospective students or employees. Possession and use of personal information in our operations also subjects us to legislative and regulatory burdens that could require us to implement certain policies and procedures, such as the procedures we adopted to comply with the Red Flags Rule that was promulgated by the Federal Trade Commission, or FTC, under the federal Fair Credit Reporting Act and that requires the establishment of guidelines and policies regarding identity theft related to student credit accounts, and could require us to make certain notifications of data breaches and restrict our use of personal information. A violation of any laws or regulations relating to the collection or use of personal information could result in the imposition of fines against us. As a result, we may be required to expend significant resources to protect against the threat of these security breaches or to alleviate problems caused by these breaches. A major breach, theft, or loss of personal information regarding our students and their families or our employees that is held by us or our vendors, or a violation of laws or regulations relating to the same, could have a material adverse effect on our reputation and result in further regulation and oversight by federal and state authorities and increased costs of compliance.

Capacity constraints, system disruptions, or security breaches in our online computer networks and phone systems could have a material adverse effect on our ability to attract and retain students.

The performance and reliability of the infrastructure of our computer networks and phone systems, including our online programs, is critical to our operations, reputation and to our ability to attract and retain students. Any computer system disruption or failure, or a sudden and significant increase in traffic on the servers that host our online operations, may result in our online courses and programs being unavailable for a period of time. In addition, any significant failure of our computer networks or servers, whether as a result of third-party actions or in connection with planned upgrades and conversions, could disrupt our on-campus operations. Individual, sustained, or repeated occurrences could significantly damage the reputation of our online operations and result in a loss of potential or existing students. Additionally, our online operations are vulnerable to interruption or malfunction due to events beyond our control, including natural disasters and network and telecommunications failures. Our computer networks may also be vulnerable to unauthorized access, computer hackers, computer viruses, malicious code, organized cyber attacks and other security problems. A user who circumvents security measures could misappropriate proprietary information or cause interruptions to or malfunctions in operations. As a result, we may be required to expend significant resources to protect against the threat of these security breaches or to alleviate problems caused by these incidents. Any interruption to our online operations could have a material adverse effect on our ability to attract students to our online programs and to retain those students.

A failure of our information systems to properly store, process and report relevant data may reduce our management's effectiveness, interfere with our regulatory compliance and increase our operating expenses.

We are dependent on the integrity of our data management systems. If these systems do not effectively collect, store and process relevant data for the operation of our business, whether due to equipment malfunctions or constraints, software deficiencies, or human error, our ability to effectively report, plan, forecast and execute our business plan and comply with applicable laws and regulations, including the Higher Education Act, as reauthorized, and the regulations thereunder, will be impaired, perhaps materially. Any such impairment could materially and adversely affect our financial condition, results of operations, and cash flows.

Risks Related to Owning our Common Stock

Your percentage ownership in us may be diluted by future issuances of capital stock, which could reduce your influence over matters on which stockholders vote.

Our Board of Directors has the authority, without action or vote of our stockholders, to issue all or any part of our authorized but unissued shares of common stock, including shares issuable upon the exercise of options or the grant of restricted stock, shares that may be issued to satisfy our payment obligations under our incentive plans, or shares of our authorized but unissued preferred stock. Issuances of common stock or voting preferred stock would reduce your influence over matters on which our stockholders vote, and, in the case of issuances of preferred stock, likely would result in your interest in us being subject to the prior rights of holders of that preferred stock.

Provisions in our charter documents and the Delaware General Corporation Law could make it more difficult for a third party to acquire us and could discourage a takeover and adversely affect existing stockholders.

Anti-takeover provisions of our certificate of incorporation, bylaws, the Delaware General Corporation Law, or DGCL, and regulations of state and federal education agencies could diminish the opportunity for stockholders to participate in acquisition proposals at a price above the then-current market price of our common stock. For example, while we have no present plans to issue any preferred stock, our Board of Directors, without further stockholder approval, may issue shares of undesignated preferred stock and fix the powers, preferences, rights, and limitations of such class or series, which could adversely affect the voting power of your shares. In addition, our bylaws provide for an advance notice procedure for nomination of candidates to our Board of Directors that could have the effect of delaying, deterring, or preventing a change in control. Further, as a Delaware corporation, we are subject to provisions of the DGCL regarding "business combinations," which can deter attempted takeovers in certain situations. The approval requirements of the Department of Education, our regional accrediting commission, and state education agencies for a change in control transaction could also delay, deter, or prevent a transaction that would result in a change in control. We may, in the future, consider adopting additional anti-takeover measures. The authority of our board to issue undesignated preferred or other capital stock and the anti-takeover provisions of the DGCL, as well as other current and any future anti-takeover measures adopted by us, may, in certain circumstances, delay, deter, or prevent takeover attempts and other changes in control of the company not approved by our Board of Directors.

The price of our common stock may fluctuate.

The market price of our common stock could fluctuate significantly for various reasons, which include:

- our quarterly or annual earnings or earnings of other companies in our industry;
- the public's reaction to our press releases, our other public announcements, and our filings with the SEC;
- changes in earnings estimates or recommendations by research analysts who track our common stock or the stocks of other companies in our industry;
- changes in our number of enrolled students;
- new or proposed laws or regulations or new or proposed interpretations of laws or regulations applicable to our business;
- seasonal variations in our student population;
- damage to our reputation or other adverse effects as a result of negative publicity in the media, in industry or governmental reports, or otherwise, affecting us or other companies in the for-profit postsecondary education sector;
- the availability and cost of Title IV funds, other student financial aid, and private loans;
- the failure to maintain or keep in good standing our regulatory approvals and accreditations;
- changes in accounting standards, policies, guidance, interpretations, or principles;
- changes in general conditions in the U.S. and global economies or financial markets, including those resulting from war, incidents of terrorism, or responses to such events;
- an adverse economic or other development that affects job prospects in our core disciplines;
- litigation involving our University, or investigations or audits by regulators into the operations of our University or our competitors, including the ongoing program review being conducted by the Department of Education; and
- sales of common stock by our directors, executive officers, and significant stockholders.

In addition, in recent years, the stock market has experienced extreme price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies, including companies in our industry. The changes frequently appear to occur without regard to the operating performance of these companies. The price of our common stock could fluctuate based upon factors that have little or nothing to do with our University, and these fluctuations could materially reduce our stock price.

In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been brought against that company. Because of the potential volatility of our stock price, we may become the target of securities litigation in the future. Securities litigation could result in substantial costs and divert management's attention and resources from our business.

If securities analysts do not publish research or reports about our business or if they downgrade their evaluations of our stock, the price of our stock could decline.

The trading market for our common stock depends in part on the research and reports that industry or financial analysts publish about us or our business. If one or more of the analysts covering us downgrade their estimates or evaluations of our stock, the price of our stock could decline. If one or more of these analysts cease coverage of our University, we could lose visibility in the market for our stock, which in turn could cause our stock price to decline.

We currently do not intend to pay dividends on our common stock and, consequently, your only opportunity to achieve a return on your investment is if the price of our common stock appreciates.

We do not expect to pay dividends on shares of our common stock in the foreseeable future and intend to use cash to grow our business. The payment of cash dividends in the future, if any, will be at the discretion of our Board of Directors and will depend upon such factors as earnings levels, capital requirements, our overall financial condition, and any other factors deemed relevant by our Board of Directors. Consequently, your only opportunity to achieve a positive return on your investment in us will be if the market price of our common stock appreciates.

Item 1B. *Unresolved Staff Comments*

None.

Item 2. *Properties*

We own our ground campus, which is located on approximately 115 acres in the center of the Phoenix, Arizona metropolitan area, near downtown Phoenix. Our on-campus facilities currently consist of 5 classroom buildings, four lecture halls, a 300-seat theater, a 155,000-volume library, a media arts complex that provides communications students with audio and video equipment, a 55,000 square foot recreation center for both student-athletes and on-campus students, a 140,000 square foot/ 5,000 seat basketball and entertainment arena, a gymnasium, an activity center that contains a food court, a bowling alley and other student services, a student union, five dormitories, apartments, a pool, athletic facilities and a parking garage with 1,630 parking spaces. Additionally, we have several office buildings used for administration, including a recently renovated office complex adjacent to our campus. In 2013, in order to accommodate the continued growth of our traditional ground population, we expect to build two dormitories and to renovate our food service facilities and library.

We also lease four additional facilities for employees in Arizona, and eight facilities in Arizona and two in New Mexico for classroom and labs for our nursing professional studies students. We may add additional space in Arizona and in other states in the southwest U.S. to accommodate our growth plans in 2013 and beyond.

Item 3. *Legal Proceedings*

From time to time, we are subject to ordinary and routine litigation incidental to our business. While the outcomes of these matters are uncertain, management does not expect that the ultimate costs to resolve these matters will have a material adverse effect on our financial position, results of operations or cash flows.

Item 4. *Mine Safety Disclosures*

None.

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Market Information

Our common stock trades on the Nasdaq Global Market under the symbol "LOPE." The holders of our common stock are entitled to one vote per share on any matter to be voted upon by stockholders. All shares of common stock rank equally as to voting and all other matters. The shares of common stock have no preemptive or conversion rights, no redemption or sinking fund provisions, are not liable for further call or assessment and are not entitled to cumulative voting rights.

The table below sets forth the high and low sales prices for our common stock, as reported by the Nasdaq Global Market.

	High	Low
2012		
First Quarter	$ 18.49	$ 15.80
Second Quarter	$ 21.19	$ 15.96
Third Quarter	$ 24.20	$ 15.80
Fourth Quarter	$ 25.00	$ 20.59
2011		
First Quarter	$ 20.66	$ 13.77
Second Quarter	$ 15.46	$ 12.26
Third Quarter	$ 17.99	$ 13.73
Fourth Quarter	$ 17.35	$ 14.12

Holders

As of December 31, 2012, there were approximately 203 registered holders of record of common stock. A substantially greater number of holders of common stock are "street name" or beneficial holders, whose shares are held of record by banks, brokers and other financial institutions.

Dividends

We currently intend to retain all future earnings for the operation and expansion of our business and do not anticipate paying cash dividends on our common stock in the foreseeable future.

Recent Sales of Unregistered Securities

None.

Securities Authorized for Issuance under Equity Compensation Plans

The information required by Item 201(d) of Regulation S-K is provided under Item 12, *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*, "Equity Compensation Plan Information," which is incorporated herein by reference.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On August 16, 2010, our Board of Directors authorized the University to repurchase $25.0 million of common stock, from time to time, depending on market conditions and other considerations. On July 28, 2011, our Board of Directors authorized us to repurchase an additional $25.0 million ($50.0 million total) of common stock, from time to time, depending on market conditions and other considerations. On July 26, 2012, our Board of Directors extended the expiration date on the repurchase authorization to September 30, 2013. Repurchases occur at our discretion. Repurchases may be made in the open market or in privately negotiated transactions, pursuant to the applicable Securities and Exchange Commission rules. The amount and timing of future share repurchases, if any, will be made as market and business conditions warrant. Since the approval of our share repurchase plan, we have purchased 2.4 million shares of common stock at an aggregate cost of $39.1 million, which includes 0.8 million shares of common stock at an aggregate cost of $15.2 million during the year ended December 31, 2012, which are recorded at cost in the accompanying December 31, 2012 consolidated balance sheet and statement of stockholders' equity. At December 31, 2012, there remained $10.9 million available under our current share repurchase authorization. During the fourth quarter of 2012, we repurchased 455,265 shares of common stock at an aggregate cost of $10.3 million.

The following table sets forth our share repurchases of common stock during each period in the fourth quarter of fiscal 2012:

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Program	Maximum Dollar Value of Shares That May Yet Be Purchased Under the Program
October 1, 2012 – October 31, 2012	225,000	$ 22.76	225,000	$ 16,059,000
November 1, 2012 – November 30, 2012	230,265	$ 22.56	230,265	$ 10,864,000
December 1, 2012 – December 31, 2012	—	$ —	—	$ 10,864,000
Total	455,265	$ 22.66	455,265	$ 10,864,000

University Stock Performance

The following graph compares the cumulative 49-month return of holders of our common stock with the cumulative total returns of the S&P 500 Index, the NASDAQ Composite index, our peer group of six companies that includes: Capella Education Company, American Public Education, Inc., Apollo Group Inc., Strayer Education Inc., Education Management Corporation and Bridgepoint Education, Inc. This chart assumes that an investment of $100 was made in our common stock, in the index, and in the peer group on November 20, 2008 and that all dividends paid by us (subsequent to our initial public offering) and such companies were reinvested, and tracks the relative performance of such investments through December 31, 2012.

COMPARISON OF 49 MONTH CUMULATIVE TOTAL RETURN*

Among Grand Canyon Education, Inc., the S&P 500 Index,
the NASDAQ Composite Index, and a Peer Group


$250
$200
$150
$100
$50
$0
11/08
12/08
3/09
6/09
9/09
12/09
3/10
6/10
9/10
12/10
3/11
6/11
9/11
12/11
3/12
6/12
9/12
12/12
Grand Canyon Education, Inc.
S&P 500
NASDAQ Composite
Peer Group

*$100 invested on 11/20/08 in stock or 10/31/08 in index, including reinvestment of dividends.
Fiscal year ending December 31.

	11/08	12/08	3/09	6/09	9/09	12/09	3/10	6/10
Grand Canyon Education, Inc.	**100.00**	**158.48**	**145.65**	**141.60**	**150.46**	**160.42**	**220.59**	**197.72**
S&P 500	**100.00**	**93.81**	**83.48**	**96.78**	**111.88**	**118.64**	**125.03**	**110.74**
NASDAQ Composite	**100.00**	**96.92**	**91.10**	**109.64**	**127.82**	**135.03**	**140.81**	**125.93**
Peer Group	**100.00**	**110.36**	**91.26**	**88.36**	**90.15**	**79.74**	**86.62**	**64.43**

	9/10	12/10	3/11	6/11	9/11	12/11	3/12
Grand Canyon Education, Inc.	**185.06**	**165.32**	**122.36**	**119.66**	**136.29**	**134.68**	**149.87**
S&P 500	**123.25**	**136.51**	**144.59**	**144.73**	**124.66**	**139.39**	**156.94**
NASDAQ Composite	**144.71**	**159.76**	**166.55**	**166.32**	**144.74**	**156.71**	**184.93**
Peer Group	**66.76**	**60.17**	**60.83**	**65.66**	**50.25**	**72.38**	**52.80**

	6/12	9/12	12/12
Grand Canyon Education, Inc.	**176.71**	**198.57**	**198.06**
S&P 500	**152.62**	**162.31**	**161.70**
NASDAQ Composite	**179.79**	**189.18**	**181.87**
Peer Group	**46.26**	**33.47**	**28.36**

The information contained in the performance graph shall not be deemed "soliciting material" or to be "filed" with the SEC nor shall such information be deemed incorporated by reference into any future filing under the Securities Act or the Exchange Act, except to the extent that we specifically incorporate it by reference into such filing.

The stock price performance included in this graph is not necessarily indicative of future stock price performance.

Item 6. *Selected Consolidated Financial and Other Data*

The following selected consolidated financial and other data should be read in conjunction with Item 8, *Consolidated Financial Statements and Supplementary Data*, and Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations*, to fully understand the information presented below. The selected consolidated income statement data and other data, excluding period end enrollment, for the years ended December 31, 2012, 2011, and 2010, and the selected consolidated balance sheet data as of December 31, 2012, and 2011, have been derived from our audited consolidated financial statements for such years, which are included herein. The selected consolidated income statement data and other data, excluding period end enrollment, for the years ended December 31, 2009 and 2008, and the selected consolidated balance sheet data as of December 31, 2010, 2009, and 2008, have been derived from our audited consolidated financial statements for such years, which are not included herein. Our historical results are not necessarily indicative of our results for any future period.

	Year Ended December 31,				
	2012	2011	2010	2009	2008
	(In thousands, except per share data)				
Income Statement Data:					
Net revenue	$ 511,257	$ 426,741	$ 385,625	$ 261,902	$ 161,309
Costs and expenses:					
Instructional costs and services	220,403	194,801	178,844	101,904	64,601
Selling and promotional	141,300	119,955	112,493	85,405	65,551
General and administrative	35,502	29,043	26,621	21,603	18,360
Contract termination fees to related party	—	—	9,233	—	—
Litigation loss	—	—	—	5,200	—
Lease termination costs	—	782	—	—	—
Estimated exit costs	—	—	258	1,218	—
Total costs and expenses	397,205	344,581	327,449	215,330	148,512
Operating income	114,052	82,160	58,176	46,572	12,797
Interest expense	(699)	(720)	(889)	(1,613)	(2,897)
Interest income	71	88	168	324	640
Income before income taxes	113,424	81,528	57,455	45,283	10,540
Income tax expense	43,977	30,982	22,249	17,979	3,855
Net income	69,447	50,546	35,206	27,304	6,685
Preferred dividends	—	—	—	—	(938)
Net income available to common stockholders	$ 69,447	$ 50,546	$ 35,206	$ 27,304	$ 5,747
Earnings per common share					
Basic	$ 1.57	$ 1.13	$ 0.77	$ 0.60	$ 0.26
Diluted	$ 1.53	$ 1.12	$ 0.76	$ 0.60	$ 0.17
Shares used in computing earnings per common share					
Basic	44,332	44,631	45,722	45,184	22,185
Diluted	45,251	45,105	46,396	45,503	33,430

	Year Ended December 31,				
	2012	2011	2010	2009	2008
	(In thousands)				
Other Data:					
Capital expenditures	$ 97,653	$ 80,545	$ 62,627	$ 60,265	$ 8,374
Purchase of land and building related to future development	$ 7,223	$ —	$ —	$ —	$ —
Depreciation and amortization	$ 21,627	$ 16,738	$ 11,812	$ 7,664	$ 5,095
Adjusted EBITDA (unaudited)[1]	$ 149,593	$ 107,428	$ 85,824	$ 65,119	$ 25,675
Period end enrollment[2]:					
Online	44,690	38,918	37,734	34,596	21,955
Ground	7,602	4,999	3,748	3,113	2,681

	As of December 31,				
	2012	2011	2010	2009	2008
			(In thousands)		
Balance Sheet Data:					
Cash and cash equivalents and marketable securities	$ 105,111	$ 21,189	$ 33,637	$ 63,101	$ 35,627
Restricted cash, cash equivalents and investments	56,189	56,670	52,938	3,233	5,125
Total assets	494,923	317,847	275,096	174,738	116,990
Capital lease obligations (including short-term)	674	1,144	1,824	1,619	30,509
Notes payable (including short-term)	99,701	21,640	23,907	26,088	1,744
Total stockholders' equity	234,059	163,293	127,501	86,028	53,590

(1) Adjusted EBITDA is defined as net income plus interest expense net of interest income, plus income tax expense, and plus depreciation and amortization (EBITDA), as adjusted for (i) the amortization of prepaid royalty payments recorded in conjunction with a settlement of a dispute with our former owner, as discussed in Note 2 to our consolidated financial statements that are included in Item 8, *Consolidated Financial Statements and Supplementary Data*; (ii) contributions made to Arizona school tuition organizations in lieu of the payment of state income taxes, which we typically make in the fourth quarter of a fiscal year; (iii) litigation and regulatory reserves, if any; (iv) exit costs, if any; (v) contract termination fees, if any; (vi) lease termination costs, if any; and (vii) share-based compensation.

(2) Enrollment at December 31, 2012, 2011 and 2010 represents individual students who attended a course during the last two months of the calendar quarter. Prior to our transition to a BBAY environment, enrollment had been defined as individual students that attended a course in a term that was in session as of the end of the quarter.

We present Adjusted EBITDA because we consider it to be an important supplemental measure of our operating performance. We also make certain compensation decisions based, in part, on our operating performance, as measured by Adjusted EBITDA, and our loan agreement requires us to comply with covenants that include performance metrics substantially similar to Adjusted EBITDA. All of the adjustments made in our calculation of Adjusted EBITDA are adjustments to items that management does not consider to be reflective of our core operating performance. Management considers our core operating performance to be that which can be affected by our managers in any particular period through their management of the resources that affect our underlying revenue and profit generating operations during that period. Royalty expenses paid to our former owner, contributions made to Arizona school tuition organizations in lieu of the payment of state income taxes, estimated litigation and regulatory reserves, exit costs, contract and lease termination fees, and share-based compensation are not considered reflective of our core performance. We believe Adjusted EBITDA allows us to compare our current operating results with corresponding historical periods and with the operational performance of other companies in our industry because it does not give effect to potential differences caused by variations in capital structures (affecting relative interest expense, including the impact of write-offs of deferred financing costs when companies refinance their indebtedness), tax positions (such as the impact on periods or companies of changes in effective tax rates or net operating losses), the book amortization of intangibles (affecting relative amortization expense), and other items that we do not consider reflective of underlying operating performance. We also present Adjusted EBITDA because we believe it is frequently used by securities analysts, investors, and other interested parties as a measure of performance.

In evaluating Adjusted EBITDA, investors should be aware that in the future we may incur expenses similar to the adjustments described above. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by expenses that are unusual, non-routine, or non-recurring. Adjusted EBITDA has limitations as an analytical tool. Some of these limitations are that it does not reflect:

- cash expenditures for capital expenditures or contractual commitments;
- changes in, or cash requirements for, our working capital requirements;
- interest expense, or the cash required to replace assets that are being depreciated or amortized; and
- the impact on our reported results of earnings or charges resulting from the items for which we make adjustments to our EBITDA, as described above and set forth in the table below.

In addition, other companies, including other companies in our industry, may calculate these measures differently than we do, limiting the usefulness of Adjusted EBITDA as a comparative measure. Because of these limitations, Adjusted EBITDA should not be considered as a substitute for net income, operating income, or any other performance measure derived in accordance with GAAP, or as an alternative to cash flow from operating activities or as a measure of our liquidity. We compensate for these limitations by relying primarily on our GAAP results and using Adjusted EBITDA only supplementally. For more information, see our consolidated financial statements and the notes to those statements included elsewhere in this Annual Report on Form 10-K.

The following table reconciles Adjusted EBITDA to net income for the periods indicated:

(In thousands)	Year Ended December 31, 2012	2011	2010
Net income	$ 69,447	$ 50,546	$ 35,206
Plus: interest expense net of interest income	628	632	721
Plus: income tax expense	43,977	30,982	22,249
Plus: depreciation and amortization	21,627	16,738	11,812
EBITDA	135,679	98,898	69,988
Plus: royalty to former owner[(a)]	296	296	296
Plus: contributions made in lieu of state income taxes[(b)]	2,000	1,000	1,000
Plus: estimated litigation and regulatory reserves[(c)]	3,807	—	—
Plus: exit costs[(d)]	—	—	258
Plus: contract termination fees to a related party[(e)]	—	—	9,233
Plus: lease termination costs[(f)]	—	782	—
Plus: share-based compensation[(g)]	7,811	6,452	5,049
Adjusted EBITDA	$ 149,593	$ 107,428	$ 85,824

(a) Represents the amortization of prepaid royalty payments, as discussed in Note 2 to our consolidated financial statements that are included in Item 8, *Consolidated Financial Statements and Supplementary Data.*

(b) Reflects contributions made to various Arizona school tuition organizations to assist with funding for education. In connection with such contributions made we received a dollar-for-dollar state income tax credit, which resulted in a reduction in our effective income tax rate to 38.8%, 38.0% and 38.7% for the years ended December 31, 2012, 2011 and 2010, respectively. Had these contributions not been made, our effective tax rate would have been 39.8%, 38.7% and 39.8%, for 2012, 2011 and 2010, respectively. Such contributions are viewed by our management to be made in lieu of payments of state income taxes and are therefore excluded from evaluation of our core operating performance.

(c) Reflects $3.5 million for the program review reserve and $0.3 million for estimated litigation reserves. See Item 8, *Consolidated Financial Statements and Supplementary Data.*

(d) Represents exit costs related to the closure of a student services facility in Utah, including termination benefits, relocation expenses and the future lease payments, plus the write off of leasehold improvements associated with the leased space.

(e) Represents contract termination fees related to the termination of our Mind Streams revenue sharing arrangement in December 2010. See Item 8, *Consolidated Financial Statements and Supplementary Data.*

(f) Reflects termination costs incurred related to the early termination of leased space, removal of deferred rent and leasehold improvements.

(g) Reflects share-based compensation expense relating to restricted stock awards and option grants made to employees and directors.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following discussion and analysis of our financial condition and results of operations for the year ended December 31, 2012 should be read in conjunction with our consolidated financial statements and related notes that appear in Item 8, *Consolidated Financial Statements and Supplementary Data.* In addition to historical information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Annual Report on Form 10-K, particularly in Item 1A, *Risk Factors* and *Forward-Looking Statements.*

Executive Overview

We are a regionally accredited provider of postsecondary education services focused on offering graduate and undergraduate degree programs in our core disciplines of education, healthcare, business and liberal arts. We offer programs online, on ground at our approximately 115-acre traditional campus in Phoenix, Arizona and onsite at facilities we lease and at facilities owned by third party employers. At December 31, 2012, we had approximately 52,300 students. At December 31, 2012, 85.5% of our students were enrolled in our online programs and, of our online and professional studies students, 41.9% were pursuing master's or doctoral degrees.

Key Trends, Developments and Challenges

The following circumstances and trends present opportunities, challenges and risks.

Evolving Postsecondary Education Market. We believe the number of non-traditional students who work, are raising a family, or are doing both while trying to earn a college degree continues to grow. The continued economic environment in the U.S., however, has caused an increased number of potential students and/or their parents to consider the cost of education as a primary factor in choosing the school that they will attend. Given these trends, we believe that many individuals will be attracted to our high quality academic programs at affordable tuition rates. We also believe that competition for students continues to increase. We compete primarily with traditional public and four-year degree-granting regionally accredited colleges and universities and other proprietary degree-granting regionally accredited schools. An increasing number of traditional colleges and universities and community colleges are offering distance learning and other online education programs, including programs that are geared towards the needs of working adult students. This trend has been accelerated by private companies that provide and/or manage online learning platforms for traditional colleges and universities. As the proportion of traditional colleges and universities providing alternative learning modalities increases, we will face increasing competition for students from such institutions, including those with well-established reputations for excellence. In addition, it is likely that we will begin to face competition from various emerging nontraditional, credit-bearing and noncredit-bearing education programs, provided by both proprietary and not-for-profit providers, including massive open online courses (MOOCs) offered worldwide without charge by traditional educational institutions and other direct-to-consumer education services.

Regulation and Oversight. We are subject to extensive regulation by federal and state governmental agencies and accrediting bodies. In particular, the Higher Education Act of 1965, as amended (the "Higher Education Act"), and the regulations promulgated thereunder by the Department of Education subject us to significant regulatory scrutiny on the basis of numerous standards that schools must satisfy in order to participate in the various federal student financial assistance programs under Title IV of the Higher Education Act. See Item 1. Business – Regulation. Recent regulations have imposed new reporting and disclosure requirements that have caused increased administrative burden and costs and may have a negative effect on our growth and enrollments. In addition, in recent years, there has been increased focus by Congress on the role that proprietary educational institutions play in higher education and various proposals to modify the laws to which proprietary educational institutions are subject, including, for example, proposals to change the 90/10 Rule to an 85/15 rule and to require that colleges count GI Bill benefits, military tuition assistance, and several other sources of federal funds as student financial aid revenue for purposes of the 90/10 Rule. We cannot predict what legislation, if any, may result from these Congressional proposals or what impact any such legislation might have on the proprietary education sector generally or our business in particular. To the extent that any laws or regulations are adopted, or other administrative actions are taken, that limit our participation in Title IV programs or the amount of student financial aid for which the students at our institutions are eligible, our enrollments, revenues and results of operation could be materially and adversely affected.

Department of Education Program Review. We remain subject to an ongoing program review that was initiated by the Department of Education in July 2010 and the subject of a preliminary program review report that we received on August 24, 2011. See Item 1. *Business – Regulation – Compliance Reviews*, and Item 1A. *Risk Factors–The Department of Education is conducting a program review of Grand Canyon University, which may result in the repayment of a substantial amount of Title IV funds and may lead to fines, penalties, or other sanctions, and damage to our reputation in the industry.*

Fiscal Year 2012 Events

We experienced the following significant events in 2012:

- *Enrollment, Net Revenue, and Operating Income Growth.* We achieved enrollment growth for the fiscal year ended December 31, 2012 as compared to the fiscal year ended December 31, 2011, as ground enrollment increased 52.1% and online enrollment increased 14.8% over the prior year. We attribute the significant growth in our ground enrollment between years to our increasing brand recognition and the value proposition that our ground traditional campus affords to traditional-aged students and their parents. After scholarships, our ground traditional students pay tuition, room, board, and fees in an amount that is often half to a third of what it costs to attend a private, traditional university in another state and an amount comparable to what it costs to attend the public universities in the state of Arizona as an in-state student. Another factor contributing to the 19.8% increase in net revenue over the same period was the increase in the revenue per student for our online and professional studies students as a result of improved retention, selective tuition price increases, and an increase in student fees between years. In this regard, we increased tuition prices for students in our online and professional studies programs by amounts up to 5.9%, depending on the program, with an estimated blended rate increase of 2.5% for our 2012-13 academic year, as compared to tuition price increases for students in our online and professional studies programs of amounts up to 6.5%, depending on the program, with an estimated blended rate increase of 3.2% for our 2011-12 academic year. Although we did not raise our tuition for our traditional ground programs during either our 2012-13 or 2011-12 academic years, we did recognize an increase in revenue per student for our traditional ground programs as we recognized a higher amount of revenue from room and board and student fees. Tuition increases have not historically been, and may not in the future be, consistent across our programs due to market conditions and differences in operating costs of individual programs. Operating income was $114.1 million for the fiscal year ended December 31, 2012, an increase of 38.8% over the $82.2 million in operating income for 2011.

- *Increased Brand Recognition.* Our brand recognition through our traditional campus was highlighted throughout 2012 due to highly visible awards and invitations we received. Following the recognition we received for winning the 2011-12 Learfield Sports Directors Cup as the top overall NCAA Division II intercollegiate athletic program, we accepted an invitation to be a member of the NCAA Division I Western Athletic Conference beginning with the 2013-14 academic year and we have started the four-year process to reclassify NCAA membership from Division II to Division I. We believe this increased brand recognition has been the primary factor behind our increased enrollment, especially in Arizona and bordering states.
- *Capital Expenditures.* Our capital expenditures in 2012 of $97.7 million were primarily related to the expansion of our physical campus and significant investments in technology innovation to support our students and staff. In 2012, we completed two additional dormitories, an Arts and Sciences classroom building, a remodel of our student union, and a parking garage to support our increasing traditional student enrollment as well as purchases of computer equipment, internal use software projects and furniture and equipment. In addition during 2012 we purchased an on campus dormitory that was previously leased. The Arts and Sciences classroom building has 21 traditional classrooms, five science labs, two computer labs, a simulation laboratory, and a skills laboratory. These investments are to support our growing on-campus student population as well as enhance the brand of the University.
- *Enhanced Liquidity.* In December 2012, we entered into a new credit agreement with Bank of America, N.A. as Administrative Agent and other lenders (the "Agreement"), which refinances our prior loan agreement with Bank of America, N.A. dated April 8, 2011. The Agreement (a) increases the term loan to $100 million with a maturity date of December 2019 and decreases the interest rate on the outstanding balance from the BBA Libor Rate plus 200 basis points to the BBA Libor Rate plus 175 basis points, with monthly principal and interest payments, and (b) provides a revolving line of credit in the amount of $50 million through December 2017 to be utilized for working capital, capital expenditures, share repurchases and other general corporate purposes.
- *Investing in Innovative Educational Tools.* During 2010, we entered into an agreement with an affiliated entity to develop a new learning management system (called LoudCloud) for our use. Through this agreement we prepaid perpetual license fees, acquired source code rights for the software developed, and prepaid maintenance and service fees for the first seven years of use, for an aggregate amount of $4.9 million. During October 2011, we began converting our students to the LoudCloud platform for our online delivered coursework. By August 2012 all online nontraditional students had migrated to the LoudCloud platform. We anticipate the remaining ground students and cohorts will fully transition by May of 2013.

Key financial metrics

Net revenue

Net revenue consists principally of tuition, room and board charges attributable to students residing on our ground campus, application and graduation fees, and fees from educational resources such as access to online materials or commissions we earn from bookstore and publication sales, less scholarships. Factors affecting our net revenue include: (i) the number of students who are enrolled and who remain enrolled in our courses; (ii) the number of credit hours per student; (iii) our degree and program mix; (iv) changes in our tuition rates; (v) the amount of the scholarships that we offer; and (vi) the number of students housed in, and the rent charged for, our on-campus student apartments and dormitories.

We define enrollment as individual students who attended a course during the last two months of the calendar quarter. We offer three 16-week semesters in a calendar year with one start available per semester for our traditional ground students. Online and professional studies students have more frequent class starts in five-, seven- or eight-week courses through the calendar year. Enrollments are a function of the number of continuing students at the beginning of each period and new enrollments during the period, which are offset by graduations, withdrawals, and inactive students during the period. Inactive students for a particular period include students who are not registered in a class and, therefore, are not generating net revenue for that period, but who have not withdrawn from Grand Canyon University.

We believe that the principal factors that affect our enrollments and net revenue are the number and breadth of the programs we offer; the attractiveness of our program offerings and learning experience, particularly for career-oriented adults who are seeking pay increases or job opportunities that are directly tied to higher educational attainment; the effectiveness of our marketing, recruiting and retention efforts, which is affected by the number and seniority of our enrollment counselors and other recruiting personnel; the quality of our academic programs and student services; the pricing of comparable programs; our brand strength; the convenience and flexibility of our online delivery platform; the availability and cost of federal and other funding for student financial aid; the seasonality of our net revenue, which is enrollment driven and is typically lowest in our second fiscal quarter and highest in our fourth fiscal quarter; and general economic conditions, particularly as they might affect job prospects in our core disciplines.

The following is a summary of our student enrollment at December 31, 2012, 2011, and 2010 (which included fewer than 700 students pursuing non-degree certificates in each period) by degree type and by instructional delivery method:

	December 31,					
	2012[1]		2011[1]		2010[1]	
	# of Students	% of Total	# of Students	% of Total	# of Students	% of Total
Graduate degree[2]	19,395	37.1%	17,175	39.1%	17,732	42.7%
Undergraduate degree	32,897	62.9%	26,742	60.9%	23,750	57.3%
Total	52,292	100.0%	43,917	100.0%	41,482	100.0%

	December 31,					
	2012[1]		2011[1]		2010	
	# of Students	% of Total	# of Students	% of Total	# of Students	% of Total
Online[3]	44,690	85.5%	38,918	88.6%	37,734	91.0%
Ground[4]	7,602	14.5%	4,999	11.4%	3,748	9.0%
Total	52,292	100.0%	43,917	100.0%	41,482	100.0%

(1) Enrollment at December 31, 2012, 2011 and 2010 represents individual students who attended a course during the last two months of the calendar quarter.

(2) Includes 3,065, 1,924 and 1,186 students pursuing doctoral degrees at December 31, 2012, 2011 and 2010, respectively.

(3) As of December 31, 2012, 2011 and 2010, 41.9%, 42.8% and 45.7%, respectively, of our online and professional studies students were pursuing graduate or doctoral degrees.

(4) Includes our traditional on-campus students, as well as our professional studies students.

For the 2012-13 academic year (the academic year that began in May 2012), our prices per credit hour range from $350 to $465 for undergraduate online and professional studies courses, $495 to $600 for graduate online courses, $630 for doctoral online programs, and $688 for undergraduate courses for ground students. For our active duty and active reserve online and professional studies students, our prices per credit hour are $250 for undergraduate, $400 for graduate courses and $599 for doctoral courses. The overall price of each course varies based upon the number of credit hours per course (with most courses representing four credit hours), the degree level of the program, and the discipline. In addition, we charge a fixed $8,250 "block tuition" for undergraduate ground students taking between 12 and 18 credit hours per semester, with an additional $688 per credit hour for credits in excess of 18. A traditional undergraduate degree typically requires a minimum of 120 credit hours. The minimum number of credit hours required for a master's degree and overall cost for such a degree varies by program, although such programs typically require approximately 36 credit hours. The doctoral program requires approximately 60 credit hours.

Based on current tuition rates, tuition for a full program would generally equate to between $17,340 and $24,480 for an online master's program, between $42,000 and $55,800 for a full four-year online bachelor's program, $37,800 and $39,700 for a full doctoral program, and approximately $66,000 for a full four-year bachelor's program taken on our ground campus. The tuition amounts referred to above assume no reductions for transfer credits or scholarships, which many of our students utilize to reduce their total program costs. For the years ended December 31, 2012, 2011 and 2010, our revenue was reduced by approximately $94.3 million, $73.6 million and $55.8 million, respectively, as a result of scholarships that we offered to our students. The increase in scholarships reflects our increased revenues and our resulting increased use of scholarships (especially academic scholarships), to attract high performing students to our ground traditional campus.

Revenue per student increased between periods as a result of improved retention as well as selective tuition price increases for students in our online and professional studies programs of up to 5.9%, depending on the program, with an estimated blended rate increase of 2.5% for our 2012-13 academic year, as compared to selective tuition price increases for students in our online and professional studies programs of up to 6.5%, depending on the program, with a blended rate increase of 3.2% for the prior academic year. Tuition for our traditional ground programs had no increase for our 2012-13 or 2011-12 academic years. Tuition increases have not historically been, and may not in the future be, consistent across our programs due to market conditions and differences in operating costs of individual programs. The lower increases for our programs for the current academic year generally reflect a concerted effort to control tuition pricing for students so that debt levels assumed by our students are reasonable.

We derive a majority of our net revenues from tuition financed by the Title IV programs. For the years ended December 31, 2012, 2011 and 2010, we derived cash receipts equal to approximately 80.3%, 80.2%, and 84.9%, respectively, of our net revenues from Title IV programs. Our students also rely on scholarships, personal savings, private loans, and employer tuition reimbursements to pay a portion of their tuition and related expenses.

Costs and expenses

Instructional costs and services. Instructional costs and services consist primarily of costs related to the administration and delivery of our educational programs, including electronic media. This expense category includes salaries and benefits for full-time and adjunct faculty and administrative personnel, information technology costs, bad debt expense, curriculum and new program development costs, and costs associated with other support groups that provide service directly to the students. This category also includes an allocation of depreciation, amortization, rent, and occupancy costs attributable to the provision of educational services. Classroom facilities are leased or, in some cases, are provided by the students' employers at no charge to us. We continue to increase our spending on student and academic services, and we expect instructional costs and services as a percentage of tuition and other net revenue to remain relatively consistent as these additional costs are offset by leverage of our support services that are in place over a larger tuition and enrollment base.

Selling and promotional. Selling and promotional expenses include salaries and benefits of personnel engaged in the marketing, recruitment, and retention of students, as well as advertising costs associated with purchasing leads, hosting events and seminars, producing marketing materials, and our branding campaigns. Our selling and promotional expenses are generally affected by the cost of advertising media and leads, the efficiency of our marketing and recruiting efforts, salaries, and benefits for our enrollment personnel, and expenditures on advertising initiatives for new and existing academic programs. This category also includes an allocation of depreciation, amortization, rent, and occupancy costs attributable to selling and promotional activities. Selling and promotional costs are expensed as incurred.

General and administrative. General and administrative expenses include salaries, benefits, and share-based compensation of employees engaged in corporate management, finance, human resources, facilities, compliance, insurance, audit fees and other corporate functions. General and administrative expenses also include an allocation of depreciation, amortization, rent and occupancy costs attributable to general and administrative functions.

Interest expense. Interest expense consists primarily of interest charges on our notes payable and capital lease obligations.

Critical Accounting Policies and Estimates

The discussion of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles, or GAAP. During the preparation of these consolidated financial statements, we are required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses, and related disclosures. On an ongoing basis, we evaluate our estimates and assumptions, including those discussed below. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. The results of our analysis form the basis for making assumptions about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions, and the impact of such differences may be material to our consolidated financial statements.

We believe that the following critical accounting policies involve our more significant judgments and estimates used in the preparation of our consolidated financial statements:

Revenue recognition. Net revenues consist primarily of tuition and fees derived from courses taught by us online, at our approximately 115-acre traditional campus in Phoenix, Arizona, and onsite at facilities we lease or those of employers, as well as from related educational resources such as access to online materials. Tuition revenue and most fees and related educational resources are recognized pro-rata over the applicable period of instruction, net of scholarships awarded by us. Generally, we will refund all or a portion of tuition already paid pursuant to our refund policy, dependent upon length of course and modality and subject to certain state specific refund requirements. If a student withdraws at a time when only a portion, or none of the tuition is refundable, then we continue to recognize the tuition that was not refunded pro-rata over the term of the course and as the amount subject to refund is never greater than the amount of revenue that has been deferred, under our accounting policies revenue is not recognized with respect to amounts that could potentially be refunded. Sales tax collected from students is excluded from net revenues. We also charge online students an upfront learning management fee, which is deferred and recognized over the average expected term of a student. Costs that are direct and incremental to new online students are also deferred and recognized ratably over the average expected term of a student. Deferred revenue and student deposits in any period represent the excess of tuition, fees and other student payments received as compared to amounts recognized as revenue on the statement of operations and are reflected as current liabilities in the accompanying balance sheet. Our educational programs have starting and ending dates that differ from our quarters. Therefore, at the end of each fiscal quarter, a portion of revenue from these programs is not yet earned. Other revenues may be recognized as sales occur or services are performed.

Allowance for doubtful accounts. In accordance with our policy, all prospective students are required to select both a primary and secondary payment option with respect to amounts due to us for tuition, fees and other expenses. The most common payment option for our students is financial aid but students may also choose personal cash, tuition reimbursement, or direct bill to their employer. Financial aid loan funds are generally provided by the Federal Direct Loan Program in two disbursements for each academic year. The disbursements are usually received two to four weeks after the start of the first course in a payment period. These factors, together with the timing of students' beginning their programs, affect our operating cash flow including our accounts receivable balance. In instances where a student selects financial aid as the primary payment option, he or she often selects personal cash as the secondary option. If a student that has selected financial aid as his or her primary payment option withdraws prior to the end of a course but after the date that our institutional refund period has expired, the student will have incurred the obligation to pay the full cost of the course. If the withdrawal occurs before the date at which the student has earned 100% of his or her financial aid, we will have a return to Title IV requirement and the student will owe us all amounts incurred that are in excess of the amount of financial aid that the student earned and that we are entitled to retain. In this case, we must collect the receivable using the student's second payment option. In instances in which the student chose to receive living expense funds as part of his or her financial aid disbursement, we are required to return the unearned portion of these funds as well and then collect these amounts from the student.

We record an allowance for doubtful accounts for estimated losses resulting from the inability, failure or refusal of our students to make required payments, which includes the recovery of financial aid funds advanced to a student for amounts in excess of the student's cost of tuition and related fees. We determine the adequacy of our allowance for doubtful accounts based on an analysis of our historical bad debt experience, current economic trends, and the aging of the accounts receivable and student status. We apply a reserve to our receivables based upon an estimate of the risk presented by the age of the receivables and student status. We have historically written off accounts receivable at the earlier of the time the balance is deemed uncollectible, or one year after the revenue is generated. In the third quarter of 2011, we accelerated the way we reserve for receivables due from inactive students and write off inactive student accounts at 150 days, while maintaining our historical reserve and write off policies for active student accounts as based on our historical experience, amounts due from inactive students are much more difficult to collect than amounts due from active students. We monitor our collections and write-off experience to assess whether adjustments are necessary.

Long-Lived Assets (other than goodwill). We evaluate the recoverability of our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Loss Contingencies. We are subject to various claims and contingencies in the ordinary course of business and incidental to our industry, including those related to regulation, litigation, business transactions and taxes, among others. We accrue for contingent obligations when it is probable that a liability has been incurred and the amount is reasonably estimable. When we become aware of a claim or potential claim, the likelihood of any loss exposure is assessed. If it is probable that a loss will result and the amount of the loss is estimable, we accrue for the estimated amount of the loss. If the loss is not probable or the amount of the potential loss is not estimable, we disclose the claim if the likelihood of a potential loss is reasonably possible and that the amount of the potential loss could be material. Estimates that are particularly sensitive to future changes include tax, legal, and other regulatory matters, which are subject to change as events evolve, and as additional information becomes available during the administrative and litigation process.

Income taxes. We recognize the amount of taxes payable or refundable for the current year and deferred tax assets and liabilities for future tax consequences of events that have been recognized in our consolidated financial statements or tax returns. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which the temporary differences are expect to be realized. Our deferred tax assets are subject to periodic recoverability assessments. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount that more likely than not will be realized. Realization of the deferred tax assets is principally dependent upon achievement of projected future taxable income offset by deferred tax liabilities. We evaluate the realizability of the deferred tax assets annually. Since becoming a taxable corporation in August 2005, we have not recorded any valuation allowances to date on our deferred income tax assets. Commencing in January 2008, we evaluate and account for uncertain tax positions using a two step approach. Recognition occurs when we conclude that a tax position based solely on its technical merits, is more-likely-than-not to be sustained upon examination. Measurement determines the amount of benefit that is greater than 50% likely to be realized upon the ultimate settlement with a taxing authority that has full knowledge of the facts. Derecognition of a tax position that was previously recognized occurs when we determine that a tax position no longer meets the more-likely-than-not threshold of being sustained upon examination.

Results of Operations

The following table sets forth statements of operations data as a percentage of net revenue for each of the periods indicated:

	Year Ended December 31,		
	2012	2011	2010
Net revenue	100.0%	100.0%	100.0%
Operating expenses			
Instructional cost and services	43.1	45.6	46.4
Selling and promotional	27.6	28.1	29.2
General and administrative	6.9	6.8	6.9
Contract termination fees to related party	0.0	0.0	2.4
Exit costs	0.0	0.0	0.1
Lease termination costs	0.0	0.2	0.0
Total operating expenses	77.7	80.7	84.9
Operating income	22.3	19.3	15.1
Interest expense	(0.1)	(0.2)	(0.2)
Interest income	0.0	0.0	0.0
Income before income taxes	22.2	19.1	14.9
Income tax expense	8.6	7.3	5.8
Net income	13.6	11.8	9.1

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Net revenue. Our net revenue for the year ended December 31, 2012 was $511.3 million, an increase of $84.6 million, or 19.8%, as compared to net revenue of $426.7 million for the year ended December 31, 2011. This increase was primarily due to an increase in ground and online enrollment and, to a lesser extent, increases in the average tuition per student as a result of improved retention, selective tuition price increases and an increase in room and board and other student fees, partially offset by an increase in institutional scholarships. End-of-period enrollment increased 19.1% between December 31, 2012 and 2011, as ground enrollment increased 52.1% and online enrollment increased 14.8% over the prior year. We attribute the significant growth in our ground enrollment between years to our increasing brand recognition and the value proposition that our ground traditional campus affords to traditional-aged students and their parents. After scholarships our ground traditional students pay for tuition, room, board, and fees often half to a third of what it costs to attend a private, traditional university in another state and an amount comparable to what it costs to attend the public universities in the state of Arizona as an in-state student. We are anticipating increased pressure on new and continuing online enrollments due primarily to increased competition as the proportion of traditional colleges and universities providing alternative learning modalities increases, we will face increasing competition for students from such institutions, including those with well-established reputations for excellence.

Instructional costs and services expenses. Our instructional costs and services expenses for the year ended December 31, 2012 were $220.4 million, an increase of $25.6 million, or 13.1%, as compared to instructional costs and services expenses of $194.8 million for the year ended December 31, 2011. This increase was primarily due to increases in instructional compensation and related expenses, faculty compensation, depreciation and amortization, instructional supplies, program review reserve, arena expense and other miscellaneous instructional costs and services of $14.9 million, $7.4 million, $4.7 million, $4.4 million, $3.5 million, $1.3 million and $5.8 million. These increases were partially offset by a decrease in bad debt expense of $16.4 million. The increases in instructional and faculty compensation are primarily attributable to the increase in headcount (both staff and faculty) needed to provide student instruction and support services to support the increase in enrollments as well as increased benefit expenses such as medical costs and education benefits. Additionally, in 2011 a reversal of $0.7 million was recorded in employee compensation for amounts accrued in previous periods that were to be paid to non-enrollment employees for students they previously recruited and for which bonuses were to be paid when those students completed 24 credit hours. As a result of new compensation rules that became effective on July 1, 2011, these amounts could no longer be paid. The increase in depreciation and amortization is the result of our continued growth and expansion of the ground traditional campus in order to accommodate the growth in our traditional ground enrollment. The reserve for our program review represents the estimated amounts that will likely be returned related to certain Pell grants. We also incurred an increase in dues, fees, subscriptions and other instructional supplies due to increased licensing fees related to educational resources and increased food costs associated with a higher number of residential students. Arena expenses are higher in 2012 since we were only open for four months in 2011 compared to a full year of expenses in 2012. Our instructional costs and services expenses as a percentage of net revenue decreased by 2.5% to 43.1% for the year ended December 31, 2012, as compared to 45.6% for the year ended December 31, 2011. This decrease was a result of a decrease in bad debt expense as a percentage of net revenues from 8.1% in the year ended December 31, 2011 to 3.5% for the year ended December 31, 2012. This decrease was partially offset by increases as a percentage of net revenues in instructional employee compensation and related expenses, depreciation expense, program review reserve, dues, fees and other instructional supplies, share-based compensation and arena expenses. Bad debt expense decreased to $18.0 million or 3.5% of net revenues for the year ended December 31, 2012 from $34.4 million or 8.1% of net revenues for the year ended December 31, 2011 as a result of improved collections of receivables due from current students between periods due to operational improvements made during 2011 and a reduction in receivables due from former students, primarily due to improved retention.

Selling and promotional expenses. Our selling and promotional expenses for the year ended December 31, 2012 were $141.3 million, an increase of $21.3 million, or 17.8%, as compared to selling and promotional expenses of $120.0 million for the year ended December 31, 2011. This increase was primarily due to increases in selling and promotional employee compensation and related expenses, advertising, and other selling and promotional expenses of $13.1 million, $7.3 million and $0.9 million, respectively. Employee compensation and related expenses increased as a result of increasing the number of enrollment counselors between years as well as increases in benefit expenses between years such as medical costs and education benefits. Additionally, during the second quarter of 2011, we reversed $1.5 million of amounts accrued in previous periods that were to be paid to enrollment employees for students they previously recruited and for which bonuses were to be paid when those students completed 24 credit hours. Due to the compensation rule changes effective July 1, 2011 these amounts could no longer be paid. The advertising expense increased due to us entering into a new revenue sharing agreement with MindStreams, L.L.C. in the third quarter of 2011 and increased brand advertising. Our selling and promotional expenses as a percentage of net revenue decreased by 0.5% to 27.6% for the year ended December 31, 2012, from 28.1% for the year ended December 31, 2011. We plan to continue to add additional enrollment counselors in the future, although the number of additional hires as a percentage of the total headcount is expected to remain flat or decrease.

General and administrative expenses. Our general and administrative expenses for the year ended December 31, 2012 were $35.5 million, an increase of $6.5 million, or 22.2%, as compared to general and administrative expenses of $29.0 million for the year ended December 31, 2011. This increase was primarily due to increases in employee compensation, contributions made in lieu of state income taxes, debt issuance costs, occupancy expenses, share based compensation, and other general and administrative expenses of $3.3 million, $1.0 million, $0.8 million, $0.5 million, $0.4 million and $0.5 million, respectively. Employee compensation increased primarily due to increased headcount as well as increases in benefit expenses between years such as medical costs and education benefits. Our general and administrative expenses as a percentage of net revenue increased by 0.1% to 6.9% for the year ended December 31, 2012, from 6.8% for the year ended December 31, 2011.

Interest expense. Our interest expense for the year ended December 31, 2012 and 2011 was $0.7 million. Interest expense was slightly lower in 2012 as compared to 2011 due to the modification of our interest rate in April 2011, partially offset by the increase in the term loan in December 2012.

Income tax expense. Income tax expense for the year ended December 31, 2012 was $44.0 million, an increase of $13.0 million from $31.0 million for the year ended December 31, 2011. This increase was primarily attributable to increased income before income taxes. Our effective tax rate was 38.8% during the year ended December 31, 2012 compared to 38.0% during the year ended December 31, 2011.

Net income. Our net income for the year ended December 31, 2012 was $69.4 million, an increase of $18.9 million, as compared to $50.5 million for the year ended December 31, 2011, due to the factors discussed above.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Net revenue. Our net revenue for the year ended December 31, 2011 was $426.7 million, an increase of $41.1 million, or 10.7%, as compared to net revenue of $385.6 million for the year ended December 31, 2010. This increase was primarily due to increased enrollment and, to a lesser extent, increases in the average tuition per student as a result of tuition price increases and an increase in room and board and other student fees, partially offset by an increase in institutional scholarships and reduced revenue caused by our transition to BBAY from a term-based financial aid system during 2010. End-of-period enrollment increased 5.9% between December 30, 2011 and 2010, as ground enrollment increased 33.4% and online enrollment increased 3.1% over the prior year. We attribute the significant growth in our ground enrollment between years to our increasing brand recognition and the value proposition that our ground traditional campus affords to traditional-aged students and their parents. After scholarships our ground traditional students pay for tuition, room, board, and fees often half to a third of what it costs to attend a private, traditional university in another state and an amount comparable to what it costs to attend the public universities in the state of Arizona as an in-state student.

Instructional costs and services expenses. Our instructional costs and services expenses for the year ended December 31, 2011 were $194.8 million, an increase of $16.0 million, or 8.9%, as compared to instructional costs and services expenses of $178.8 million for the year ended December 31, 2010. This increase was primarily due to increases in instructional compensation and related expenses, faculty compensation, depreciation and amortization, instructional supplies and other miscellaneous instructional costs and services of $10.3 million, $5.0 million, $4.0 million, $3.7 million, and $1.1 million, respectively, partially offset by a decrease in bad debt expense and non-capitalizable system conversion costs of $4.1 million and $4.0 million, respectively. The increases in instructional and faculty compensation are primarily attributable to the increase in headcount (both staff and faculty) needed to provide student instruction and support services to support the increase in enrollments. The increase in depreciation and amortization is the result of us placing into service $70.1 million of new buildings for our ground traditional campus in the last twelve months as well as investments in technology innovation to support our students and staff. Bad debt expense decreased to $34.4 million or 8.1% of net revenues for the year ended December 31, 2011 from $38.5 million or 10.0% of net revenues for the year ended December 31, 2010 as a result of improved collections of receivables due from current students between periods due to operational improvements made during 2011 and a reduction in receivables due from former students during the second half of 2011 as a result of us moving further away from our transition to BBAY. The non-capitalizable system conversion costs were incurred in the second quarter of 2010 as we converted our back office systems to support our transition to BBAY. In connection with this conversion, we incurred $4.0 million of costs due to unanticipated delays in information processing. Our instructional costs and services expenses as a percentage of net revenue decreased by 0.8% to 45.6% for the year ended December 31, 2011, as compared to 46.4% for the year ended December 31, 2010. This decrease was a result of a decrease in bad debt expense as a percentage of net revenues from 10.0% in the year ended December 31, 2010 to 8.1% for the year ended December 31, 2011, as well as the decrease related to non-capitalizable system conversion costs. These decreases were partially offset by an increase in instructional employee compensation and related expenses as a percentage of revenue as we have hired additional staff to improve our student to staff ratios, faculty compensation as a percentage of revenue as we have seen decreases in class size as the result of increasing the number of starts, increased occupancy and depreciation expense as a percentage of revenue, and increased instructional supplies and miscellaneous instructional costs due to increased licensing fees related to educational resources, and continued improvement in curriculum development and new and enhanced innovative educational tools.

Selling and promotional expenses. Our selling and promotional expenses for the year ended December 31, 2011 were $120.0 million, an increase of $7.5 million, or 6.6%, as compared to selling and promotional expenses of $112.5 million for the year ended December 31, 2010. This increase was primarily due to increases in selling and promotional employee compensation and related expenses and advertising, partially offset by lower other selling and promotional expenses of $5.8 million, $2.5 million and $0.8 million, respectively. The increases in compensation and related expenses and advertising were driven by a continued expansion in our marketing efforts, which resulted in an increase in recruitment, marketing, and enrollment staffing especially for our ground traditional campus, partially offset by the termination of a revenue sharing arrangement in December 2010. Our selling and promotional expenses as a percentage of net revenue decreased by 1.1% to 28.1% for the year ended December 31, 2011, from 29.2% for the year ended December 31, 2010. This decrease occurred primarily due to the termination of the revenue sharing arrangement in December 2010. Additionally, we entered into a new revenue sharing arrangement in 2011 although the amounts to be paid under this new arrangement will be less than amounts paid under the original arrangement.

General and administrative expenses. Our general and administrative expenses for the year ended December 31, 2011 were $29.0 million, an increase of $2.4 million, or 9.1%, as compared to general and administrative expenses of $26.6 million for the year ended December 31, 2010. This increase was primarily due to increases in employee compensation, share based compensation, and other general and administrative expenses of $1.6 million, $0.4 million, and $0.4 million, respectively. Employee compensation increased primarily as a result of headcount increases in departments such as accounting and human resources to support the increasing number of students and staff. Our general and administrative expenses as a percentage of net revenue decreased by 0.1% to 6.8% for the year ended December 31, 2011, from 6.9% for the year ended December 31, 2010.

Lease termination costs. In July 2011, we notified a current landlord of its intent to vacate leased space by the fourth quarter of 2011. As a result, we were required to pay a termination fee to terminate the lease resulting in $0.8 million of expense in the year ended December 31, 2011. The termination fee was paid on our behalf by our new landlord. This payment was recorded as an expense in the third quarter of 2011 with the offset being to a deferred liability. The remainder of the leasehold improvements and deferred rent from the old lease were removed in the fourth quarter of 2011 when the space was vacated.

Interest expense. Our interest expense for the year ended December 31, 2011 was $0.7 million, a decrease of $0.2 million from $0.9 million for the year ended December 31, 2010, as a higher amount of interest expense was capitalized in 2011 as compared to 2010 as a result of our continuing expansion of our ground infrastructure. Additionally, in April 2011 the loan agreement was amended to reduce the interest rate on unpaid amounts to 30-day LIBOR plus 2.00% from 30-day LIBOR plus 2.25%.

Income tax expense. Income tax expense for the year ended December 31, 2011 was $31.0 million, an increase of $8.8 million from $22.2 million for the year ended December 31, 2010. This increase was primarily attributable to increased income before income taxes. Our effective tax rate was 38.0% during the year ended December 31, 2011 compared to 38.7% during the year ended December 31, 2010.

Net income. Our net income for the year ended December 31, 2011 was $50.5 million, an increase of $15.3 million, as compared to $35.2 million for the year ended December 31, 2010, due to the factors discussed above.

Seasonality

Our net revenue and operating results normally fluctuate as a result of seasonal variations in our business, principally due to changes in enrollment. Student population varies as a result of new enrollments, graduations, and student attrition. The majority of our traditional ground students do not attend courses during the summer months (May through August), which affects our results for our second and third fiscal quarters. Since a significant amount of our campus costs are fixed, the lower revenue resulting from the decreased ground student enrollment has historically contributed to lower operating margins during those periods. As we increased the relative proportion of our online students during the past few years, this summer effect lessened. However, it is our intent to continue to increase the number of ground traditional students during the next few years. Thus, we expect this summer effect to become more pronounced in future years. Partially offsetting this summer effect in the third quarter has been the sequential quarterly increase in enrollments that has occurred as a result of the traditional fall school start. This increase in enrollments also has occurred in the first quarter, corresponding to calendar year matriculation. In addition, we typically experience higher net revenue in the fourth quarter due to its overlap with the semester encompassing the traditional fall school start and in the first quarter due to its overlap with the first semester of the calendar year. A portion of our expenses do not vary proportionately with these fluctuations in net revenue, resulting in higher operating income in the first and fourth quarters relative to other quarters. We expect quarterly fluctuation in operating results to continue as a result of these seasonal patterns.

Liquidity, Capital Resources, and Financial Position

Liquidity. During 2012, we financed our operating activities and capital expenditures primarily through cash provided by operating activities. Our unrestricted cash, and cash equivalents were $105.1 million at December 31, 2012 and our restricted cash and cash equivalents were $56.2 million. In December 2012, we entered into a new credit agreement, which refinanced our prior indebtedness, with multiple lenders. This credit facility increased our term loan to $100 million with a maturity date of December 2019 and decreased the interest rate on the outstanding balance from the BBA Libor Rate plus 200 basis points to the BBA Libor Rate plus 175 basis points, with monthly principal and interest payments. Additionally, this facility provides a revolving line of credit in the amount of $50 million through December 2017 to be utilized for working capital, capital expenditures, share repurchases and other general corporate purposes. Indebtedness under the credit facility is secured by our assets and is guaranteed by certain of our subsidiaries. No amounts were drawn on the revolver as of December 31, 2012.

During 2012, we completed construction of two additional dormitories, an Arts and Science classroom building, a remodel of our student union, and a parking garage to support our increasing traditional student enrollment, and also purchased computer equipment, internal use software projects and furniture and equipment. In addition during 2012 we purchased an on campus dormitory that was previously leased. The Arts and Sciences classroom building has 21 traditional classrooms, five science labs, two computer labs, a simulation laboratory, and a skills laboratory.

Based on our current level of operations and anticipated growth, we believe that our cash flow from operations and other sources of liquidity, including cash, and cash equivalents, will provide adequate funds for ongoing operations, planned capital expenditures, and working capital requirements for at least the next 24 months.

Share Repurchase Program

On August 16, 2010, our Board of Directors authorized the University to repurchase up to $25 million of common stock, from time to time, depending on market conditions and other considerations. On July 28, 2011, our Board of Directors authorized the University to repurchase up to an additional $25.0 million ($50.0 million total) of common stock. On July 26, 2012, the Board of Directors extended the expiration date on the repurchase authorization to September 30, 2013. Repurchases occur at our discretion. The 2011 repurchase authorization is an expansion of, and does not replace the 2010 purchase authorization.

Under our share purchase authorization, we may purchase shares in the open market or in privately negotiated transactions, pursuant to the applicable Securities and Exchange Commission Rules. The amount and timing of future share repurchases, if any, will be made as market and business conditions warrant.

Since the approval of the initial share repurchase plan, the University has purchased 2,409,790 shares of common stock at an aggregate cost of $39.1 million which includes 752,490 shares of common stock at an aggregate cost of $15.2 million during the year ended December 31, 2012. At December 31, 2012, there remains $10.9 million available under our current share repurchase authorization.

Cash Flows

Operating Activities. Net cash provided by operating activities for the year ended December 31, 2012, 2011 and 2010 was $144.2 million, $88.0 million and $40.4 million, respectively. Cash provided by operations in 2012, 2011 and 2010 resulted from our net income plus non-cash charges for provision for bad debts, depreciation and amortization, estimated settlement loss, exit costs, share-based compensation and changes in our working capital.

Investing Activities. Net cash used in investing activities was $131.5 million, $75.1 million, and $68.1 million for the years ended December 31, 2012, 2011, and 2010, respectively. Our cash used in investing activities is primarily related to the purchase of property and equipment, leasehold improvements, changes in non-operating restricted cash and cash equivalents related to collateral on our derivative instruments, and the purchase of two real estate related assets that we plan to develop and then sell to third parties during the next six months. Other capital expenditures were $97.7 million, $80.5 million and $62.6 million for the years ended December 31, 2012, 2011, and 2010, respectively. In 2012, capital expenditures primarily consisted of construction costs associated with two additional dormitories, an Arts and Science classroom building, a remodel of our student union, and a parking garage to support our increasing traditional student enrollment as well as purchases of computer equipment, internal use software projects and furniture and equipment. Also in 2012, we purchased an on campus dormitory that was previously leased. In 2011, capital expenditures completed consisted of a 140,000 square foot/5,000 seat basketball and entertainment arena, a student activity center that contains a food court, a bowling alley, and other student services, and a new dormitory, as well as campus improvements to support our growing on-campus student population, purchases of computer equipment, leasehold improvements, infrastructure licenses and software development costs, and office furniture and fixtures to support our increasing employee headcounts. In addition in 2011, we began construction of two new dormitories and a new Arts and Sciences classroom building that were completed in 2012. In 2010, capital expenditures primarily consisted of campus improvements to support our growing on-campus student population such as a new dormitory and a 55,000 square foot recreation center for both student-athletes and on-campus students as well as completion of the College of Education classroom building, purchases of computer equipment, leasehold improvements, infrastructure licenses and software development costs to facilitate our transition from Datatel to CampusVue and Great Plains, and office furniture and fixtures to support our increasing employee headcounts. In 2013, in order to accommodate our continued growth and expansion needs for our traditional ground students, we expect to build two dormitories and to expand our food service facilities and library.

Financing Activities. Net cash provided by (used in) financing activities was $71.3 million, $(25.3) million, and $(1.2) million for the years ended December 31, 2012, 2011, and 2010, respectively. During 2012, we received $99.2 million from our new credit facility, $8.0 million from the exercise of stock options partially offset by $15.2 million utilized to repurchase our common stock and $21.7 million used for payments on notes payable and capital lease obligations. During 2011, $23.1 million was used to purchase treasury stock in accordance with our share repurchase program and principal payments on notes payable and capital leases totaled $3.7 million. These uses of cash were partially offset by proceeds of $1.7 million from the exercise of stock options. During 2010, principal payments on notes payable and capital lease obligation and the repurchase of our common stock were partially offset by proceeds from the exercise of stock options and the excess tax benefits from share-based compensation.

Contractual Obligations

The following table sets forth, as of December 31, 2012, the aggregate amounts of our significant contractual obligations and commitments with definitive payment terms due in each of the periods presented (in millions):

		Payments Due by Period			
	Total	Less than 1 Year	2-3 Years	4-5 Years	More than 5 Years
Long term notes payable[1]	$ 99.7	$ 6.6	$ 13.2	$ 13.3	$ 66.6
Capital lease obligations[2]	0.7	0.1	0.2	0.4	0.0
Purchase obligations[3]	41.0	33.3	6.4	1.3	0.0
Operating lease obligations[4]	37.9	6.3	11.7	9.3	10.6
Total contractual obligations	$ 179.3	$ 46.3	$ 31.5	$ 24.3	$ 77.2

(1) See Note 5, "Notes Payable and Other Noncurrent Liabilities," to our consolidated financial statements, included in Item 8, *Consolidated Financial Statements and Supplementary Data*, for a discussion of our long term notes payable and other obligations.
(2) See Note 6, "Capital Lease Obligations," to our consolidated financial statements, included in Item 8, *Consolidated Financial Statements and Supplementary Data*, for a discussion of our capital lease obligations.
(3) Represents unconditional purchase obligations and other obligations.
(4) See Note 7, "Commitments and Contingencies," to our consolidated financial statements, included in Item 8, *Consolidated Financial Statements and Supplementary Data*, for a discussion of our operating lease obligations.

The foregoing obligations exclude potential royalty payments to Blanchard Education, LLC under our license agreement, the amounts of which are contingent on tuition revenue from certain of our business programs.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have had or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources.

Non-GAAP Discussion

In addition to our GAAP results, we use Adjusted EBITDA as a supplemental measure of our operating performance and as part of our compensation determinations. Adjusted EBITDA is not required by or presented in accordance with GAAP and should not be considered as an alternative to net income, operating income, or any other performance measure derived in accordance with GAAP, or as an alternative to cash flow from operating activities or as a measure of our liquidity. See Item 6, *Selected Consolidated Financial and Other Data,* for a discussion of our Adjusted EBITDA computation and reconciliation.

Recent Accounting Pronouncements

See Note 2, Summary of Significant Accounting Policies, in Item 8, *Consolidated Financial Statements and Supplementary Data*

Item 7A. *Quantitative and Qualitative Disclosures about Market Risk*

Impact of inflation. We believe that inflation has not had a material impact on our results of operations for the years ended December 31, 2012, 2011, or 2010. There can be no assurance that future inflation will not have an adverse impact on our operating results and financial condition.

Market risk. On June 30, 2009, we entered into two derivative agreements to manage our 30-day LIBOR interest exposure from the variable rate note payable. A corridor instrument hedges our variable interest rate risk from July 1, 2009 through April 30, 2014 with a notional amount of $9.8 million as of December 31, 2012 and permits us to hedge our interest rate risk at several thresholds. Under this arrangement, in addition to the credit spread we will pay variable interest rates based on the 30-day LIBOR rates monthly until that index reaches 4%. If 30-day LIBOR is equal to 4% through 6%, we will continue to pay 4%. If the 30-day LIBOR exceeds 6%, we will pay actual 30-day LIBOR less 2%. In addition, an interest rate swap commenced on May 1, 2010, continues each month thereafter until April 30, 2014, and has a notional amount of $9.8 million as of December 31, 2012. Under this arrangement, we will receive 30-day LIBOR and pay 3.245% fixed rate on the amortizing notional amount plus the credit spread.

Except with respect to the foregoing, we have no derivative financial instruments or derivative commodity instruments. We invest cash in excess of current operating requirements in short term certificates of deposit and money market instruments in multiple financial institutions.

Interest rate risk. We manage interest rate risk through the instruments noted above and by investing excess funds in cash equivalents and AAA rated marketable securities bearing variable interest rates, which are tied to various market indices. Our future investment income may fall short of expectations due to changes in interest rates or we may suffer losses in principal if we are forced to sell securities that have declined in market value due to changes in interest rates. At December 31, 2012, a 10% increase or decrease in interest rates would not have a material impact on our future earnings, fair values, or cash flows. For information regarding our variable rate notes payable, see "Market risk" above.

Item 8. ***Consolidated Financial Statements and Supplementary Data***

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Grand Canyon Education, Inc.:

We have audited the accompanying consolidated balance sheet of Grand Canyon Education, Inc. and subsidiaries (the "Company") as of December 31, 2012, and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Grand Canyon Education, Inc. and subsidiaries as of December 31, 2012, and the results of their operations and their cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Grand Canyon Education, Inc.'s internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 19, 2013 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP

Phoenix, Arizona
February 19, 2013

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Grand Canyon Education, Inc.

We have audited the accompanying consolidated balance sheet of Grand Canyon Education, Inc. (the "Company") as of December 31, 2011, and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the two years in the period ended December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Grand Canyon Education, Inc. at December 31, 2011, and the consolidated results of its operations and its cash flows for the two years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Phoenix, Arizona
February 21, 2012

Grand Canyon Education, Inc.
Consolidated Balance Sheets

(In thousands, except par value)	As of December 31, 2012	As of December 31, 2011
ASSETS:		
Current assets		
Cash and cash equivalents	$ 105,111	$ 21,189
Restricted cash and cash equivalents	55,964	56,115
Accounts receivable, net of allowance for doubtful accounts of $8,657 and $11,706 at December 31, 2012 and 2011, respectively	7,951	11,815
Note receivable secured by real estate	27,000	—
Income taxes receivable	—	11,861
Deferred income taxes	5,481	3,353
Other current assets	12,667	11,081
Total current assets	214,174	115,414
Property and equipment, net	269,162	189,947
Restricted cash	225	555
Prepaid royalties	5,299	5,958
Goodwill	2,941	2,941
Other assets	3,122	3,032
Total assets	$ 494,923	$ 317,847
LIABILITIES AND STOCKHOLDERS' EQUITY:		
Current liabilities		
Accounts payable	$ 14,174	$ 18,523
Accrued compensation and benefits	18,812	12,229
Accrued liabilities	17,467	8,456
Income taxes payable	8,704	536
Student deposits	57,745	57,602
Deferred revenue	28,614	21,723
Due to related parties	523	227
Current portion of capital lease obligations	87	470
Current portion of notes payable	6,601	1,739
Total current liabilities	152,727	121,505
Capital lease obligations, less current portion	587	674
Other noncurrent liabilities	7,405	7,140
Deferred income taxes, non-current	7,045	5,334
Notes payable, less current portion	93,100	19,901
Total liabilities	260,864	154,554
Commitments and contingencies		
Stockholders' equity		
Preferred stock, $0.01 par value, 10,000 shares authorized; 0 shares issued and outstanding at December 31, 2012 and 2011	—	—
Common stock, $0.01 par value, 100,000 shares authorized; 47,136 and 45,955 shares issued and 44,716 and 44,298 shares outstanding at December 31, 2012 and 2011, respectively	471	460
Treasury stock, at cost, 2,420 and 1,657 shares of common stock at December 31, 2012 and 2011, respectively	(39,136)	(23,894)
Additional paid-in capital	102,133	85,720
Accumulated other comprehensive loss	(223)	(360)
Accumulated earnings	170,814	101,367
Total stockholders' equity	234,059	163,293
Total liabilities and stockholders' equity	$ 494,923	$ 317,847

The accompanying notes are an integral part of these consolidated financial statements.

Grand Canyon Education, Inc.
Consolidated Income Statements

(In thousands, except per share amounts)	Year Ended December 31, 2012	2011	2010
Net revenue	$ 511,257	$ 426,741	$ 385,625
Costs and expenses:			
Instructional costs and services	220,403	194,801	178,844
Selling and promotional, including $2,328 in 2012; $877 in 2011; and $8,777 in 2010, to related parties	141,300	119,955	112,493
General and administrative	35,502	29,043	26,621
Contract termination fees to related party	—	—	9,233
Lease termination costs	—	782	—
Exit costs	—	—	258
Total costs and expenses	397,205	344,581	327,449
Operating income	114,052	82,160	58,176
Interest expense	(699)	(720)	(889)
Interest income	71	88	168
Income before income taxes	113,424	81,528	57,455
Income tax expense	43,977	30,982	22,249
Net income	$ 69,447	$ 50,546	$ 35,206
Earnings per share:			
Basic income per share	$ 1.57	$ 1.13	$ 0.77
Diluted income per share	$ 1.53	$ 1.12	$ 0.76
Basic weighted average shares outstanding	44,332	44,631	45,722
Diluted weighted average shares outstanding	45,251	45,105	46,396

The accompanying notes are an integral part of these consolidated financial statements.

Grand Canyon Education, Inc.
Consolidated Statements of Comprehensive Income

(In thousands)	Year Ended December 31, 2012	2011	2010
Net income	$ 69,447	$ 50,546	$ 35,206
Other comprehensive income (loss), net of tax:			
Unrealized gains (losses) on hedging derivatives, net of taxes of $104, $3, and $273 for the years ended December 31, 2012, 2011 and 2010, respectively	137	(7)	(278)
Reclassification of net loss on interest rate corridor, net of taxes of $70 for the year ended December 31, 2011	—	92	—
Unrealized losses on available for sale securities, net of taxes of $3 for the year ended December 31, 2010	—	—	(4)
Realized gains on available for sale securities, net of taxes of $12 for the year ended December 31, 2010	—	—	(19)
Comprehensive income	$ 69,584	$ 50,631	$ 34,905

The accompanying notes are an integral part of these consolidated financial statements.

Grand Canyon Education, Inc.
Consolidated Statements of Stockholders' Equity
(In thousands)

	Common Stock		Treasury Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Earnings	Total
	Shares	Amount	Shares	Amount				
Balance at December 31, 2009	45,658	$ 457	—	$ —	$ 70,100	$ (144)	$ 15,615	$ 86,028
Net income	—	—	—	—	—	—	35,206	35,206
Unrealized losses on hedging derivatives, net of taxes of $273	—	—	—	—	—	(278)	—	(278)
Unrealized losses on available for-sale securities, net of taxes of $3	—	—	—	—	—	(4)	—	(4)
Realized gains on available for-sale securities, net of taxes of $12	—	—	—	—	—	(19)	—	(19)
Common stock purchased for treasury	—	—	50	(782)	—	—	—	(782)
Share-based compensation	9	—	—	—	5,049	—	—	5,049
Exercise of stock options	144	1	—	—	1,746	—	—	1,747
Excess tax benefit	—	—	—	—	554	—	—	554
Balance at December 31, 2010	45,811	458	50	(782)	77,449	(445)	50,821	127,501
Net income	—	—	—	—	—	—	50,546	50,546
Unrealized losses on hedging derivatives, net of taxes of $3	—	—	—	—	—	(7)	—	(7)
Reclassification of loss on derivatives, net of taxes of $70	—	—	—	—	—	92	—	92
Common stock purchased for treasury	—	—	1,607	(23,112)	—	—	—	(23,112)
Share-based compensation	4	—	—	—	6,452	—	—	6,452
Exercise of stock options	140	2	—	—	1,679	—	—	1,681
Excess tax benefits	—	—	—	—	140	—	—	140
Balance at December 31, 2011	45,955	460	1,657	(23,894)	85,720	(360)	101,367	163,293
Net income	—	—	—	—	—	—	69,447	69,447
Unrealized gains on hedging derivatives, net of taxes of $104	—	—	—	—	—	137	—	137
Common stock purchased for treasury	—	—	753	(15,242)	—	—	—	(15,242)
Share-based compensation	570	6	—	—	7,805	—	—	7,811
Restricted shares forfeited	—	—	10	—	—	—	—	—
Exercise of stock options	611	5	—	—	8,044	—	—	8,049
Excess tax benefits	—	—	—	—	564	—	—	564
Balance at December 31, 2012	47,136	$ 471	2,420	$ (39,136)	$ 102,133	$ (223)	$170,814	$ 234,059

The accompanying notes are an integral part of these consolidated financial statements.

Grand Canyon Education, Inc.
Consolidated Statements of Cash Flows

(In thousands)	Year Ended December 31, 2012	2011	2010
Cash flows provided by operating activities:			
Net income	$ 69,447	$ 50,546	$ 35,206
Adjustments to reconcile net income to net cash provided by operating activities:			
Share-based compensation	7,811	6,452	5,049
Excess tax benefits from share-based compensation	(1,427)	—	(736)
Amortization of notes payable issuance costs	244	80	63
Provision for bad debts	18,012	34,364	38,511
Depreciation and amortization	21,923	17,034	12,108
Loss on asset disposal	1,106	—	—
Non-capitalizable system conversion costs	—	—	4,013
Exit costs	—	(64)	(768)
Lease termination fees	—	782	—
Deferred income taxes	(518)	20,794	(6,013)
Other	—	92	23
Changes in assets and liabilities:			
Restricted cash and cash equivalents	151	(9,137)	(43,706)
Accounts receivable	(14,148)	(28,196)	(46,705)
Prepaid expenses and other	(1,920)	(6,158)	(5,536)
Due to/from related parties	296	(9,244)	9,166
Accounts payable	(630)	3,155	2,510
Accrued liabilities	15,719	(3,300)	5,013
Accrued litigation loss	—	(5,200)	—
Income taxes receivable/payable	20,593	(3,599)	(9,293)
Deferred rent	503	4,143	790
Deferred revenue	6,891	6,689	(3,021)
Student deposits	143	8,729	43,724
Net cash provided by operating activities	144,196	87,962	40,398
Cash flows used in investing activities:			
Capital expenditures	(97,653)	(80,545)	(62,627)
Purchase of land and building related to future development	(7,223)	—	—
Investment in note receivable secured by real estate	(27,000)	—	—
Restricted funds held for derivative collateral and legal matter	330	5,405	(5,960)
Proceeds from sale or maturity of investments	—	—	487
Net cash used in investing activities	(131,546)	(75,140)	(68,100)
Cash flows provided by (used in) financing activities:			
Principal payments on notes payable and capital lease obligations	(21,744)	(3,748)	(2,933)
Proceeds from notes payable	99,210	—	—
Notes payable modification costs	(428)	(91)	—
Repurchase of common shares	(15,242)	(23,112)	(782)
Net proceeds from exercise of stock options	8,049	1,681	1,747
Excess tax benefits from share-based compensation	1,427	—	736
Net cash provided by (used in) financing activities	71,272	(25,270)	(1,232)
Net increase (decrease) in cash and cash equivalents	83,922	(12,448)	(28,934)
Cash and cash equivalents, beginning of year	21,189	33,637	62,571
Cash and cash equivalents, end of year	$ 105,111	$ 21,189	$ 33,637
Supplemental disclosure of cash flow information			
Cash paid during the year for interest	$ 606	$ 535	$ 769
Cash paid during the year for income taxes	$ 32,810	$ 13,463	$ 37,703
Supplemental disclosure of non-cash investing and financing activities			
Purchase of equipment through notes payable and capital lease obligations	$ —	$ 801	$ 957
Purchases of property and equipment included in accounts payable and deferred rent	$ 3,291	$ 325	$ 4,421
Shortfall tax expense from share-based compensation	$ 283	$ 151	$ —
Tax benefit of Spirit warrant intangible	$ 267	$ 291	$ 182

The accompanying notes are an integral part of these consolidated financial statements.

Grand Canyon Education, Inc.
Notes to Consolidated Financial Statements
(In thousands, except per share data)

1. Nature of Business

Grand Canyon Education, Inc. (together with its subsidiaries, the "University") was formed in Delaware in November 2003 as a limited liability company, under the name Significant Education, LLC, for the purpose of acquiring the assets of Grand Canyon University from a non-profit foundation on February 2, 2004. On August 24, 2005, the University converted from a limited liability company to a corporation and changed its name to Significant Education, Inc. On May 9, 2008, the University changed its name to Grand Canyon Education, Inc.

The University is a regionally accredited provider of postsecondary education services focused on offering graduate and undergraduate degree programs in its core disciplines of education, healthcare, business and liberal arts. The University offers courses online, on ground at its approximately 115 acre traditional ground campus in Phoenix, Arizona and onsite at facilities it leases and at facilities owned by third party employers. The University's wholly-owned subsidiaries are primarily used to facilitate expansion of the University campus. The University is accredited by the Higher Learning Commission of the North Central Association of Colleges and Schools.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Grand Canyon Education, Inc. and its wholly-owned subsidiaries. Intercompany transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

The University invests cash in excess of current operating requirements in short term certificates of deposit and money market instruments. The University considers all highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents.

Restricted Cash and Cash Equivalents

A significant portion of the University's revenue is received from students who participate in government financial aid and assistance programs. Restricted cash and cash equivalents primarily represent amounts received from the federal and state governments under various student aid grant and loan programs, such as Title IV. The University receives these funds subsequent to the completion of the authorization and disbursement process and holds them for the benefit of the student. The U.S. Department of Education ("Department of Education") requires Title IV funds collected in advance of student billings to be segregated in a separate cash or cash equivalent account until the course begins. The University records all of these amounts as a current asset in restricted cash and cash equivalents until the cash is no longer restricted, at which time such amounts are reclassified as cash and cash equivalents. The majority of these funds remain as restricted cash and cash equivalents for an average of 60 to 90 days from the date of receipt.

During the second quarter of 2012, the University changed its presentation of changes in restricted cash and cash equivalents related to financial aid program funds to cash flows provided by operating activities on the consolidated statement of cash flows. The University previously presented such changes within cash flows used in investing activities. These restricted funds are a core activity of the University operations and, accordingly, the University believes presentation of changes in such funds as an operating activity more appropriately reflects the nature of the restricted cash. Additionally, the University believes that including both the restricted cash and student deposit changes within operating activities provides better transparency. The University has changed its presentation on the consolidated statement of cash flows for all periods presented. The changes have no other impact on the University's financial position and results of operations.

In addition, the counterparty to the University's interest rate swap made a collateral call in 2010 and the pledged collateral is classified as noncurrent restricted cash. The pledged collateral was $225 and $555 as of December 31, 2012 and 2011, respectively. The University had previously classified the $5,200 that it had agreed to pay in connection with the *qui tam* matter that in settled in 2010 as restricted cash; this amount was paid during the second quarter of 2011 in final payment of all amounts due under the settlement agreement. The University reports changes in restricted cash related to legal matters and derivative collateral as investing cash flows in its consolidated statement of cash flows.

(In thousands, except per share data)

The following table presents the University's consolidated cash flows as previously reported and as changed for the years ended December 31, 2011 and 2010:

	December 31,		December 31,	
	2011	2010	2011	2010
	As Reported	As Reported	As Changed	As Changed
Cash flows provided by operating activities:				
Restricted cash and cash equivalents	—	—	(9,137)	(43,706)
Net cash provided by operating activities	97,099	84,104	87,962	40,398
Cash flows used in investing activities:				
Restricted cash and cash equivalents	(3,732)	(49,666)	—	—
Restricted funds held for derivative collateral and legal matters	—	—	5,405	(5,960)
Net cash used in investing activities	(84,277)	(111,806)	(75,140)	(68,100)

Note Receivable

The University purchased a note receivable from a financial institution at fair market value in the fourth quarter of 2012 for $27,000. The note is collateralized by four Arizona properties in addition to personal guarantees from the borrower. The University leases office space from the borrower in one of the four properties that collateralize the note receivable. The note bears interest at 11%, which represents the 6% rate of the loan plus the 5% default rate.

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method. Normal repairs and maintenance are expensed as incurred. Expenditures that materially extend the useful life of an asset are capitalized. Construction in progress represents items not yet placed in service and are not depreciated. Internally developed software represents qualifying salary and consulting costs for time spent on developing internal use software and is included in construction in progress until its completion. The University capitalizes interest using its interest rates on the specific borrowings used to finance the improvements, which approximated 2.2% in 2012, 2.3% in 2011, and 3.1% in 2010, given the amount of the specific debt exceeded the in process value of the project at all times. Interest cost capitalized and incurred in the years ended December 31, 2012, 2011, and 2010 are as follows:

	Year Ended December 31,		
	2012	2011	2010
Interest incurred	$ 1,064	$ 1,233	$ 1,283
Interest capitalized	365	513	394
Interest expense	$ 699	$ 720	$ 889

Depreciation is provided using the straight-line method over the estimated useful lives of the assets. Furniture and fixtures, computer equipment, and vehicles generally have estimated useful lives of ten, four, and five years, respectively. Leasehold improvements are depreciated over the shorter of their lease term or their useful life. Land improvements and buildings are depreciated over lives ranging from 10 to 40 years.

Leases

The University enters into various lease agreements in conducting its business. At the inception of each lease, the University evaluates the lease agreement to determine whether the lease is an operating or capital lease. In addition, many of the lease agreements contain renewal options and tenant improvement allowances. When such items are included in a lease agreement, the University records a deferred liability on the balance sheet and records the rent expense evenly over the term of the lease. Leasehold improvements are included as investing activities and are included as additions to property, plant and equipment. For leases with renewal options, the University records rent expense and amortizes the leasehold improvement on a straight-line basis over the initial non-cancelable lease term unless it intends to exercise the renewal option. Once it extends the renewal option, the University amortizes any tenant improvement allowances over the extended lease period as well as the leasehold improvement asset (unless the extended lease term is longer than the economic life of the asset). The University expenses any additional payments under its operating leases for taxes, insurance or other operating expenses as incurred.

(In thousands, except per share data)

Lease Termination Fee

In July 2011, the University notified a current landlord of its intent to vacate leased space by the fourth quarter of 2011. As a result, the University was required to pay a termination fee to its landlord of $1,093, resulting in expense in 2011 of $782, which was net of remaining deferred rent on the leased space plus the disposal of the remaining leasehold improvements. This termination fee was paid on the University's behalf by the University's new landlord. This payment was recorded as an expense in the third quarter of 2011 with the offset being to a deferred rent liability. The deferred rent liability is being amortized into income over the new lease term. In the fourth quarter of 2011, the University exited the prior leased space.

Other Assets

During 2010, the University entered into an agreement with an affiliated entity to develop a new learning management system for use by the University. Through this agreement, the University prepaid perpetual license fees, acquired source code rights for the software developed, and prepaid maintenance and service fees for the first seven years of use for an aggregate amount of $4,900, which was paid in full as of December 31, 2011. The University commenced utilization of this software in October 2011. Included in current other assets is the amount that will be amortized in the next twelve month cycle for maintenance and service fees and included in property and equipment is the amount that will be amortized over fifteen years for the perpetual licenses. By August 2012 all online nontraditional students had migrated to the LoudCloud platform. The University anticipates the remaining ground students and cohorts will fully transition to the LoudCloud platform by August of 2013.

Long-Lived Assets

The University evaluates the recoverability of its long-lived assets for impairment, other than goodwill, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Prepaid Royalties

In connection with the February 2004 acquisition of the assets of Grand Canyon University from a non-profit foundation, the University entered into a royalty fee arrangement with the former owner in which the University agreed to pay a stated percentage of cash revenue generated by its online programs. The University settled all future royalty obligations with the former owner in April 2008 when it finalized an agreement to pay $22,500 to the former owner. $5,920 of this payment was considered as settlement of the future royalty payment obligation and is included in the accompanying balance sheet as a component of "Prepaid Royalty" and is being amortized over a period of 20 years.

In addition, in June 2004, the University entered into a license agreement relating to the University's use of the Ken Blanchard name for its College of Business. Under the terms of that agreement the University agreed to pay Blanchard a royalty generated on net tuition from certain programs in the University's College of Business and to issue Blanchard shares of common stock with the actual number of shares issued to be contingent upon the University's achievement of stated enrollment levels in its College of Business during the term of the agreement. The fair value of the shares issued to Blanchard as part of the license agreement of $3,394 was determined at the date it became probable that shares would then be earned and then adjusted until the date the shares were earned. This amount is also included in the balance sheet as a component of "Prepaid Royalty" and is being amortized over the remaining term of the license agreement. Included in accrued liabilities is $246 and $231 at December 31, 2012 and 2011, respectively, related to the royalty arrangement.

Goodwill

Goodwill represents the excess of the cost over the fair market value of net assets acquired, including identified intangible assets. Goodwill is tested annually or more frequently if circumstances indicate potential impairment. In September 2011, the Financial Accounting Standards Board ("FASB") issued guidance that simplifies how an entity tests goodwill for impairment. The amendments permit an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. The University complied with the new guidance in the fourth quarter of 2012, when performing its annual goodwill impairment test, by performing a qualitative assessment. Following this assessment, the University determined that it is more likely than not that its fair value exceeds its carrying amount.

Share-Based Compensation

The University measures and recognizes compensation expense for share-based payment awards made to employees, consultants and directors, including employee stock options and restricted stock awards. The University calculates the fair value of share-based awards on the date of grant. The University amortizes the share-based compensation expense over the period that the awards are expected to vest, net of estimated forfeiture rates. If the actual forfeitures differ from management estimates, adjustments to compensation expense are recorded. The University reports cash flows resulting from tax deductions in excess of the compensation cost realized for those options (excess tax benefits) as financing cash flows. The University reports cash flows resulting from tax deductions that are less than the compensation cost realized for those option (tax shortfalls) as a noncash transaction in the consolidated statement of cash flows.

For stock options, the University uses the Black-Scholes-Merton option pricing model to estimate fair value. The option pricing model requires the University to estimate certain key assumptions such as expected life, volatility, risk free interest rates, and dividend yield to determine the fair value of share-based awards, based on historical information and management judgment. The University has analyzed the circumstances in which the simplified method is allowed and has utilized the simplified method for all stock options granted since November 2008. The simplified method for estimating the expected life uses the mid-point between the vesting term and the contractual term of the stock option.

Derivatives and Hedging

Derivative financial instruments are recorded on the balance sheet as assets or liabilities and re-measured at fair value at each reporting date. For derivatives designated as cash flow hedges, the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income and reclassified into earnings in the same period or period during which the hedged transaction affects earnings. Gains and losses on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current earnings.

Derivative financial instruments enable the University to manage its exposure to interest rate risk. The University does not engage in any derivative instrument trading activity. Credit risk associated with the University's derivatives is limited to the risk that a derivative counterparty will not perform in accordance with the terms of the contract. Exposure to counterparty credit risk is considered low because these agreements have been entered into with institutions with Aa or higher credit ratings, and they are expected to perform fully under the terms of the agreements.

Fair Value of Financial Instruments

The carrying value of cash and cash equivalents, accounts receivable, note receivable, accounts payable, accrued compensation and benefits and accrued liabilities expenses approximate their fair value based on the liquidity or the short-term maturities of these instruments. The carrying value of notes payable approximate fair value based on its variable rate index. The carrying value of other notes payable and capital lease obligations approximate fair value based upon market interest rates available to the University for debt of similar risk and maturities. Derivative financial instruments are carried at fair value, determined using Level 2 of the hierarchy of valuation inputs as defined in the FASB Accounting Standards Codification ("Codification"), with the use of inputs other than quoted prices that are observable for the asset or liability. See Note 8, Derivative Instruments.

The fair value of the prepaid royalty asset relating to the settlement of future royalty payment obligations to the former owner was determined using an income approach, based on management's forecasts of revenue to be generated through its online education program using Level 3 of the hierarchy of valuation inputs. The rate utilized to discount net cash flows to their present values was 35%. This discount rate was determined after consideration of the University's weighted average cost of capital giving effect to estimates of the University's risk-free rate, beta coefficient, equity risk premium, small size risk premium, and company-specific risk premium.

Income Taxes

The University accounts for income taxes payable or refundable for the current year and deferred tax assets and liabilities for future tax consequences of events that have been recognized in the University's consolidated financial statements or tax returns. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which the temporary differences are expected to be realized.

(In thousands, except per share data)

The University applies a more-likely-than-not threshold for financial statement recognition and measurement of an uncertain tax position taken or expected to be taken in a tax return. The University recognizes interest and penalties related to uncertain tax positions in income tax expense. The University reserved approximately $0 and $543 for uncertain tax positions including interest and penalties, which is classified within accrued liabilities on the accompanying consolidated balance sheet as of December 31, 2012 and 2011, respectively.

The University has deferred tax assets, which are subject to periodic recoverability assessments. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount that more likely than not will be realized. Realization of the deferred tax assets is principally dependent upon achievement of projected future taxable income.

Commitments and Contingencies

The University accrues for a contingent obligation when it is probable that a liability has been incurred and the amount is reasonably estimable. When the University becomes aware of a claim or potential claim, the likelihood of any loss exposure is assessed. If it is probable that a loss will result and the amount of the loss is estimable, the University records a liability for the estimated loss. If the loss is not probable or the amount of the potential loss is not estimable, the University will disclose the claim if the likelihood of a potential loss is reasonably possible and the amount of the potential loss could be material. Estimates that are particularly sensitive to future changes include tax, legal, and other regulatory matters, which are subject to change as events evolve, and as additional information becomes available during the administrative and litigation process. The University expenses legal fees as incurred.

Revenue Recognition

Net revenues consist primarily of tuition and fees derived from courses taught by the University online, at its traditional campus in Phoenix, Arizona, and onsite at facilities it leases or those of employers, as well as from related educational resources that the University provides to its students, such as access to online materials. Tuition revenue and most fees from related educational resources are recognized pro-rata over the applicable period of instruction, net of scholarships provided by the University. For the years ended December 31, 2012, 2011 and 2010, the University's revenue was reduced by approximately $94,283, $73,612 and $55,833, respectively, as a result of scholarships that the University offered to students. The University maintains an institutional tuition refund policy, which provides for all or a portion of tuition to be refunded if a student withdraws during stated refund periods. Certain states in which students reside impose separate, mandatory refund policies, which override the University's policy to the extent in conflict. If a student withdraws at a time when only a portion, or none of the tuition is refundable, then in accordance with its revenue recognition policy, the University continues to recognize the tuition that was not refunded pro-rata over the applicable period of instruction. Since the University recognizes revenue pro-rata over the term of the course and because, under its institutional refund policy, the amount subject to refund is never greater than the amount of the revenue that has been deferred, under the University's accounting policies revenue is not recognized with respect to amounts that could potentially be refunded. Sales tax collected from students is excluded from net revenues. Collected but unremitted sales tax is included as an accrued liability in our consolidated balance sheet. The University also charges online students an upfront learning management fee, which is deferred and recognized over the average expected term of a student. Costs that are direct and incremental to new online students are also deferred and recognized ratably over the average expected term of a student. Deferred revenue and student deposits in any period represent the excess of tuition, fees, and other student payments received as compared to amounts recognized as revenue on the income statement and are reflected as current liabilities in the accompanying consolidated balance sheets. The University's educational programs have starting and ending dates that differ from its fiscal quarters. Therefore, at the end of each fiscal quarter, a portion of revenue from these programs is not yet earned. Other revenues may be recognized as sales occur or services are performed.

Allowance for Doubtful Accounts

All students are required to select both a primary and secondary payment option with respect to amounts due to the University for tuition, fees and other expenses. The most common payment option for the University's students is financial aid. In instances where a student selects financial aid as the primary payment option, he or she often selects personal cash as the secondary option. If a student who has selected financial aid as his or her primary payment option withdraws prior to the end of a course but after the date that the University's institutional refund period has expired, the student will have incurred the obligation to pay the full cost of the course. If the withdrawal occurs before the date at which the student has earned 100% of his or her financial aid, the University will have a return to Title IV requirement and the student will owe the University all amounts incurred that are in excess of the amount of financial aid that the student earned and that the University is entitled to retain. In this case, the University must collect the receivable using the student's second payment option. In instances in which the students chose to receive living expense funds as part of his or her financial aid disbursement, the University is required to return the unearned portion of these funds as well and then collect these amounts from the student.

(In thousands, except per share data)

The University records an allowance for doubtful accounts for estimated losses resulting from the inability, failure or refusal of its students to make required payments, which includes the recovery of financial aid funds advanced to a student for amounts in excess of the student's cost of tuition and related fees. The University determines the adequacy of its allowance for doubtful accounts based on an analysis of its historical bad debt experience, current economic trends, and the aging of the accounts receivable and student status. The University applies reserves to its receivables based upon an estimate of the risk presented by the age of the receivables and student status. Historically, the University has written off accounts receivable balances at the earlier of the time the balances were deemed uncollectible, or one year after the revenue is generated. In the third quarter of 2011, the University accelerated the write off of inactive student accounts such that the accounts are written off by day 150, while maintaining its historical write off policy for active student accounts. The University continues to reflect accounts receivable with an offsetting allowance as long as management believes there is a reasonable possibility of collection. Bad debt expense is recorded as an instructional costs and services expense in the consolidated income statement.

Instructional Costs and Services

Instructional costs and services consist primarily of costs related to the administration and delivery of the University's educational programs. This expense category includes salaries, benefits and share-based compensation for full-time and adjunct faculty and administrative personnel, information technology costs, bad debt expense, curriculum and new program development costs (which are expensed as incurred) and costs associated with other support groups that provide services directly to the students. This category also includes an allocation of depreciation, amortization, rent, and occupancy costs attributable to the provision of educational services, primarily at the University's Phoenix, Arizona campus. In the second quarter of 2010, the University completed the conversion of its student records system from DataTel to CampusVue. In connection with this conversion, the University incurred approximately $4,013 of costs due to unanticipated delays in information processing which are included in instructional costs and services for the year ended December 31, 2010.

Selling and Promotional

Selling and promotional expenses include salaries, benefits and share-based compensation of personnel engaged in the marketing, recruitment, and retention of students, as well as advertising costs associated with purchasing leads, hosting events and seminars, and producing marketing materials. This category also includes an allocation of depreciation, amortization, rent, and occupancy costs attributable to selling and promotional activities at the Company's facilities in Arizona. Selling and promotional costs are expensed as incurred. Advertising costs, which include marketing leads, events, and promotional materials for the years ended December 31, 2012, 2011, and 2010 were $51,023, $45,587, and $35,550, respectively.

Through December 2010, the University was a party to a revenue sharing arrangement (the Collaboration Agreement) with Mind Streams, L.L.C. (Mind Streams), a related party, pursuant to which the University paid a percentage of the net revenue that it actually received from applicants recruited by Mind Streams that matriculated at the University. Mind Streams bore all costs associated with the recruitment of these applicants. As a result of new rules adopted by the Department of Education in October 2010 and effective July 1, 2011, the University determined late in 2010 that revenue sharing arrangements like the Collaboration Agreement, and the manner in which it paid amounts under the Collaboration Agreement, would most likely no longer be permitted. Accordingly the University and Mind Streams entered into an agreement, in December 2010, pursuant to which the University terminated this arrangement. A payment of $8,500 was made in January 2011 in conjunction with this agreement, which was expensed in 2010. In the aggregate, the University expensed $9,233 in 2010 relating to this agreement.

Leading up to the effective date of the new rules referred to above, the Department of Education made certain clarifications, which the University determined would permit collaboration agreements although on significantly different terms than the prior Mind Streams agreement. Accordingly, commencing in the third quarter of 2011, the University entered into a new Collaboration Agreement with Mind Streams, under which the University, in accordance with applicable Department of Education guidance, pays a percentage of net revenue that it receives from applicants recruited by Mind Streams that matriculate at the University. In 2010, the University entered into an agreement with Lifetime Learning, a related party, under which the University purchases leads on prospective students. For the years ended December 31, 2012, 2011, and 2010, the University expensed approximately $2,328, $877, and $7,694, respectively, pursuant to the agreement with Lifetime Learning and the new agreement with Mind Streams, exclusive of the settlement arrangement discussed above. As of December 31, 2012 and 2011, $523, and $212, respectively, were due to these related parties.

(In thousands, except per share data)

General and Administrative

General and administrative expenses include salaries, benefits and share-based compensation of employees engaged in corporate management, finance, human resources, compliance, and other corporate functions. General and administrative expenses also include an allocation of depreciation, amortization, rent, and occupancy costs attributable to the departments providing general and administrative functions.

Insurance/Self-Insurance

The University uses a combination of insurance and self-insurance for a number of risks, including claims related to employee health care, workers' compensation, general liability, and business interruption. Liabilities associated with these risks are estimated based on, among other things, historical claims experience, severity factors, and other actuarial assumptions. The University's loss exposure related to self-insurance is limited by stop loss coverage on a per occurrence and aggregate basis. Expected loss accruals are based on estimates, and while the University believes the amounts accrued are adequate, the ultimate loss may differ from the amounts provided.

Concentration of Credit Risk

The University may extend credit for tuition to some students. A substantial portion is repaid through the student's participation in federally funded financial aid programs. Transfers of funds from the financial aid programs to the Company are made in accordance with the U.S. Department of Education ("Department of Education") requirements. A majority of the University's revenues are derived from tuition financed under the Title IV programs of the Higher Education Act of 1965, as amended (the "Higher Education Act"). The financial aid and assistance programs are subject to political and budgetary considerations and are subject to extensive and complex regulations. The University's administration of these programs is periodically reviewed by various regulatory agencies. Any regulatory violation could be the basis for the initiation of potentially adverse actions including a suspension, limitation, or termination proceeding, which could have a material adverse effect on the University.

Students obtain access to federal student financial aid through a Department of Education prescribed application and eligibility certification process. Student financial aid funds are generally made available to students at prescribed intervals throughout their predetermined expected length of study. Students typically apply the funds received from the federal financial aid programs first to pay their tuition and fees. Any remaining funds are distributed directly to the student.

Segment Information

The University operates as a single educational delivery operation using a core infrastructure that serves the curriculum and educational delivery needs of both its ground and online students regardless of geography. The University's Chief Executive Officer manages the University's operations as a whole and no expense or operating income information is generated or evaluated on any component level.

Recent Accounting Pronouncements

The University has determined that recently issued accounting standards will not have a material impact on its consolidated financial statements, or do not apply to its operations.

3. Valuation and Qualifying Accounts

	Balance at Beginning of Year	Charged to Expense	Deductions[1]	Balance at End of Year
Allowance for doubtful accounts receivable:				
Year ended December 31, 2012	$ 11,706	18,012	(21,061)	$ 8,657
Year ended December 31, 2011	$ 30,112	34,364	(52,770)	$ 11,706
Year ended December 31, 2010	$ 7,553	38,511	(15,952)	$ 30,112

(1) Deductions represent accounts written off, net of recoveries.

(In thousands, except per share data)

4. Property and Equipment

Property and equipment consist of the following:

	As of December 31, 2012	As of December 31, 2011
Land	$ 13,294	$ 9,504
Land improvements	3,439	1,688
Buildings	180,945	118,445
Equipment under capital leases	5,310	5,310
Leasehold improvements	24,930	17,305
Computer equipment	55,734	46,993
Furniture, fixtures and equipment	22,124	13,366
Internally developed software	11,039	7,108
Other	1,099	1,098
Construction in progress	12,487	9,590
	330,401	230,407
Less accumulated depreciation and amortization	(61,239)	(40,460)
Property and equipment, net	$ 269,162	$ 189,947

Depreciation and amortization expense associated with property and equipment, including assets under capital lease, totaled $21,264, $16,339, and $11,376 for the years ended December 31, 2012, 2011, and 2010, respectively.

5. Notes Payable and Other Noncurrent Liabilities

On December 21, 2012, the University entered into a new credit agreement with Bank of America, N.A. as Administrative Agent and other lenders (the "Agreement"), which refinances the University's prior indebtedness under the loan agreement with Bank of America, N.A. dated April 8, 2011 (the "Prior Agreement"). The Agreement (a) increased the term loan to $100,000 with a maturity date of December 2019 and decreased the interest rate on the outstanding balance from the BBA Libor Rate plus 200 basis points to the BBA Libor Rate plus 175 basis points, with monthly principal and interest payments, and (b) provided the University a revolving line of credit in the amount of $50,000 through December 2017 to be utilized for working capital, capital expenditures, share repurchases and other general corporate purposes. The Agreement contains standard covenants that are substantially consistent with those included in the Prior Agreement, including covenants that, among other things, restrict the University's ability to incur additional debt or make certain investments, require the University to maintain compliance with certain applicable regulatory standards, and require the University to achieve certain financial ratios and maintain a certain financial condition. Indebtedness under the Agreement is secured by the University's assets and is guaranteed by certain of the University's subsidiaries. As of December 31, 2012, the University is in compliance with its debt covenants. Under the loan covenant computation as of December 31, 2012, $50,000 is available to be borrowed on the revolving line of credit although none has been drawn as of December 31, 2012.

	As of December 31, 2012	As of December 31, 2011
Notes Payable		
Note payable, monthly payment of $556; interest at 30 day LIBOR plus 1.75% (1.96% at December 31, 2012) through December 31, 2019	$ 99,098	$ 20,929
Various Gift Annuities; quarterly payments of $34 extending through 2019; interest at 10%	602	670
Notes payable for vehicles requiring monthly payments with interest rates ranging from 8.8% to 11.0% through March 2013	1	41
	99,701	21,640
Less: Current portion	6,601	1,739
	$ 93,100	$ 19,901

(In thousands, except per share data)

Payments due under the notes payable obligations are as follows as of December 31, 2012:

2013	$ 6,601
2014	6,607
2015	6,616
2016	6,625
2017	6,636
Thereafter	66,616
	$ 99,701

Long-term deferred rent included in other noncurrent liabilities as of December 31, 2012 and 2011 was $7,015 and $6,512, respectively. The derivative liability for the forward interest rate swap included in other noncurrent liabilities as of December 31, 2012 and 2011 was $390 and $628, respectively.

6. Capital Lease Obligations

Capital lease obligations consist of the following:

	As of December 31,	
	2012	2011
Capital Lease Obligations		
Capital lease for equipment, monthly payments totaling $8; interest rate at 2.2%, through 2016	$ 674	$ 1,144
Less: Current portion of capital lease obligations	87	470
	$ 587	$ 674

Payments due under future minimum lease payments under the capital lease obligations are as follows as of December 31, 2012:

2013	$ 101
2014	101
2015	102
2016 and thereafter	410
	714
Less: Portion representing interest	40
Present value of minimum lease payments	$ 674

7. Commitments and Contingencies

Leases

The University leases certain land, buildings and equipment under non-cancelable operating leases expiring at various dates through 2021. Future minimum lease payments under operating leases due each year are as follows at December 31, 2012:

2013	$ 6,284
2014	5,818
2015	5,938
2016	5,253
2017	3,999
Thereafter	10,631
Total minimum payments	$ 37,923

(In thousands, except per share data)

Total rent expense and related taxes and operating expenses under operating leases for the years ended December 31, 2012, 2011 and 2010 was $7,635, $7,388, and $5,287, respectively.

Legal Matters

From time to time, the University is party to various lawsuits, claims, and other legal proceedings that arise in the ordinary course of business, some of which are covered by insurance. When the University is aware of a claim or potential claim, it assesses the likelihood of any loss or exposure. If it is probable that a loss will result and the amount of the loss can be reasonably estimated, the University records a liability for the loss. If the loss is not probable or the amount of the loss cannot be reasonably estimated, the University discloses the nature of the specific claim if the likelihood of a potential loss is reasonably possible and the amount involved is material. With respect to the majority of pending litigation matters, the University's ultimate legal and financial responsibility, if any, cannot be estimated with certainty and, in most cases, any potential losses related to those matters are not considered probable.

Upon resolution of any pending legal matters, the University may incur charges in excess of presently established reserves. Management does not believe that any such charges would, individually or in the aggregate, have a material adverse effect on the University's financial condition, results of operations or cash flows.

Tax Reserves, Non-Income Tax Related

From time to time the University has exposure to various non-income tax related matters that arise in the ordinary course of business. At December 31, 2012 and 2011, the University has reserved approximately $703 and $49 for tax matters where its ultimate exposure is considered probable and the potential loss can be reasonably estimated.

8. Derivative Instruments

On June 30, 2009, the University entered into an interest rate swap and an interest rate corridor to manage its 30 Day LIBOR interest exposure related to its variable rate debt. Neither of these instruments contained financing elements. The contractual terms of the University's derivative instruments have not been structured such that net payments made by one party in the earlier periods are to be subsequently returned by the counterparty in later periods of the derivative's term. Neither of the University's derivative instruments have been amended or modified since their inception. The fair value of the interest rate swap is a liability of $390 and $629 as of December 31, 2012 and 2011, respectively, which is included in other noncurrent liabilities. The fair value of the interest rate corridor instrument as of December 31, 2012 and 2011 was $0 and $1, respectively, which is included in other assets. The fair values of each derivative instrument were determined using a hypothetical derivative transaction, which are considered Level 2 per the fair value hierarchy. These derivative instruments were originally designated as cash flow hedges of variable rate debt obligations. In the fourth quarter of 2011, the University de-designated the corridor instrument. The adjustment of $241, $10, and $551 for the years ended December 31, 2012, 2011 and 2010, respectively, for the effective portion of the gain/loss on the derivatives is included as a component of other comprehensive income, net of taxes.

The interest rate swap commenced on May 1, 2010 and continues each month thereafter until April 30, 2014 and has a notional amount of $9,771 as of December 31, 2012. Under the terms of the agreement, the University receives 30-day LIBOR and pays 3.245% fixed interest on the amortizing notional amount. Therefore, the University has hedged its exposure to future variable rate cash flows through April 30, 2014. The interest rate swap is not subject to a master netting arrangement and collateral has been called by the counterparty and reflected in a restricted cash account as of December 31, 2012 and 2011 in the amount of $225 and $555, respectively.

The interest rate corridor instrument, although de-designated, reduces variable interest rate risk starting July 1, 2009 through April 30, 2014 with a notional amount of $9,771 as of December 31, 2012. The corridor instrument's terms permit the University to hedge its interest rate risk at several thresholds; the University pays variable interest monthly based on the 30-day LIBOR rates until that index reaches 4%. If 30-day LIBOR is equal to 4% through 6%, the University pays 4%. If 30-day LIBOR exceeds 6%, the University pays actual 30-day LIBOR less 2%. Subsequent to the de-designation of this instrument in the fourth quarter of 2011, changes in this instrument's fair value are recorded in interest expense.

As of December 31, 2012 no derivative ineffectiveness was identified. Any ineffectiveness in the University's derivative instruments designated as hedges would be reported in interest expense in the income statement. As of December 31, 2012 $3 of credit default risk interest income was recorded in interest expense in the income statement. As of December 31, 2011, the University de-designated the corridor instrument and reclassified into earnings $92, net of tax of accumulated other comprehensive loss. At December 31, 2012, the University does not expect to reclassify any gains or losses on derivative instruments from accumulated other comprehensive income (loss) into earnings during the next 12 months.

(In thousands, except per share data)

9. Earnings Per Share

Basic earnings per common share is calculated by dividing net income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per common share reflects the assumed conversion of all potentially dilutive securities, consisting of stock options, for which the estimated fair value exceeds the exercise price, less shares which could have been purchased with the related proceeds, unless anti-dilutive. For employee equity awards, repurchased shares are also included for any unearned compensation adjusted for tax.

The table below reflects the calculation of the weighted average number of common shares outstanding, on an as if converted basis, used in computing basic and diluted earnings per common share.

	Year Ended December 31,		
	2012	2011	2010
Denominator:			
Basic common shares outstanding	44,332	44,631	45,722
Effect of dilutive stock options and restricted stock	919	474	674
Diluted common shares outstanding	45,251	45,105	46,396

Diluted weighted average shares outstanding exclude the incremental effect of shares that would be issued upon the assumed exercise of stock options. For the year ended December 31, 2012, 2011 and 2010, approximately 1,599, 2,158 and 602, respectively, of the University's stock options outstanding were excluded from the calculation of diluted earnings per share as their inclusion would have been anti-dilutive. These options could be dilutive in the future.

10. Equity Transactions

Preferred Stock

As of December 31, 2012 and 2011, the University had 10,000 shares of authorized but unissued and undesignated preferred stock. The University's charter provides that the board of directors has authority to issue preferred stock, with voting powers, designations, preferences, and special rights, qualifications, limitation, or restrictions as permitted by law as determined by the board of directors, without stockholder approval. The board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock.

Treasury Stock

On July 28, 2011, our Board of Directors authorized the University to repurchase up to an additional $25,000 ($50,000 total) of common stock, from time to time, depending on market conditions and other considerations. The original authorization of $25,000 occurred on August 16, 2010 and, on July 26, 2012 the Board of Directors extended the expiration date on the repurchase authorization to September 30, 2013. Repurchases occur at the University's discretion. Repurchases may be made in the open market or in privately negotiated transactions, pursuant to the applicable Securities and Exchange Commission rules. The amount and timing of future share repurchases, if any, will be made as market and business conditions warrant. Since its approval of the share repurchase plan, the University has purchased 2,410 shares of common stock at an aggregate cost of $39,136, which includes 752 shares of common stock at an aggregate cost of $15,242 during the year ended December 31, 2012, which are recorded at cost in the accompanying December 31, 2012 consolidated balance sheet and statement of stockholders' equity. At December 31, 2012, there remained $10,864 available under its current share repurchase authorization.

11. Income Taxes

The University has deferred tax assets and liabilities that reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets are subject to periodic recoverability assessments. Realization of the deferred tax assets, net of deferred tax liabilities is principally dependent upon achievement of projected future taxable income. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more-likely-than-not that the University will realize the benefits of these deductible differences. The University has no valuation allowance at December 31, 2012 and 2011.

(In thousands, except per share data)

The components of income tax expense (benefit) are as follows:

	Year Ended December 31,		
	2012	2011	2010
Current:			
Federal	$ 36,818	$ 7,441	$ 22,522
State	7,575	2,737	5,163
	44,393	10,178	27,685
Deferred:			
Federal	(448)	18,125	(2,956)
State	32	2,679	(2,480)
	(416)	20,804	(5,436)
	$ 43,977	$ 30,982	$ 22,249

A reconciliation of income tax computed at the U.S. statutory rate to the effective income tax rate is as follows:

	Year Ended December 31,		
	2012	2011	2010
Statutory U.S. federal income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal tax benefit	5.9	5.5	5.6
State tax credits, net of federal effect	(1.6)	(1.2)	(1.7)
Non deductible expenses	0.2	0.2	0.4
Other	(0.7)	(1.5)	(0.6)
Effective income tax rate	38.8%	38.0%	38.7%

(In thousands, except per share data)

Significant components of the Company's deferred income tax assets and liabilities are as follows:

	As of December 31,	
	2012	**2011**
Current deferred tax asset (liability):		
Accounts receivable allowance for doubtful accounts	$ 3,321	$ 4,638
State taxes	(741)	(764)
Estimated litigation loss and regulatory reserves	1,588	76
Other	1,313	(597)
Current deferred tax asset	5,481	3,353
Non-current deferred tax asset (liability):		
Depreciation and leases	(21,774)	(18,763)
Share-based compensation	8,294	6,664
Deferred rent	2,642	2,353
Intangibles	3,384	4,121
Other	409	291
Non-current deferred tax (liability) asset	(7,045)	(5,334)
Net deferred tax (liability) asset	$ (1,564)	$ (1,981)

The University recognizes the impact of a tax position in its financial statements if that position is more-likely-than-not to be sustained on audit, based on the technical merits of the position. The University discloses all unrecognized tax benefits, which includes the reserves recorded for uncertain tax positions on filed tax returns and the unrecognized portion of affirmative claims. No adjustment was made to opening retained earnings. The University recognizes interest and penalties related to uncertain tax positions in income tax expense.

The reconciliation of the beginning and ending balance of unrecognized tax benefits at December 31 is as follows:

	2012	**2011**
Unrecognized tax benefits, beginning of year	$ 845	$ 604
Tax positions taken during the current year		
Increases	—	—
Decreases	—	—
Tax positions taken during a prior year		
Increases	214	1,628
Decreases	(5)	(304)
Decreases for settlements during the period	(1,054)	(937)
Reductions for lapses of applicable statute of limitations	—	(146)
Unrecognized tax benefits, end of year	$ —	$ 845

As of December 31, 2012 and 2011, the unrecognized tax benefit recorded of $0 and $543, respectively, if reversed, would impact the effective tax rate. During the years ended December 31, 2012, 2011, and 2010, the University recognized approximately $87, $123 and $80, respectively, in interest and penalties. At December 31, 2012 and 2011, the University had accrued $0 and $121, respectively, in interest and $0, in penalties. It is reasonably possible that the amount of the unrecognized tax benefit will change during the next 12 months, however management does not expect the potential change to have a material effect on the results of operations or financial position.

The University's uncertain tax positions were related to tax years that remained subject to examination by tax authorities. As of December 31, 2012, the earliest tax year still subject to examination for federal and state purposes is 2009 and 2005, respectively.

(In thousands, except per share data)

12. Regulatory

The University is subject to extensive regulation by federal and state governmental agencies and accrediting bodies. In particular, the Higher Education Act of 1965, as amended (the "Higher Education Act"), and the regulations promulgated thereunder by the Department of Education, subject the University to significant regulatory scrutiny on the basis of numerous standards that schools must satisfy in order to participate in the various federal student financial assistance programs under Title IV of the Higher Education Act.

To participate in the Title IV programs, an institution must be authorized to offer its programs of instruction by the relevant agency of the state in which it is located, accredited by an accrediting agency recognized by the Department of Education and certified as eligible by the Department of Education. The Department of Education will certify an institution to participate in the Title IV programs only after the institution has demonstrated compliance with the Higher Education Act and the Department of Education's extensive regulations regarding institutional eligibility. An institution must also demonstrate its compliance to the Department of Education on an ongoing basis. As of December 31, 2012, management believes the University is in compliance with the applicable regulations in all material respects and the University is provisionally certified to participate in the Title IV Programs through 2013.

Because the University operates in a highly regulated industry, it, like other industry participants, may be subject from time to time to investigations, claims of non-compliance, or lawsuits by governmental agencies or third parties, which allege statutory violations, regulatory infractions, or common law causes of action. While there can be no assurance that regulatory agencies or third parties will not undertake investigations or make claims against the University, or that such claims, if made, will not have a material adverse effect on the University's business, results of operations or financial condition, management believes the University is in compliance with applicable regulations in all material respects.

In connection with its administration of the Title IV federal student financial aid programs, the Department of Education periodically conducts program reviews at selected schools that receive Title IV funds. In July 2010, the Department of Education initiated a program review of the University covering the 2008-2009 and 2009-2010 award years. As part of this program review, a Department of Education program review team conducted a site visit on the University's campus in July 2010 and reviewed, and in some cases requested further information regarding, the University's records, practices and policies relating to, among other things, financial aid, enrollment, enrollment counselor compensation, program eligibility and other Title IV compliance matters.

While the University never received a formal exit interview, which it had understood to be the typical step prior to the Department of Education's issuance of a preliminary program review report, on August 24, 2011, the University received from the Department of Education a written preliminary program review report that included five findings, two of which involve individual student-specific errors concerning the monitoring of satisfactory academic progress for two students and the certification of one student's Federal Family Educational Loan as an unsubsidized Stafford loan rather than a subsidized Stafford loan. The other three findings are as follows:

- *Incentive compensation issue.* During a portion of the period under review, the University had in place a compensation plan for its enrollment counselors that was designed to comply with the regulatory "safe harbor" in effect during such period that allowed companies to make adjustments to fixed compensation for enrollment personnel, provided that any such adjustment (i) was not made more than twice during any twelve month period, and (ii) was not based solely on the number of students recruited, admitted, enrolled, or awarded financial aid. The plan at issue provided for enrollment counselor performance to be reviewed on a number of non-enrollment-related factors that could account for a substantial portion of any potential base compensation adjustment. The preliminary program review report does not appear to set forth any definitive finding regarding the plan, but the Department of Education has requested additional information from the University regarding its enrollment counselor compensation practices and policies in effect during the period under review. The University continues to believe that the plan at issue, both as designed and as applied, did not base compensation solely on success in enrolling students in violation of applicable law. We are continuing our efforts to communicate with the Department of Education to resolve this matter.
- *Gainful employment issue.* The preliminary program review report sets forth the Department of Education's position that the University's Bachelor of Arts in Interdisciplinary Studies program was not an eligible program under Title IV because it did not provide students with training to prepare them for gainful employment in a recognized occupation. Historically, this "gainful employment" standard has been a requirement for Title IV eligibility for programs offered at proprietary institutions of higher education such as the University although, pursuant to legislation passed in 2008 and effective as of July 1, 2010, this requirement no longer applies to designated liberal arts programs offered by the University and certain other institutions that have held

(In thousands, except per share data)

accreditation by a regional accrediting agency since a date on or before October 1, 2007 (we have held a regional accreditation since 1968). The University believes that its Interdisciplinary Studies program, which it first offered in Fall 2007 in response to a request by one of our employer-partners, was an eligible program under the "gainful employment" standard in effect prior to July 1, 2010. We are continuing our efforts to communicate with the Department of Education to resolve this matter.

- *Inadequate procedures related to non-passing grades.* The preliminary program review report sets forth the Department of Education's position that, during the period under review and prior to the time the University converted from a term-based financial aid system to a non-term, borrower-based financial aid system in mid-2010, the University failed to have an accurate system in place to enable us to determine if students with non-passing grades for a term had no documented attendance for the term or should have been treated as unofficial withdrawals for the term, thereby potentially requiring the University to return all or a portion of the Title IV monies previously received with respect to such students. Although the University is confident in the legal sufficiency of its policies that were in place during the period under review, it is continuing to make efforts to discuss this finding with the Department of Education. As part of the process of reviewing and responding to this finding, the Department of Education has requested that the University conduct a further review of student files and provide additional information to the Department of Education following the completion of such review.

The University has provided responses on these issues as required by the Department of Education and is continuing its efforts to communicate with the Department of Education to resolve the issues raised in the preliminary program review report. With respect to the issue regarding inadequate procedures related to non-passing grades in particular, the University is continuing its review of student files for the period from July 1, 2008 to June 30, 2010 in accordance with the Department of Education's request. Although the University has not completed the file review, the University did determine, based on current interpretations provided by the Department of Education, that certain Pell grants received by the University for students that later unofficially withdrew should have been returned under applicable return to Title IV rules. Although when the University makes a return to Title IV the applicable student is obligated to repay the University for the amounts returned, the University has decided that it will not seek reimbursement from the applicable students once the returns are made. During the year ended December 31, 2012, the University reserved $3,450 related to these refunds. The University is unable, at this time, to determine whether additional refunds will be necessary as a result of the preliminary findings.

The University cannot presently predict whether or if further information requests will be made, how the foregoing issues will be resolved, when the final program review determination letter will be issued, or when the program review will be closed. At this time, the Department of Education has not specified the amount of any potential refunds or penalties that it may seek or assess. The University's policies and procedures are planned and implemented to comply with the applicable standards and regulations under Title IV and it is committed to resolving any issues of non-compliance identified in the final program review determination letter and ensuring that it operates in compliance with all Department of Education requirements. If the Department of Education were to make significant findings of non-compliance in the final program review determination letter, then, after exhausting any administrative appeals available to the University, it could be required to pay a fine, return Title IV monies previously received, or be subjected to other administrative sanctions. While it cannot currently predict the final outcome of the Department of Education review, any such final adverse finding could damage the University's reputation in the industry and have a material adverse effect on its business, results of operations, cash flows and financial position.

90/10 Disclosure

The University derives a substantial portion of its revenues from student financial aid received by its students under the Title IV programs administered by the Department of Education pursuant to the Higher Education Act. To continue to participate in the student financial aid programs the University must comply with the regulations promulgated under the Higher Education Act. The regulations restrict the proportion of cash receipts for tuition and fees from eligible programs to not more than 90 percent from Title IV programs (the "90/10 revenue test"). If an institution fails to satisfy the test for one year, its participation status becomes provisional for two consecutive fiscal years. If the test is not satisfied for two consecutive years, eligibility to participate in Title IV programs is lost for at least two fiscal years. Using the Department of Education's cash-basis, regulatory formula under the 90/10 Rule as currently in effect, for its 2012, 2011, and 2010 fiscal years, the University derived 80.3%, 80.2%, and 84.9%, respectively, for its 90/10 revenue from Title IV program funds.

(In thousands, except per share data)

13. Share-Based Compensation Plans

Adoption of Equity Plans

On September 27, 2008 the University's shareholders approved the adoption of the 2008 Equity Incentive Plan ("Incentive Plan") and the 2008 Employee Stock Purchase ("ESPP"). A total of 4,200 shares of the University's common stock was originally authorized for issuance under the Incentive Plan. On January 1 of each subsequent year in accordance with the terms of the Incentive Plan, the number of shares authorized for issuance under the Incentive Plan automatically increased by 2.5% of the number of shares of common stock issued and outstanding on December 31, raising the total number of shares of common stock authorized for issuance under the Incentive Plan to 9,847 shares effective January 1, 2013. Although the ESPP has not yet been implemented, a total of 1,050 shares of the University's common stock have been authorized for sale under the ESPP.

Incentive Plan

Restricted Stock

During fiscal year 2012, the University granted 552 shares of common stock with a service vesting condition to certain of its executives, officers, faculty and employees. The restricted shares have voting rights and vest evenly at 20% over each of the next five years. Upon vesting, shares will be held in lieu of taxes equivalent to the minimum statutory tax withholding required to be paid when the restricted stock vests. In 2012, 2011, and 2010 the University granted 11, 6, and 4 shares of common stock, to certain of the non-employee members of the University's board of directors. The restricted shares have voting rights and vest within one year of the date of grant.

A summary of the activity related to restricted stock granted under the University's Incentive Plan is as follows:

	Total Shares	Weighted Average Grant Date Fair Value per Share
Outstanding as of December 31, 2009	9	$ 14.88
Granted	4	$ 25.16
Vested	(9)	$ 14.88
Forfeited, canceled or expired	—	
Outstanding as of December 31, 2010	4	$ 25.16
Granted	6	$ 13.88
Vested	(4)	$ 25.16
Forfeited, canceled or expired	—	
Outstanding as of December 31, 2011	6	$ 13.88
Granted	563	$ 17.04
Vested	(6)	$ 13.88
Forfeited, canceled or expired	(10)	$ 17.03
Outstanding as of December 31, 2012	553	$ 17.04

As of December 31, 2012, there was approximately $7,531 of total unrecognized share-based compensation cost, net of estimated forfeitures, related to unvested restricted stock awards. These costs are expected to be recognized over a weighted average period of 2.6 years.

(In thousands, except per share data)

Stock Options

During 2011 and 2010, the University granted time vested options to purchase shares of common stock with an exercise price equal to the fair market value on the date of grant. The time vested options vest ratably over a period of five years for employees and expire ten years from the date of grant. A summary of the activity related to stock options granted under the University's Incentive Plan is as follows:

	Summary of Stock Options Outstanding			
	Total Shares	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value ($)(1)
Outstanding as of December 31, 2009	3,350	$ 12.30		
Granted	922	$ 21.29		
Exercised	(144)	$ 12.12		
Forfeited, canceled or expired	(102)	$ 17.45		
Outstanding as of December 31, 2010	4,026	$ 14.24		
Granted	1,250	$ 15.34		
Exercised	(140)	$ 12.00		
Forfeited, canceled or expired	(172)	$ 17.29		
Outstanding as of December 31, 2011	4,964	$ 14.47		
Granted	—	$ —		
Exercised	(611)	$ 13.16		
Forfeited, canceled or expired	(124)	$ 17.63		
Outstanding as of December 31, 2012	4,229	$ 14.57	6.71	$ 37,637
Exercisable as of December 31, 2012	2,345	$ 13.44	6.22	$ 23,524
Available for issuance as of December 31, 2012	2,772			

(1) Aggregate intrinsic value represents the value of the University's closing stock price on December 31, 2012 ($23.47) in excess of the exercise price multiplied by the number of options outstanding or exercisable.

As of December 31, 2012, there was approximately $11,280 of total unrecognized share-based compensation cost, net of estimated forfeitures, related to unvested stock options. These costs are expected to be recognized over a weighted average period of 1.6 years.

The following table summarizes information related to stock options exercised for years ended December 31, 2012, 2011 and 2010:

	2012	2011	2010
Amounts related to options exercised:			
Intrinsic value realized by optionee	$ 4,683	$ 403	$ 1,407
Actual tax benefit realized by the University for tax deductions	$ 1,873	$ 161	$ 563

Cash received from stock option exercises during fiscal year 2012, 2011 and 2010 totaled approximately $8,049, $1,681 and $1,747, respectively.

Share-based Compensation

Share-based Compensation Expense Assumptions – Restricted Stock Awards

Stock-based compensation expense related to restricted stock grants is expensed over the vesting period using the straight-line method for University employees and the University's board of directors and is measured using the University's stock price on the date of grant, net of estimated forfeitures. The restricted shares have voting rights.

Share-based Compensation Expense Assumptions – Stock Options

(In thousands, except per share data)

The University granted stock options in 2011 and 2010. No stock options were granted in 2012.

Fair Value. The University uses the Black-Scholes-Merton option pricing model to estimate the fair value of the University's options as of the grant dates using the following weighted average assumptions:

Year Ended December 31,	2011	2010
Weighted average fair value	$ 6.98	$ 10.74
Expected volatility	41.85%	47.50%
Expected life (years)	6.50	6.50
Risk-free interest rate	2.58%	2.87%
Dividend yield	0%	0%

Expected Volatility. As the University's stock had not been publicly traded prior to November 2008, the expected volatility assumption for the year ended December 31, 2010 reflects an average of volatilities of the University's peer group of public education companies with a period equal to the expected life of the options. Beginning on January 1, 2011, the University believes that the use of Grand Canyon Education, Inc.'s historical stock price provides a more accurate estimate of expected volatility and, consequently, a better estimate of fair value of the University's stock options. Therefore, the expected volatility assumption for the year ended December 31, 2011 is based upon the University's historical stock price. This change in estimate did not have a material impact on the University's operating income, net income or net income per common share.

Expected Life (years). The University continues to use the simplified method to estimate the expected term of stock options under certain circumstances. The simplified method for estimating expected term is to use the mid-point between the vesting term and the contractual term of the share option. The University has analyzed the circumstances in which the use of the simplified method is allowed. The University has elected to use the simplified method for options granted in fiscal year 2011 and 2010 because the University does not have historical exercise data to estimate expected term due to the limited time period its shares have been publicly traded.

Risk-Free Interest Rate. The risk-free interest rate assumption is based upon the U.S. constant maturity treasury rates as the risk-free rate interpolated between the years commensurate with the expected life of the options.

Dividend Yield. The dividend yield assumption is zero since the University does not expect to declare or pay dividends in the foreseeable future.

Forfeitures. Forfeitures are estimated at the time of grant based on historical retention of employees. If necessary, management estimates are adjusted at the end of each reporting period if actual forfeitures differ from those estimates.

Expected Vesting Period. The University amortizes the share-based compensation expense, net of forfeitures, over the expected vesting period using the straight-line method.

The table below outlines share-based compensation expense for the fiscal years ended December 31, 2012, 2011 and 2010 related to restricted stock and stock options granted:

	2012	2011	2010
Instructional costs and services	$ 3,809	$ 2,935	$ 2,034
Selling and promotional	393	297	233
General and administrative	3,609	3,220	2,782
Share-based compensation expense included in operating expenses	7,811	6,452	5,049
Tax effect of share-based compensation	(3,124)	(2,581)	(2,020)
Share-based compensation expense, net of tax	$ 4,687	$ 3,871	$ 3,029

(In thousands, except per share data)

401(k) Plan

The University has established a 401(k) Defined Contribution Benefit Plan (the "Plan"). The Plan provides eligible employees, upon date of hire, with an opportunity to make tax-deferred contributions into a long-term investment and savings program. All employees over the age of 21 are eligible to participate in the plan. The Plan allows eligible employees to contribute to the Plan subject to Internal Revenue Code restrictions and the Plan allows the University to make discretionary matching contributions. The University plans to make a matching contribution to the plan of approximately $1,500 for the year ended December 31, 2012. The University made discretionary matching contributions to the plan of $933 and $745 for the years ended December 31, 2011 and 2010, respectively.

14. Related Party Transactions

Related party transactions include transactions between the University and certain of its shareholders and affiliates. The following transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the parties.

As of and for the years ended December 31, 2012, 2011, and 2010, related party transactions consisted of the following:

Shareholders

Vergo Marketing ("Vergo") — A member of Vergo is related to the Executive Chairman and Director of the University. Vergo provided marketing services totaling $80 and $249 in the years ended December 31, 2011, and 2010, respectively, of which $8 was owed at December 31, 2011.

Affiliates

Mind Streams, LLC ("Mind Streams"), 21st Century, LLC ("21st Century") and Lifetime Learning — Mind Streams, 21st Century and Lifetime Learning are owned and operated, in part, by the father of the University's Executive Chairman. See further discussion in Note 2, Summary of Significant Accounting Policies — Selling and Promotional.

Grand Canyon University Foundation ("GCUF") — GCUF was formed in 2010 to support public charities. The University's President, CEO and Director serves as the president of GCUF. All of the board seats are taken by University executives and employees. The University is not the primary beneficiary of GCUF, and accordingly, the University does not consolidate GCUF's statement of activities with its financial results. Since the formation of GCUF, the University has contributed $200, $5, and $5 for the years ended December 31, 2012, 2011, and 2010, respectively, of which no amounts were owed at December 31, 2012 and 2011, respectively.

(In thousands, except per share data)

15. Quarterly Results of Operations (Unaudited)

The following table summarizes the unaudited quarterly results of operations for 2012 and 2011 and should be read in conjunction with other information included in the accompanying consolidated financial statements.

	2012			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net revenue	$ 117,131	$ 119,260	$ 133,568	$ 141,298
Costs and expenses:				
Instructional costs and services	50,824	53,406	57,354	58,819
Selling and promotional	34,559	32,755	36,450	37,536
General and administrative	7,544	7,701	8,561	11,696
Total costs and expenses	92,927	93,862	102,365	108,051
Operating income	24,204	25,398	31,203	33,247
Net interest expense	(197)	(52)	(138)	(241)
Income before income taxes	24,007	25,346	31,065	33,006
Income tax expense	9,538	9,748	12,594	12,097
Net income	$ 14,469	$ 15,598	$ 18,471	$ 20,909
Earnings per share:				
Basic income per share(1)	$ 0.33	$ 0.35	$ 0.42	$ 0.47
Diluted income per share(1)	$ 0.32	$ 0.35	$ 0.41	$ 0.46
Basic weighted average shares outstanding	44,371	44,447	44,365	44,167
Diluted weighted average shares outstanding	45,151	45,169	45,339	45,364

(1) The sum of quarterly income per share may not equal annual income per share due to rounding.

	2011			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net revenue	$ 101,709	$ 103,118	$ 108,909	$ 113,005
Costs and expenses:				
Instructional costs and services	48,875	46,354	48,933	50,639
Selling and promotional	29,832	27,709	31,248	31,166
General and administrative	6,832	7,038	7,145	8,028
Lease termination costs	—	—	922	(140)
Total costs and expenses	85,539	81,101	88,248	89,693
Operating income	16,170	22,017	20,661	23,312
Net interest expense	(75)	(3)	(150)	(404)
Income before income taxes	16,095	22,014	20,511	22,908
Income tax expense	6,614	9,141	7,643	7,584
Net income	$ 9,481	$ 12,873	$ 12,868	$ 15,324
Earnings per share:				
Basic income per share(1)	$ 0.21	$ 0.29	$ 0.29	$ 0.35
Diluted income per share(1)	$ 0.21	$ 0.29	$ 0.29	$ 0.34
Basic weighted average shares outstanding	45,590	44,658	44,302	44,317
Diluted weighted average shares outstanding	46,089	45,018	44,787	44,868

(1) The sum of quarterly income per share may not equal annual income per share due to rounding.

Item 9. ***Changes in and Disagreements With Accountants on Accounting and Financial Disclosure***

None.

Item 9A. ***Controls and Procedures***

Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed in reports filed under the Exchange Act is recorded, processed, summarized and reported within the specified time periods and accumulated and communicated to our management, including our Chief Executive Officer ("Principal Executive Officer") and Chief Financial Officer ("Principal Financial Officer"), as appropriate, to allow timely decisions regarding required disclosure. We have established a Disclosure Committee, consisting of certain members of management, to assist in this evaluation. Our Disclosure Committee meets on a quarterly basis and more often if necessary.

Under the supervision and with the participation of our management, including our Principal Executive Officer and Principal Financial Officer, an evaluation was performed on the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) or 15d-15(e) promulgated under the Exchange Act), as of the end of the period covered by this annual report. Based on that evaluation, our management, including the Principal Executive. Officer and Principal Financial Officer, concluded that our disclosure controls and procedures were effective as of December 31, 2012.

Attached as exhibits to this Annual Report on Form 10-K are certifications of our Chief Executive Office and Chief Financial Officer, which are required in accordance with Rule 13a-14 of the Exchange Act. This Disclosure Controls and Procedures section includes information concerning management's evaluation of disclosure controls and procedures referred to in those certifications and, as such, should be read in conjunction with the certifications of our Chief Executive Officer and Chief Financial Officer.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining effective internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles ("GAAP").

Our internal control over financial reporting includes those policies and procedures that:

(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with GAAP, and that receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitation, our internal control systems and procedures may not prevent or detect misstatements. An internal control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in condition, or that the degree of compliance with the policies and procedures may deteriorate.

Management performed an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2012, utilizing the criteria described in the "Internal Control-Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. The objective of this assessment was to determine whether our internal control over financial reporting was effective as of December 31, 2012. Based on its assessment, management believes that, as of December 31, 2012, the Company's internal control over financial reporting is effective.

The effectiveness of our internal control over financial reporting as of and for the year ended December 31, 2012 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their audit report which is included herein.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Grand Canyon Education, Inc.:

We have audited Grand Canyon Education, Inc.'s internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Grand Canyon Education, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Grand Canyon Education, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the accompanying consolidated balance sheet of Grand Canyon Education, Inc. and subsidiaries as of December 31, 2012, and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for the year then ended and our report dated February 19, 2013 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Phoenix, Arizona
February 19, 2013

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting during the year ended December 31, 2012, that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. *Other Information*

We have a policy governing transactions in our securities by directors, officers, employees and others which permits these individuals to enter into trading plans complying with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. Rule 10b5-1 trading plans previously entered into by Brian Mueller, our President, Chief Executive Officer and Director; Dr. W. Stan Meyer, our Chief Operating Officer; and Dan Bachus, our Chief Financial Officer and Principal Accounting Officer, were each terminated on November 9, 2012.

We anticipate that, as permitted by Rule 10b5-1 and our policy governing transactions in our securities, some or all of our directors, officers and employees may establish or terminate trading plans in the future. We intend to disclose the names of executive officers and directors who establish or terminate a trading plan in compliance with Rule 10b5-1 and the requirements of our policy governing transactions in our securities in our future quarterly and annual reports on Form 10-Q and 10-K filed with the Securities and Exchange Commission. We undertake no obligation, however, to update or review the information provided herein, including for revision or termination of an established trading plan, other than in such quarterly and annual reports.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance*

Information relating to our Board of Directors, Executive Officers, and Corporate Governance required by this item appears in the sections entitled "Corporate Governance and Board Matters" and "Proposal No. 1: Election of Directors" in our 2013 proxy statement, to be filed within 120 days of our fiscal year end (December 31, 2012) and such information is incorporated herein by reference.

Our employees must act ethically at all times and in accordance with the policies in our Code of Business Conduct and Ethics. We require full compliance with this policy from all designated employees including our Chief Executive Officer, Chief Financial Officer, and Chief Accounting Officer. We publish the policy, and any amendments or waivers to the policy, in the Corporate Governance section of our website located at www.gcu.edu/ Investor Relations/Corporate Governance.

The charters of our Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee are also available in the Corporate Governance section our website located at www.gcu.edu/Investor Relations/Corporate Governance.

Item 11. *Executive Compensation*

Information relating to this item appears in the section entitled "Executive Compensation" in our 2013 proxy statement, to be filed within 120 days of our fiscal year end (December 31, 2012) and such information is incorporated herein by reference.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

Information relating to this item appears in the sections entitled "Executive Compensation" and "Beneficial Ownership of Common Stock" in our 2013 proxy statement, to be filed within 120 days of our fiscal year end (December 31, 2012) and such information is incorporated herein by reference.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

Information relating to this item appears in the sections entitled "Corporate Governance and Board Matters — Director Independence" and "Certain Relationships and Related Party Transactions" in our 2013 proxy statement, to be filed within 120 days of our fiscal year end (December 31, 2012) and such information is incorporated herein by reference.

Item 14. *Principal Accounting Fees and Services*

Information relating to this item appears in the section entitled "Ratification of Independent Registered Public Accounting Firm — Fees" in our 2013 our proxy statement, to be filed within 120 days of our fiscal year end (December 31, 2012) and such information is incorporated herein by reference.

PART IV

Item 15. ***Exhibits, Consolidated Financial Statement Schedules***

(a) The following documents are filed as part of this Annual Report on Form 10-K:

1. *Consolidated Financial Statements filed as part of this report*

2. *Consolidated Financial Statement Schedules*:

Schedules are omitted because they are not required, or because the information required is included in the Consolidated Financial Statements and Notes thereto.

3. *Exhibits*

Number	Description	Method of Filing
3.1	Amended and Restated Certificate of Incorporation	Incorporated by reference to Exhibit 3.1 to Amendment No. 6 to the University's Registration Statement on Form S-1 filed with the SEC on November 12, 2008.
3.2	Second Amended and Restated Bylaws	Incorporated by reference to Exhibit 3.1 to the University's Current Report on Form 8-K filed with the SEC on August 2, 2010.
4.1	Specimen of Stock Certificate	Incorporated by reference to Exhibit 4.1 to Amendment No. 2 to the University's Registration Statement on Form S-1 filed with the SEC on September 29, 2008.
10.1	Amended and Restated Executive Employment Agreement, dated September 10, 2008, by and between Grand Canyon Education, Inc. and Brent Richardson†	Incorporated by reference to Exhibit 10.1 to Amendment No. 2 to the University's Registration Statement on Form S-1 filed with the SEC on September 29, 2008.
10.2	2008 Equity Incentive Plan, as amended†	Incorporated by reference to Exhibit 10.1 to the University's Quarterly Report on Form 10-Q filed with the SEC on November 14, 2011.
10.3	2008 Employee Stock Purchase Plan†	Incorporated by reference to Exhibit 10.5 to Amendment No. 2 to the University's Registration Statement on Form S-1 filed with the SEC on September 29, 2008.
10.4	Amended and Restated Executive Employment Agreement, dated July 30, 2012, by and between Grand Canyon Education, Inc. and Brian E. Mueller†	Incorporated by reference to Exhibit 10.1 to the University's Quarterly Report on Form 10-Q filed with the SEC on August 6, 2012.
10.5	Amended and Restated Executive Employment Agreement, dated July 30, 2012, by and between Grand Canyon Education, Inc. and W. Stan Meyer†	Incorporated by reference to Exhibit 10.2 to the University's Quarterly Report on Form 10-Q filed with the SEC on August 6, 2012.
10.6	Amended and Restated Executive Employment Agreement, dated July 30, 2012, by and between Grand Canyon Education, Inc. and Daniel E. Bachus†	Incorporated by reference to Exhibit 10.3 to the University's Quarterly Report on Form 10-Q filed with the SEC on August 6, 2012.
10.7	Amended and Restated Executive Employment Agreement, dated July 30, 2012, by and between Grand Canyon Education, Inc. and Joseph N. Mildenhall†	Incorporated by reference to Exhibit 10.4 to the University's Quarterly Report on Form 10-Q filed with the SEC on August 6, 2012.
10.8	Amended and Restated Executive Employment Agreement, dated July 30, 2012, by and between Grand Canyon Education, Inc. and Dr. Kathy Player†	Incorporated by reference to Exhibit 10.5 to the University's Quarterly Report on Form 10-Q filed with the SEC on August 6, 2012.
10.9	Form of Director and Officer Indemnity Agreement	Incorporated by reference to Exhibit 10.21 to Amendment No. 2 to the University's Registration Statement on Form S-1 filed with the SEC on September 29, 2008.
10.10	Credit Agreement, dated December 21, 2012, by and among Grand Canyon Education, Inc., Bank of America, N.A., and the other parties named therein.	Filed herewith.
21.0	Subsidiaries of Grand Canyon Education, Inc.	Filed herewith.
23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm	Filed herewith.
23.2	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm	Filed herewith.

Number	Description	Method of Filing
24.1	Power of Attorney	Filed herewith (on signature page)
31.1	Certification of the Chief Executive Officer Pursuant to Rule 13a-14(a) and 15d-14(a) as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed herewith.
31.2	Certification of the Chief Financial Officer Pursuant to Rule 13a-14(a) and 15d-14(a) as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed herewith.
32.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002††	Filed herewith.
32.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002††	Filed herewith.

† Indicates a management contract or any compensatory plan, contract or arrangement.

†† This certification is being furnished solely to accompany this report pursuant to 18 U.S.C. Section 1350, and is not being filed for purposes of Section 18 of the Exchange Act, and is not to be incorporated by reference into any filings of the University, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAND CANYON EDUCATION, INC.

By: /s/ Brian E. Mueller

Name: Brian E. Mueller
Title: President and Chief Executive Officer
Dated: February 19, 2013

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Brian E. Mueller, Daniel E. Bachus, and Brian M. Roberts, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto and other documents in connection therewith the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully and to all intents and purposes as he might or could do in person hereby ratifying and confirming all that said attorneys-in-fact and agents, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Brian E. Mueller Brian E. Mueller	President, Chief Executive Officer and Director (Principal Executive Officer)	February 19, 2013
/s/ Daniel E. Bachus Daniel E. Bachus	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	February 19, 2013
/s/ Brent D. Richardson Brent D. Richardson	Executive Chairman	February 19, 2013
/s/ David J. Johnson David J. Johnson	Director	February 19, 2013
/s/ Jack A. Henry Jack A. Henry	Director	February 19, 2013
/s/ Bradley A. Casper Bradley A. Casper	Director	February 19, 2013
/s/ Kevin F. Warren Kevin F. Warren	Director	February 19, 2013

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GRAND CANYON EDUCATION
Corporate Information

PRIMARY IR CONTACT

Dan Bachus
Chief Financial Officer

Grand Canyon Education
3300 W. Camelback Rd.
Phoenix, AZ 85017

Phone: 602.639.7500
Web site: www.gcu.edu

TRANSFER AGENT

Computershare Investor Services
P.O. Box 43078
Providence, RI 02940-3078

ACCOUNTANTS

KPMG LLP

COMMON STOCK

The Company's common stock trades on the Nasdaq Global Market under the symbol LOPE.

ANNUAL MEETING OF STOCKHOLDERS

The Company's annual meeting of stockholders will be held at 10:00 a.m., local time, in the Arena on Thursday, May 16, 2013, at Grand Canyon University in Phoenix.

BOARD OF DIRECTORS

Brent Richardson
Executive Chairman and Director

Brian Mueller
Chief Executive Officer and Director

David J. Johnson
Director

Jack A. Henry
Director

Bradley A. Casper
Director

Kevin F. Warren
Director

Sara R. Dial
Director

MANAGEMENT

Brent Richardson
Executive Chairman and Director

Brian Mueller
Chief Executive Officer, Director and President Grand Canyon University

Dan Bachus
Chief Financial Officer

Dr. W. Stan Meyer
Chief Operating Officer

Joe Mildenhall
Chief Information Officer

Brian Roberts
General Counsel

On the back cover:

GCU's mascot, Thunder, descends from the rafters of Grand Canyon University Arena during the Nov. 27 rally announcing the University's invitation to join NCAA Division I and the Western Athletic Conference.



GRAND CANYON EDUCATION

3300 W. Camelback Rd. | Phoenix, AZ 85017 | 800.800.9776 | www.gcu.edu